

AIMCO

Apartment Investment and Management Company

2002 ANNUAL REPORT

318,000 units

1,800 properties

1 million people choose Aimco apartments each year

47 states

Diversified by location and price point

Table of Contents

To Our Fellow Aimco Shareholders

Peter and I are disappointed by Aimco's 2002 financial returns. It was the second consecutive year during which Total Return, that is, the sum of dividends and share price change, was negative. As managers, our pay was appropriately reduced: mine, by 50%. As shareholders, we are considerably poorer.

Here are the grim facts:

- Total Return was a negative 11.5%. The Aimco share price was $45.73 at the beginning of the year and $37.48 at year-end. This decline of $8.25 was only partially offset by the $3.28 dividend.

Total Return Annualized



20%
15%
10%
5%
0%
-5%
-10%
-15%
16.4%
7.4%
-11.5%
Since IPO
5 Year
1 Year

- FFO of $4.64 and AFFO of $3.77 per share were lower than the prior year results for the first time in Aimco's eight year history as a public company.

Per Share Results



6
4
2
0
1997
1998
1999
2000
2001
2002
FFO
AFFO

- Aimco's estimated net asset value ("NAV") per share declined 11% from $46 to $41.

- Aimco Total Return was lower than the REIT index average but, for whatever small comfort it may provide, superior to the S&P 500.

Comparative Total Return Annualized



200
150
100
50
0
1997
1998
1999
2000
2001
2002
Aimco
MS REIT Index
S&P 500

	Aimco	MS REIT Index	S&P 500
1 Year	-11.5	3.6	-22.1
5 year	7.4	3.3	-0.6

These disappointing results are due primarily to the 19% decline in AFFO per share which, in turn, was caused by the poor economy; the reduction in income from partnership activities; and increased Capital Replacement spending.

- By its low (so far) in December 2002, the U.S. economy had lost 1.8 million jobs from its peak in March 2001. Many of those without jobs had lived in apartments and moved out to live with a roommate; continue their education; or return home. Sometimes, their apartment leases continued when their jobs did not and, as a result, Aimco bad debt doubled. As they moved out, Aimco "same store" occupancy dropped by 0.8%, consistent with the industry average. With lower demand, prices softened and "same store" rental rates dropped by 0.2%, albeit less than the industry average decline of 3.2%. These three adverse developments reduced revenue by 2.5% or $28 million, equal to $0.26 per share.

- During the past few years, Aimco has increased its weighted average ownership of affiliated partnerships from 54% at the end of 1999 to 70% at the end of 2002. In this process, Aimco earned substantial Investment Management income which, however, has declined with reduced outside ownership, from 8% of Free Cash Flow in 1999 to 3% in 2002. The 2002 impact was equal to $0.23 per share.

- In the past two years, Aimco has increased its Capital Replacement spending by 59%, from $300 per unit in 2000 to $478 per unit in 2002. This increase reduced 2002 results by $0.20 per share. Peter and I have always been determined to spend the money required to maintain Aimco properties in good condition and the amount required to do so has been larger than we had previously expected.

These factors overshadowed numerous positive developments:

- The Conventional portfolio produced $1.2 billion in rental revenues and $663 million in Free Cash Flow. "Same store" net operating income was down 1.6% for the year. This negative was, in fact, a positive by comparison to Aimco's industry peers who averaged a decline of approximately 6%. Credit Ron Monson and his team.

- Aimco Capital took form under David Robertson and Lance Graber, combining all activities involving Affordable properties, i.e., those properties serving lower income residents and subsidized by the federal government, either directly by rent subsidies or indirectly by tax credits. Aimco Capital improved Affordable operations; acquired (in the Casden transaction) 99 properties with 11,027 units; began redevelopment of 9 properties; sold 26 properties with 2,875 units; oversaw NAPICO after its acquisition; and contributed $13 million in activity fees to Aimco AFFO.

- Joe DeTuno's Redevelopment group largely completed $55 million in redevelopments previously undertaken and also took a larger role in support of capital spending on all properties. Riverloft Apartments provided an excellent example of the potential for redevelopment to upgrade properties while providing sparkling financial returns.



The renovated Riverloft lobby includes slate flooring and natural wood paneling.

$5 Million in Value Created at Riverloft

Redevelopment	$ Millions
Value Before	14
Cost Of	21
Total Investment	35
Value After	40
Value Created	5

- In a year when the price for property insurance was generally increasing by approximately 40%, Jeff Adler was successful in managing Aimco's risk activities and keeping Aimco property insurance costs largely unchanged.

- Aimco invested $1.6 billion in two large transactions to acquire 4,975 conventional units in southern California and 4,323 conventional units in New England. The Casden transaction brought, together with the California apartments and Affordable properties mentioned above, NAPICO, a general partner in partnerships owning 435 properties with approximately 40,000 units, and also a long term syndicator of tax credit equity. These acquisitions were partially funded by the sale for $552 million of 87 properties with approximately 15,000 units.

  - It is instructive to note that the average rent of the conventional properties acquired was $1,249 and that of the conventional properties sold was $553. Harry Alcock and his team were very busy.

  - It is also noteworthy that with the sales of properties in which Aimco had a minority interest, the share of Aimco Free Cash Flow earned from assets consolidated in Aimco's financial statements has increased from 65% in 1999 to 92% in 2002.

- Under the direction of Paul McAuliffe, Aimco funded these activities by the sale of $51 million in preferred, and $369 million in common, equity. In addition, Aimco converted $270 million of preferred securities to common stock and responded to lower interest rates by funding $1.4 billion in new or refinanced property loans.

  - For her leadership of this activity for the past several years, Patti Fielding was promoted to Executive Vice President.

- Tom Novosel completed several projects to improve Aimco's financial control and to increase transparency of Aimco's financial reporting.

- Perhaps most satisfyingly, in a year of increased regulation and scrutiny, Paul McAuliffe and I were able to affirm Aimco's financial statements without qualification. Aimco's governance has served it well with four, independent, fully engaged directors as the members of all three board committees.

As we turn to 2003, Aimco has considerable strengths and a few, lingering concerns. Our strengths include:

- Aimco has a vast portfolio including 1,800 properties and 318,000 units serving one million residents each year. It is highly diversified and weaker markets are offset by stronger ones. Last year, more than 60% of Aimco Net Operating Income from Conventional Real Estate was earned in markets up over 4% on average.

Performance of Top 40 Markets 2002 vs. 2001

	Number of Markets	Percent of Top 40 NOI	Average Change in NOI
The Good	25	63%	4.1%
The Bad	5	17%	-3.1%
The Ugly	10	20%	-13.3%
	40	100%	-1.2%

- The Aimco portfolio has been upgraded by the 2002 acquisitions and by the annual portfolio discipline of selling the weakest 5% or 10%.

Top Markets: 32% of free cash flow from Conventional Real Estate is earned in the markets listed below:

Greater Washington D.C.
Southern California
New England
Chicago and suburbs
Southeast Florida

- Total assets are approximately $11 billion and the value of these assets plus others under management exceeds $15 billion.

Total Assets


$ in Billions
15
10
5
0
1998
1999
2000
2001
2002
Aimco
Under Management

- Peter and I perceive a considerable opportunity to increase Aimco profitability by selective investments in these assets, both by redevelopment and enhancement of the strongest conventional locations, and by redevelopment of Affordable properties by Aimco Capital using government programs and capital.

- While reduced from prior years, there remains the opportunity to make attractive investments in acquisition of limited partnership interests in properties where Aimco is already the general partner.

Our concerns include:

- The economy continues to be weak and we share the general concern for unlikely but possible domestic terrorism. Traffic from rental prospects remains below prior year levels. Increases in demand may well be less than the increases in supply from new apartment properties and low interest rate stimulated single family building. Aimco's weakest 2002 markets were most often those with high levels of new building such as Atlanta, Denver and Phoenix.

- Aimco financial leverage is higher than we like. EBITDA ("earnings before interest, taxes, depreciation and amortization") coverage of interest expense is 2.62:1 and Free Cash Flow coverage of interest and preferred dividends is 1.81:1. The latter is what we watch most carefully and our target is 2.0:1 or even 2.2:1. It is important to note that 94% of this leverage is due to non-recourse property debt and preferred stocks where the consequence of any severe deterioration is, by contract, shared by the leverage holder.

$11 Billion in Capitalization

As of December 31, 2002

55% Debt	52%	Long-Term Property Debt – $5.7
	3%	Short-Term Property Debt – $0.4
45% Equity	5%	Perpetual Preferred – $0.6
	4%	Convertible Preferred – $0.5
	36%	Common Equity – $4.0

- Litigation in 21st century America imposes costly and unpredictable burdens on business. For example, Peter and I are concerned by the time and money required to resolve a dispute with the City of San Francisco relating to the proposed redevelopment of an affordable housing property; another with an American Insurance Group company relating to collecting monies owed under past property insurance policies; and a third relating to a partnership dispute involving NAPICO prior to its purchase as part of the Casden acquisition. While we believe that any impact on Aimco will be immaterial, litigation is a crude way to resolve disputes and takes time and money away from more productive pursuits.

Our plans for 2003 are to make every effort to improve Aimco financial results without waiting for an economic recovery. Some of our plans are:

- We will continue to upgrade and focus the conventional portfolio and have identified as "intermediate term hold" 300 properties with approximately 75,000 units valued at $2.4 billion and whose Aimco equity or NAV is estimated at $700 million or $6.00 per share. We plan to sell these properties during the next few years and to use the sales proceeds to repay short term debt; to fund improvements to the "long term hold" portfolio; and to fund future investments including, possibly, the further acquisition of limited partnership interests.

Long-term Hold Portfolio	**Intermediate-term Hold Portfolio**
Gross Asset Value $9.2 Billion	Gross Asset Value $2.4 Billion
	
NAV $30.50 Per Share Average Rent $815	NAV $6.00 Per Share Average Rent $540

LP Equity $0.9
Aimco NAV $3.5
Long-Term Debt $4.8

LP Equity $0.3
Aimco NAV $0.7
Long-Term Debt $1.4

- We are working to improve property operations by:
  - upgrading customer acquisition efforts;
  - improving employee selection (including the recruiting last month of Jim Purvis as Executive Vice President Human Resources);
  - increasing attention to the physical condition of each property (In late February, 58 members of corporate management participated in a nationwide week of inspection of 400 conventional properties.) and increasing spending to fund improvements;
  - digitizing property operations and corporate accounting by continuing the high rate of spending on computer software, such as the Siebel-based system recently installed for site operations; and
  - improving business processes through Aimco's Continuous Improvement efforts.

- We are interested to identify opportunities to earn a return on Aimco's intellectual and management capital without large scale commitments of Aimco's equity capital. We are optimistic that Aimco Capital will build on its 2002 success. Its markets are driven by government programs and so are not dependent on economic recovery. In 2002, Aimco entered into a joint venture with CalSTRS to acquire student housing. We are considering other apartment related niches where Aimco can marry its apartment skills to others' financial capital.
- We are focused on reducing balance sheet risk by repayment of short term debt (despite the allure of its low interest rates) and also on lowering the cost of Aimco leverage by redeeming or refunding some or all of the $507 million in preferred equities that will be open to redemption during 2003.

These are not "easy times." Peter and I feel a keen sense of responsibility, to you and to our own families, for Aimco's wellbeing. We appreciate greatly the advice and support of our fellow directors: Jim Bailey, Dick Ellwood, Lanny Martin and Dusty Rhodes.

We look forward to seeing you at the Annual Meeting to be held in Denver on April 25th.

Sincerely,

Terry

Terry Considine
Chairman/CEO

Peter

Peter Kompaniez
Vice Chairman/President

Chairman's Four-Star Award

Congratulations to these community managers for their outstanding performance

TAMMY CALLO Oak Park Village; Lansing, Michigan. LORI CARSON Snowden Village; Fredericksburg, Virginia. CHERIE CLARY Lewis Park; Carbondale, Illinois. LISA COOPER Ashton Ridge Apartments; Jacksonville, Florida. DEBORAH JAENTSCH Casa de Monterey; Norwalk, California. MARIANNE KING The Colony of Springdale; Springdale, Ohio. GREGG LEESER Timber Ridge; Blue Ash, Ohio. LISA LEWIS Fisherman's Wharf; Brazoria County, Texas. NICOLE SHIVERS Maple Bay Townhomes; Virginia Beach, Virginia. MONICA SHUMATE Stone Point Village; Fort Wayne, Indiana. KAREN SPENCER Ivanhoe Apartments; Monroeville, Pennsylvania. MONICA YAGER Barrington Place; Westlake, Ohio.



MARIANNE KING can multi-task. While managing The Colony of Springdale through a water main break and a total renovation of the community's clubhouse during 2002, she also managed to increase occupancy from 87% to 94% and operating income by more than 25%. Marianne and her team identified efficiencies, increased customer service and made The Colony a better community for the residents in its 261 apartments. In her spare time, Marianne can be found reading and teaching English to children in the onsite learning center.



LORI CARSON is an exemplary community manager who has been a mentor to others. Lori and her team make it a priority to offer friendly and consistent service to community residents. She routinely takes on tasks that might otherwise be contracted to others to ensure top maintenance and efficiency. Lori successfully increased occupancy during a soft market from the high 80s to a solid 98% in about one year.



KAREN SPENCER and her team take great pride in making the Ivanhoe community a pleasant place to live. Karen sees that the landscaping is well maintained and common areas well cared for. During 2002, they kept a full calendar of community events such as a pig roast at the pool, a holiday open house and a September 11th tribute. It is no surprise that Karen and her team increased occupancy 11% over the prior year.

10 Principles that Define Aimco

1. Own and operate apartments
2. Buy at a discount to replacement cost
3. Realize economies of scale
4. Operate locally
5. Diversify geographically
6. Measure profitability after Capital Replacements: "AFFO"
7. Retain cash cushion for flexibility
8. Avoid development risk
9. Use debt with caution
10. Make managers owners

Operations Overview



As America's largest owner and operator of apartment communities, Aimco operates approximately 1,800 properties with 318,000 apartment units located throughout the United States, including Puerto Rico. Aimco groups its apartment properties in two portfolios: Conventional and Aimco Capital. Conventional includes apartment properties in urban and suburban locations nationwide and range from A through C quality. Aimco focuses on B assets in A locations. Aimco Capital includes communities subsidized in some manner by the United States Department of Housing and Urban Development, (HUD), or by using tax credit equity. Aimco is focused solely on apartments and grows through acquisitions and redevelopment of existing properties, rather than by "ground-up" development. Aimco has assembled an expert and experienced management team to ensure top quality management and a superior living experience for the one million residents each year who choose Aimco properties.







Conventional Properties and Operations

Aimco's Conventional portfolio provides geographic and price point diversification and includes approximately 720 properties and 200,000 apartments located nationwide. Aimco has identified 27 "focus" markets where it has a significant concentration of apartment properties, or where it would like to expand its presence. The company has 15 regional operating centers (ROCs) to manage these properties.

Aimco's operating philosophy is to rely on these ROCs to provide focused attention and local knowledge in the management of the apartment communities, while still allowing each property to benefit from the efficiencies, economies of scale, purchasing power and expertise of a larger company.

Aimco's ten largest markets are: the Washington D.C. area; Southern California; the Boston area; the Chicago area; southeast Florida; Philadelphia; Houston; the Phoenix area; Indianapolis; and Tampa.


Focus Markets
ROC Locations



⇦ Grosvenor Park located in Rockville, Maryland and ten minutes by train to Washington D.C. offers urban living in a 404 unit, 20 story community. Its residents enjoy a business center, fitness center and concierge services.

Offering Comfort, Convenience and Peace of Mind

COMFORT Aimco offers a wide range of living styles from park-like suburban settings to urban high rises. Amenities vary to match the lifestyle of the residents, and include pools, health and fitness facilities, golf courses and community centers. Residents enjoy a neighborhood setting founded on Aimco's Good Neighbor Commitment from employees that makes residents feel welcome and at "home."

CONVENIENCE Residents find it easy, friendly and convenient to do business with Aimco, whether through personal interaction with a dedicated community employee or through one of Aimco's time saving automated services. Instant application processing and easy-pay options save residents time. Residents can also stay informed and connected to their communities through an interactive Web site featuring community forums, community announcements and the means to submit service requests online.

PEACE OF MIND "From the very first day, you are at home." Aimco communities are committed to providing a perfect move-in experience and each resident receives special attention from a dedicated staff member to ensure personalized service and a speedy response to requests. In the event that valued residents move, Aimco offers a variety of options including a Coast-to-Coast Transfer program and home ownership assistance.



⇦ Brookdale Lake is located in Naperville, a Chicago suburb known for its quality schools. This community attracts many families to its 200 apartment homes.

⇨ The Greens is located in Chandler, Arizona adjacent to the San Marcos Golf Course. Its 324 apartments appeal to families and professionals.





⇦ Royal Crest Estates located in North Andover, Massachusetts is typical of the Tudor architecture of several of the New England properties acquired in August 2002. This community has 588 apartments on a 76 acre site and offers fitness facilities, a pool and tennis.

Portfolio Quality – Asset Quality, Lifestyle Quality

During 2002, Aimco expanded its presence in the Southern California and New England areas with two major acquisitions.

In March 2002, Aimco completed the purchase of Casden Properties for $1.1 billion. The acquisition included both Conventional and Affordable properties and a commitment to purchase properties under development for an additional $418 million. The purchase included 17 conventional properties with 4,975 apartment units having average monthly rents in excess of $1,250. The properties under development include 1,381 units in the mid-Wilshire area of Los Angeles. The first phase of development was completed at The Villas at Park La Brea in the fourth quarter 2002 and was purchased by Aimco for $55.5 million. The second phase is expected to reach completion and stabilization by the end of 2003.

In August 2002, Aimco acquired ownership of eleven conventional garden and mid-rise apartment properties located in the New England area for $500 million. The eleven



⇦ Township at Highlands located in Littleton, Colorado has 161 apartments and townhomes. This community was renovated in 1999 and many units offer a garage, basement and fireplace.





⇦ Acquired in March 2002, Hillcreste has 315 units and is located between Century City and Beverly Hills. This gated community is situated adjacent to the Hillcrest Country Club golf course and offers two pools, three spas, fitness facilities, a business center and concierge services.

conventional properties have 4,323 apartment units and have average monthly rents in excess of $1,200.

Aimco's vast portfolio of Conventional properties includes a number of properties that are located outside of focus markets as well as other properties that do not meet Aimco criteria. Aimco has identified approximately 300 properties that it defines as "intermediate term hold." During 2002, Aimco sold 61 such properties for $479 million. The "intermediate term hold" assets are expected to be sold over the next several years to fund acquisitions as well as spending to upgrade or redevelop other Conventional properties.



⇦ Villa Azure is located in Los Angeles, a few minutes inland from Marina del Rey, and offers a Southern California setting for the residents of its more than 600 apartments.




Aimco Capital

Aimco is the largest provider of Affordable apartments in the United States, providing housing to low income families, people with disabilities and seniors. Aimco is committed to providing quality living for this sizable market. Aimco Capital was established during 2002 to provide a specialized focus on this segment by organizing property operations, asset management and transactions under a single management team. Managing Aimco's Affordable properties and executing transactions related to Affordable assets require knowledge and expertise specific to these assets as rules and regulations applicable to Affordable property management and tax credit transactions vary from state to state and sometimes from city to city. By combining these activities under the umbrella of Aimco Capital, Aimco can better serve the needs of its residents and can better identify opportunities to improve the quality of its Affordable properties.

Aimco has an average 37% ownership interest in 520 affordable communities and manages an additional 100 affordable communities for unrelated third parties. In 2002, Aimco Capital's apartments had an average rent of $650 per month and average occupancy



⇦ The Towne House community in Allentown, Pennsylvania has 160 apartment homes and is fully occupied by senior residents.

⇨ University Square is located in Philadelphia, Pennsylvania and has 442 apartment homes for seniors.



⇨ The Berger Apartment community was acquired in March 2002. The building was formerly a factory and was renovated into 144 apartments. This community is located in New Haven, Connecticut and is fully occupied by senior residents.



of 97%. These properties provide Aimco a stable and predictable cash flow while serving a large and government-supported market.

In 2002, Aimco significantly increased its investment in Affordable properties through the Casden acquisition, which included 99 Affordable properties with 11,027 apartment units located in 25 states. In addition, Aimco acquired NAPICO, which provides asset management services to an additional 435 Affordable properties, including approximately 40,000 units nationwide.

In 2002, Aimco Capital significantly expanded its staff and invested $21 million in its Affordable communities including upgrades and improvements. Aimco Capital is working to identify opportunities to upgrade and redevelop its large portfolio of Affordable communities.



⇦ Florida House is located, in a residential community in Urbana, Illinois. It offers 120 apartment homes primarily to senior citizens and disabled residents.

⇨ The Harrison Square community is home to 38 families in Danbury, Connecticut and is 100% occupied.



Upgrading the Portfolio



⇦ The Topanga Townhomes located in Chatsworth, California were acquired in March 2002. Recognizing upside opportunity for these spacious and well located apartments, Aimco initiated a $500 thousand initial capital expenditure program that included new roofs, fencing, garage doors as well as exterior painting and improvements to the pool and spa.

⇨ Riverloft in Philadelphia underwent a $21 million renovation with modern architectural detail for its 184 apartment units.









⇦ The Calhoun Beach Club is located lakefront in the Twin Cities along Lake Calhoun. The property underwent a $30 million-plus renovation and construction was completed in the fourth quarter 2002.

⇨ The Flamingo Resort Residences is located waterfront in the South Beach area of Miami, Florida. The 1,688 unit complex is undergoing a more than $230 million renovation that includes the addition of a new tower with 513 units as well as apartment and common area upgrades. Construction will be completed mid-2003.





Accounting Policies and Definitions

1 Aimco has elected to be taxed as a **real estate investment trust** or "REIT." In general, a REIT is not subject to federal income taxation of its income from rental properties. Many, but not all, states follow the federal treatment. Income from provision of services is generally subject to customary state and federal corporate income taxes. Any such services are generally provided to Aimco through taxable REIT subsidiaries which pay tax at the level of those entities. Aimco's income tax provision is based on its qualification as a REIT.

2 Aimco conducts its business through Aimco Properties, L.P., the Aimco **Operating Partnership** whose general partner is Aimco and whose limited partners hold "OP Units," exchangeable for Aimco common stock. This Operating Partnership structure is also known as an "UPREIT."

3 **OP Units** are limited partnership interests in Aimco's Operating Partnership, Aimco Properties, L.P. These OP Units are generally received in exchange for Aimco's purchase of a property, a property management business or limited partnership interest and are redeemable after one year at the holder's option, and Aimco has the option to redeem for cash or Aimco Class A Common Stock. OP Units may offer the holder the opportunity to defer recognition of taxes otherwise due on the sale to Aimco.

4 For financial reporting purposes, Aimco consolidates all entities in which it owns both a general partnership interest and controls major investment decisions with respect to underlying assets.

5 Aimco reports **Funds From Operations ("FFO")**. FFO is defined in a manner consistent with the guidelines of the National Association of Real Estate Investment Trusts ("NAREIT") as net income (loss), computed in accordance with Generally Accepted Accounting Principles ("GAAP"), excluding gains and losses from extraordinary items and sales of depreciable real estate property, net of related income taxes, plus real estate related depreciation and amortization (excluding amortization of financing costs), including depreciation for unconsolidated partnerships and joint ventures. Aimco calculates FFO based on the NAREIT definition plus amortization of intangibles, plus distributions to minority interest partners in excess of income and less dividends on preferred stock. Aimco calculates fully diluted FFO by "adding back" the interest expense and preferred dividends relating to convertible securities whose conversion is "dilutive" to FFO.

6 In upgrading, redeveloping or expanding a property, Aimco capitalizes its direct and related indirect costs, including allocated interest, real estate taxes and other costs, as part of the cost of the property. These costs are reflected in the associated returns from these properties. Indirect costs that do not relate to these activities, including general and administrative expenses, are charged to expense as incurred.

7 Aimco capitalizes spending for items that cost more than $250 and have a useful life of more than one year. Capitalized spending which maintains a property is termed a **Capital Replacement** and is deducted in the calculation of AFFO. Common examples are carpet replacement, new appliances, roof replacements and parking lot repaving. This spending is better considered a recurring cost of preserving an asset rather than as an additional investment. It is a cash proxy for depreciation. In 2002, Aimco deducted $478 per unit in determining AFFO.

8 Capital spending which adds a material new feature or revenue source is a **Capital Enhancement** and is capitalized as part of Aimco's investment. Common examples are construction of new garages and storage areas, replumbing to provide washer and dryer connections, and kitchen and bath renovations. Beginning in 2002, Aimco began deducting Capital Enhancements in calculating AFFO.

9 Aimco measures its economic profitability by **Adjusted Funds from Operations ("AFFO")**. AFFO is defined as FFO less both Capital Replacement spending, $478 per apartment unit in 2002 and Capital Enhancement spending, $46 per unit in 2002.

10 Aimco also measures its economic profitability by **Free Cash Flow** which is defined by Aimco as AFFO plus interest expense and preferred stock dividends. It measures profitability prior to the cost of capital.

11 In purchasing a property, Aimco generally considers as part of its investment decision a program of spending to improve the property. Such spending incurred within one year of the acquisition is capitalized as part of Aimco's investment and is called **Initial Capital Expenditures ("ICE")**. Common examples are correction of deferred maintenance, upgrades to unit interiors, roof replacements, exterior painting, improved landscaping, and kitchen and bath renovations.

12 **Net Asset Value** estimates the private market value of the underlying real estate. It provides a different measure of the value of real estate and other assets than do other measures, such as book value, which is based on historic costs.

13 **Total Return** for one year is defined by NAREIT as the total of the closing price at year-end plus any dividends paid less the closing price for the prior year-end. Divide the result by the closing price of the prior year-end. The return is calculated with dividends reinvested on a quarterly basis.

14 The Morgan Stanley REIT Index ("MS REIT Index" or "REIT Index") includes 114 REITs with a market capitalization of approximately $144 billion at December 31, 2002.

15 A **Conventional Property** is one whose rents are set in the marketplace. An **Affordable Property** is subsidized in some manner by the United States Department of Housing and Urban Development or by tax credit financing.

Report of Independent Auditors

Stockholders and Board of Directors
Apartment Investment and Management Company

We have audited the accompanying consolidated balance sheets of Apartment Investment and Management Company as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apartment Investment and Management Company at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 144, *"Accounting for Impairment or Disposal of Long-Lived Assets,"* as of January 1, 2002. As a result, the accompanying consolidated financial statements for 2001 and 2000, referred to above, have been restated to conform to the presentation adopted in 2002 in accordance with accounting principles generally accepted in the United States.

Ernst & Young LLP

Denver, Colorado
February 7, 2003
except for Note 28, as to which the date is February 14, 2003

Consolidated Balance Sheets

(In Thousands, Except Share Data)	As of December 31, 2002	2001
ASSETS		
Real estate:		
Land	$ 1,987,293	$ 1,038,101
Buildings and improvements	8,646,065	7,064,715
Total real estate	10,633,358	8,102,816
Less accumulated depreciation	(1,709,259)	(1,515,697)
Net real estate	8,924,099	6,587,119
Cash and cash equivalents	99,553	80,000
Restricted cash	224,884	138,223
Accounts receivable	85,553	65,059
Accounts receivable from affiliates	47,060	35,280
Deferred financing costs	73,168	82,693
Notes receivable, primarily from unconsolidated real estate partnerships	169,238	243,511
Investments in unconsolidated real estate partnerships	367,851	588,393
Other assets	260,717	257,634
Assets held for sale	64,478	222,760
Total assets	**$ 10,316,601**	**$ 8,300,672**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Secured tax-exempt bond financing	$ 1,244,852	$ 978,362
Secured notes payable	4,582,864	3,394,051
Term loan	115,011	—
Credit facility	291,000	213,500
Total indebtedness	6,233,727	4,585,913
Accounts payable	12,136	10,597
Accrued liabilities and other	297,575	240,478
Deferred rental income	15,445	9,075
Security deposits	41,065	31,174
Deferred income taxes payable, net	36,680	36,348
Liabilities related to assets held for sale	50,945	174,929
Total liabilities	6,687,573	5,088,514
Mandatorily redeemable convertible preferred securities	15,169	20,637
Minority interest in consolidated real estate partnerships	75,535	113,782
Minority interest in AIMCO Operating Partnership	374,937	367,124
Stockholders' equity:		
Preferred Stock, perpetual	552,520	502,520
Preferred Stock, convertible	392,492	621,947
Class A Common Stock, $.01 par value, 454,962,738 shares and 456,962,738 shares authorized, 93,769,996 and 74,498,582 shares issued and outstanding, respectively	938	745
Additional paid-in capital	3,050,057	2,209,803
Unvested restricted stock	(7,079)	(5,775)
Notes due on common stock purchases	(48,964)	(46,460)
Dividends in excess of earnings	(776,577)	(572,165)
Total stockholders' equity	3,163,387	2,710,615
Total liabilities and stockholders' equity	**$ 10,316,601**	**$ 8,300,672**

See notes to consolidated financial statements.

Consolidated Statements of Income

(In Thousands, Except Per Share Data)	2002	2001	2000
	For the Years Ended December 31,		
RENTAL PROPERTY OPERATIONS:			
Rental and other property revenues	$1,405,684	$1,224,667	$ 998,552
Property operating expenses	(561,412)	(465,721)	(413,077)
Income from property operations	844,272	758,946	585,475
INVESTMENT MANAGEMENT BUSINESS:			
Management fees and other income primarily from affiliates	100,550	158,367	33,630
Management and other expenses	(78,262)	(112,047)	(11,137)
Amortization of intangibles	(4,026)	(18,729)	(6,698)
Income from investment management business	18,262	27,591	15,795
General and administrative expenses	(20,344)	(18,530)	(18,123)
Other expenses	(10,200)	(6,400)	—
Provision for losses on accounts, fees and notes receivable	(9,006)	(6,646)	—
Depreciation of rental property	(288,589)	(327,070)	(287,809)
Interest expense	(339,737)	(297,507)	(260,133)
Interest and other income	73,694	68,417	65,963
Equity in earnings (losses) of unconsolidated real estate partnerships	694	(16,662)	7,618
Equity in losses of unconsolidated subsidiaries	—	—	(2,290)
Minority interest in consolidated real estate partnerships	(15,074)	(37,619)	(3,094)
Operating earnings	253,972	144,520	103,402
Gain (loss) on dispositions of real estate	(27,902)	17,394	26,335
Distributions to minority partners in excess of income	(26,979)	(46,359)	(24,375)
Income before minority interest in AIMCO Operating Partnership and discontinued operations	199,091	115,555	105,362
Minority interest in AIMCO Operating Partnership, preferred	(10,874)	(9,803)	(7,020)
Minority interest in AIMCO Operating Partnership, common	(13,034)	(2,639)	(3,519)
Income from continuing operations	175,183	103,113	94,823
Discontinued operations:			
Income (loss) from discontinued operations, net of tax of $2,507 for the year ended December, 31, 2002	(6,137)	4,239	4,355
Net income	**169,046**	**107,352**	**99,178**
Net income attributable to preferred stockholders	93,558	90,331	63,183
Net income attributable to common stockholders	**$ 75,488**	**$ 17,021**	**$ 35,995**
Earnings per common share – basic:			
Income from continuing operations (net of preferred dividends)	$ 0.95	$ 0.17	$ 0.47
Net income attributable to common stockholders	**$ 0.88**	**$ 0.23**	**$ 0.53**
Earnings per common share – diluted:			
Income from continuing operations (net of preferred dividends)	$ 0.94	$ 0.17	$ 0.46
Net income attributable to common stockholders	**$ 0.87**	**$ 0.23**	**$ 0.52**
Weighted average common shares outstanding	85,698	72,458	67,572
Weighted average common shares and equivalents outstanding	86,773	73,648	69,063
Dividends paid per common share	$ 3.28	$ 3.12	$ 2.80

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2002, 2001 and 2000

	Preferred Stock		Class A Common Stock				Notes		
(In Thousands)	Shares Issued	Amount	Shares Issued	Amount	Additional Paid-in Capital	Unvested Restricted Stock	Receivable from Officers	Dividends in Excess of Earnings	Total
BALANCE DECEMBER 31, 1999	23,400	$ 641,250	66,803	$ 668	$ 1,885,424	$ (459)	$ (51,619)	$ (216,327)	$ 2,258,937
Net proceeds from issuances of Preferred Stock	7,105	230,000	—	—	(3,106)	—	—	—	226,894
Repurchase of Class A Common Stock	—	—	(69)	(1)	(2,579)	—	—	—	(2,580)
Conversion of AIMCO Operating Partnership units to Class A Common Stock	—	(480)	258	2	10,103	—	—	—	9,625
Conversion of Class B Preferred Stock to Class A Common Stock	(331)	(33,053)	1,085	11	33,042	—	—	—	—
Conversion of mandatorily redeemable convertible preferred securities to Class A Common Stock	—	—	2,363	24	117,146	—	—	—	117,170
Repayment of notes receivable from officers	—	—	—	—	—	—	15,050	—	15,050
Purchase of stock by officers and awards of restricted stock	—	—	300	3	11,984	(1,643)	(7,733)	—	2,611
Stock options and warrants exercised	—	—	597	6	20,194	—	—	—	20,200
Amortization of unvested restricted stock	—	—	—	—	—	527	—	—	527
Net income	—	—	—	—	—	—	—	99,178	99,178
Dividends paid – Class A Common Stock	—	—	—	—	—	—	—	(188,600)	(188,600)
Dividends paid – Preferred Stock	—	—	—	—	—	—	—	(58,930)	(58,930)
BALANCE DECEMBER 31, 2000	30,174	837,717	71,337	713	2,072,208	(1,575)	(44,302)	(364,679)	2,500,082
Net proceeds from issuances of Preferred Stock	7,470	186,750	—	—	(7,055)	—	—	—	179,695
Repurchase of Class A Common Stock	—	—	(772)	(8)	(33,290)	—	—	—	(33,298)
Conversion of AIMCO Operating Partnership units to Class A Common Stock	—	—	526	6	22,995	—	—	—	23,001
Conversion of mandatorily redeemable convertible preferred securities to Class A Common Stock	—	—	238	2	11,691	—	—	—	11,693
Repayment of notes receivable from officers	—	—	—	—	—	—	8,535	—	8,535
Purchase of stock by officers and awards of restricted stock	—	—	413	4	18,233	(7,341)	(10,693)	—	203
Stock options and warrants exercised	—	—	572	6	18,738	—	—	—	18,744
Amortization of unvested restricted stock	—	—	—	—	—	3,141	—	—	3,141
Class P Preferred Stock issued as consideration for the OTEF merger	4,000	100,000	—	—	—	—	—	—	100,000
Class A Common Stock issued as consideration for the OTEF merger	—	—	2,185	22	106,283	—	—	—	106,305
Net income	—	—	—	—	—	—	—	107,352	107,352
Dividends paid – Class A Common Stock	—	—	—	—	—	—	—	(226,342)	(226,342)
Dividends paid – Preferred Stock	—	—	—	—	—	—	—	(88,496)	(88,496)
BALANCE DECEMBER 31, 2001	41,644	1,124,467	74,499	745	2,209,803	(5,775)	(46,460)	(572,165)	2,710,615
Net proceeds from issuances of Preferred Stock	2,000	50,000	—	—	511	—	—	—	50,511
Net proceeds from issuances of Class A Common Stock	—	—	8,000	80	367,673	—	—	—	367,753
Conversion of AIMCO Operating Partnership units to Class A Common Stock	—	—	1,100	11	45,830	—	—	—	45,841
Conversion of Class B Preferred Stock to Class A Common Stock	(419)	(41,947)	1,378	14	41,933	—	—	—	—
Conversion of Class K Preferred Stock to Class A Common Stock	(5,000)	(125,000)	2,976	30	124,970	—	—	—	—
Conversion of Class L Preferred Stock to Class A Common Stock	(2,500)	(62,500)	1,345	13	62,487	—	—	—	—
Conversion of Class P Preferred Stock to Class A Common Stock	—	(8)	—	—	8	—	—	—	—
Conversion of mandatorily redeemable convertible preferred securities to Class A Common Stock	—	—	107	1	5,467	—	—	—	5,468
Repayment of notes receivable from officers	—	—	—	—	—	—	5,251	—	5,251
Purchase of stock by officers and awards of restricted stock	—	—	268	3	13,373	(5,537)	(7,755)	—	84
Stock options and warrants exercised	—	—	567	6	12,151	—	—	—	12,157
Amortization of unvested restricted stock	—	—	—	—	—	4,233	—	—	4,233
Class A Common Stock issued as consideration for the Casden Merger	—	—	3,508	35	164,847	—	—	—	164,882
Class A Common Stock issued as consideration for acquisition of interest in real estate	—	—	22	—	1,004	—	—	—	1,004
Net income	—	—	—	—	—	—	—	169,046	169,046
Dividends paid – Class A Common Stock	—	—	—	—	—	—	—	(278,867)	(278,867)
Dividends paid – Preferred Stock	—	—	—	—	—	—	—	(94,591)	(94,591)
BALANCE DECEMBER 31, 2002	**35,725**	**$945,012**	**93,770**	**$938**	**$3,050,057**	**$(7,079)**	**$(48,964)**	**$(776,577)**	**$3,163,387**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)	For the Years Ended December 31, 2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 169,046	$ 107,352	$ 99,178
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of intangibles	292,615	345,799	294,507
Distributions to minority partners in excess of income	26,979	46,359	24,375
Loss (gain) on dispositions of real estate	27,902	(17,394)	(26,335)
Loss (income) from discontinued operations	6,137	(4,239)	(4,355)
Minority interest in AIMCO Operating Partnership	23,908	12,442	10,539
Minority interest in consolidated real estate partnerships	15,074	37,619	3,094
Equity in (earnings) losses of unconsolidated real estate partnerships	(694)	16,662	(7,618)
Equity in losses of unconsolidated subsidiaries	—	—	2,290
Changes in operating assets and operating liabilities, net	(63,678)	(50,143)	4,689
Total adjustments	328,243	387,105	301,186
Net cash provided by operating activities	497,289	494,457	400,364
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of and additions to real estate	(578,745)	(66,534)	(53,933)
Initial capital expenditures	(34,697)	(61,662)	(61,476)
Capital Enhancements	(7,528)	(31,500)	(33,445)
Capital Replacements	(82,381)	(67,373)	(59,250)
Redevelopment additions to real estate	(145,490)	(147,319)	(126,160)
Proceeds from sales of property	370,837	175,864	159,340
Proceeds from sale of investments	22,747	253,277	—
Purchase of general and limited partnership interests and other assets	(68,485)	(114,312)	(453,263)
Purchase/originations of notes receivable	(109,475)	(111,157)	(81,657)
Proceeds from repayment of notes receivable	83,332	53,207	64,559
Cash from newly consolidated properties	13,602	23,656	54,875
Cash paid in connection with merger/acquisition related costs	(260,874)	(80,630)	(31,889)
Distributions received from investments in unconsolidated real estate partnerships	10,780	42,473	75,318
Net cash used in investing activities	(786,377)	(132,010)	(546,981)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from secured notes payable borrowings	956,565	628,529	502,085
Principal repayments on secured notes payable borrowings	(642,745)	(548,672)	(265,269)
Proceeds from secured tax-exempt bond financing	297,551	112,702	—
Principal repayments on secured tax-exempt bond financing	(423,613)	(150,949)	(26,677)
Principal repayments on secured short-term financing	—	(25,105)	—
Net borrowings (pay downs) on term loan and revolving credit facilities	192,509	(178,240)	119,540
Payment of loan costs	(17,384)	(17,774)	(21,920)
Proceeds from issuance of Class A Common and preferred stock, exercise of options/warrants	423,013	205,076	251,348
Principal repayments received on notes due from officers on Class A Common Stock purchases	5,251	8,535	15,050
Repurchase of Class A Common Stock	—	(33,298)	(2,580)
Redemption of OP Units	(684)	—	—
Proceeds from issuance of High Performance Units	1,002	3,235	—
Payment of common stock dividends	(278,867)	(226,342)	(188,600)
Payment of distributions to minority interests	(109,366)	(128,763)	(121,919)
Payment of preferred stock dividends	(94,591)	(88,496)	(58,930)
Net cash provided by (used in) financing activities	308,641	(439,562)	202,128
Net increase (decrease) in cash and cash equivalents	19,553	(77,115)	55,511
Cash and cash equivalents at beginning of year	80,000	157,115	101,604
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 99,553**	**$ 80,000**	**$ 157,115**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)	For the Years Ended December 31, 2002	2001	2000
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 347,352	$ 335,747	$ 254,802
Non Cash Transactions Associated with the Acquisition of Properties and Interests in Unconsolidated Real Estate Partnerships:			
Secured debt assumed in connection with purchase of real estate	—	25,900	60,605
Real estate, investments in unconsolidated real estate partnership, and other assets acquired	7,114	65,314	93,975
Assumption of operating liabilities	1,525	1,411	148
OP Units issued	5,589	38,003	33,222
Non Cash Transactions Associated with Acquisition of Limited Partnership Interests and Interests in the Unconsolidated Subsidiaries:			
Issuance of Class A Common Stock for interest in real estate partnerships	1,004	—	—
Issuance of OP Units for interests in unconsolidated real estate partnerships and other interests	16,871	41,328	29,885
Non Cash Transactions Associated with Mergers:			
Real estate	1,076,569	—	324,602
Investments in and notes receivable, primarily from unconsolidated real estate partnerships	41,722	(1,444)	121,671
Investments in and notes receivable from unconsolidated subsidiaries	—	—	157,785
Restricted cash	70,095	—	7,212
Other assets	42,336	243,091	6,163
Secured debt	684,661	(30,020)	248,524
Accounts payable, accrued and other liabilities	129,668	30,445	74,310
Deferred income tax payable, net	2,147	—	—
Minority interest in consolidated real estate partnerships	1	—	23,816
OP Units issued	41,491	—	62,177
Class A Common Stock issued	164,882	106,305	—
Preferred Stock issued	—	100,000	—
Non Cash Transactions Associated with Consolidation of Assets:			
Real estate	743,014	715,434	1,754,492
Investments in and notes receivable primarily from affiliated entities	(271,231)	(55,279)	(685,173)
Investments in and notes receivable from unconsolidated subsidiaries	—	(315,818)	(3,271)
Restricted cash	19,492	17,323	46,284
Other assets	44,294	264,015	55,128
Secured debt	488,464	476,883	1,133,197
Unsecured debt – term loan	—	63,000	—
Accounts payable, accrued and other liabilities	39,960	110,578	63,011
Deferred income tax payable, net	—	34,969	—
Minority interest in consolidated real estate partnerships	16,337	(26,827)	1,573
Non Cash Transfer of Assets to an Unconsolidated Subsidiary:			
Real estate	—	—	(9,429)
Other:			
Conversion of OP Units for Class A Common Stock	45,841	23,001	8,151
Origination of notes receivable from officers for Class A Common Stock purchases	7,755	10,693	7,733
Conversion of Preferred Stock into Class A Common Stock	234,923	11,693	150,199
Tenders payable for purchase of limited partner interest	340	19,447	—

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2002

NOTE 1 – ORGANIZATION

Apartment Investment and Management Company ("AIMCO" or the "Company") is a Maryland corporation incorporated on January 10, 1994. AIMCO is a self-administered and self-managed real estate investment trust, or REIT, engaged in the acquisition, ownership, management and redevelopment of apartment properties. As of December 31, 2002, AIMCO owned or managed a portfolio of 1,788 apartment properties (individually a "property" and collectively the "properties") containing 318,152 apartment units located in 47 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled by the National Multi Housing Council, as of December 31, 2002, the Company was the largest owner and operator of apartment properties in the United States. AIMCO serves approximately one million residents per year.

As of December 31, 2002, AIMCO:

- owned a controlling equity interest in 187,506 apartment units in 728 properties (which the Company refers to as "consolidated");
- owned a non-controlling equity interest in 73,924 apartment units in 511 properties (which the Company refers to as "unconsolidated"), of which 64,937 apartment units were managed by the Company; and
- provided services or managed, for third party owners, 56,722 apartment units in 549 properties, primarily pursuant to long-term agreements (includes 45,187 apartment units in 448 properties that are asset managed only, and not also property managed).

AIMCO is the sole general partner of, and through its wholly owned subsidiaries, AIMCO-GP, Inc. and AIMCO-LP, Inc., owns a majority interest in AIMCO Properties, L.P. (the "AIMCO Operating Partnership"). As of December 31, 2002, AIMCO held an approximate 89% ownership interest in the AIMCO Operating Partnership. AIMCO conducts substantially all of its business and owns substantially all of its assets through the AIMCO Operating Partnership. Interests in the AIMCO Operating Partnership that are held by limited partners other than AIMCO are referred to as "OP Units." OP Units include common OP Units, Partnership Preferred Units ("preferred OP Units") and High Performance Partnership Units ("High Performance Units"). The AIMCO Operating Partnership's income is allocated to holders of common OP Units based on the weighted number of common OP Units outstanding during the period. The AIMCO Operating Partnership records the issuance of common OP Units and the assets acquired in purchase transactions based on the market price of the Company's Class A Common Stock at the date of execution of the purchase contract. The holders of the common OP Units receive distributions, prorated from the date of issuance, in an amount equivalent to the dividends paid to holders of Class A Common Stock. After holding the common or preferred OP Units for one year, the limited partners generally have the right to redeem their common or preferred OP Units for cash. Notwithstanding that right, the AIMCO Operating Partnership may elect to cause AIMCO to acquire some or all of the common or preferred OP Units tendered for redemption in exchange for shares of Class A Common Stock in lieu of cash. During 2002, 2001 and 2000, the weighted average ownership interest in the AIMCO Operating Partnership held by the common OP Unit holders was 13%, 13%, and 9%, respectively. Preferred OP Units entitle the holders thereof to a preference with respect to distributions or upon liquidation (see Note 14). See Note 20 for the discussion on High Performance Units.

At December 31, 2002, 93,769,996 shares of AIMCO's Class A Common Stock (the "Common Stock") were outstanding. At December 31, 2002, the AIMCO Operating Partnership had 12,061,259 common OP Units and equivalents outstanding. At December 31, 2002, a combined total of 105,831,255 shares of Common Stock and OP Units were outstanding (excluding preferred OP Units).

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of AIMCO, the AIMCO Operating Partnership, majority owned subsidiaries and consolidated real estate partnerships. Effective January 1, 2001, as a result of the Company acquiring all of the voting stock of certain previously unconsolidated subsidiaries, the Company began consolidating the results of operations of these subsidiaries (see Note 6). As used herein, and except where the context otherwise requires, "partnership" refers to a limited partnership or a limited liability company and "partner" refers to a limited partner in a limited partnership or a member in a limited liability company. Interests held in consolidated real estate partnerships by limited partners other than the Company are reflected as minority interest in consolidated real estate partnerships. All significant intercompany balances and transactions have been eliminated in consolidation. The assets of consolidated real estate partnerships owned or controlled by AIMCO or the AIMCO Operating Partnership generally are not available to pay creditors of AIMCO or the AIMCO Operating Partnership.

Impairment of Long-Lived Assets

Real estate and other long-lived assets are recorded at cost, less accumulated depreciation, unless considered impaired. If events or circumstances indicate that the carrying amount of a property may be impaired, the Company will make an assessment of its recoverability by estimating the undiscounted future cash flows, excluding interest charges, of the property. If the carrying amount exceeds the aggregate undiscounted future cash flows, the Company would recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the property. As of December 31, 2002, management believes that no impairments exist based on periodic reviews. No impairment losses were recognized for the years ended December 31, 2002, 2001 and 2000.

Real Estate and Depreciation

Direct costs associated with the acquisition of ownership or control of properties are capitalized as a cost of the assets acquired, and are depreciated over the estimated useful lives of the related assets. "Initial Capital Expenditures" or "ICE" are those costs considered necessary by the Company in its investment decision to correct deferred maintenance or improve a property. "Capital Enhancements" are costs incurred that add a material new feature or increase the revenue potential of a property. ICE and Capital Enhancement costs are capitalized and depreciated over the estimated useful lives of the related assets, generally 5-15 years.

Expenditures in excess of $250 that maintain an existing asset, which has a useful life of more than one year are capitalized as "Capital Replacement" expenditures and depreciated over the estimated useful life of the asset. Expenditures for ordinary repairs, maintenance and apartment turnover costs are expensed as incurred.

In 2001, the Company completed a comprehensive review of its real estate related depreciation including property-by-property analyses of more than 500 properties producing more than 90% of the Company's Free Cash Flow from real estate. As a result of this review, the Company has changed its estimate of the remaining useful lives for its real estate assets. Effective July 1, 2001 for certain assets and October 1, 2001 for the majority of the portfolio, the Company extended the useful lives of the assets from a weighted average composite life of 25 years, to a weighted average composite life of 30 years. This change increased net income by approximately $74 million, or $0.86 per diluted share and $31 million, or $0.42 per diluted share for 2002 and 2001, respectively. The Company believes the change reflects the remaining useful lives of the assets and is consistent with prevailing industry practice.

Depreciation is calculated on the straight-line method based on a 13 to 40 year life for buildings and improvements and five years for furniture, fixtures and equipment.

Redevelopment and Other Capital Expenditure Activities

The Company capitalizes direct and indirect costs (including interest, real estate taxes and other costs) in connection with the redevelopment, ICE, Capital Enhancement and Capital Replacement needs of its owned or controlled properties. Indirect costs that do not relate to the above activities, including general and administrative expenses are charged to expense as incurred. Interest and other costs of $18.0 million and $40.7 million, $16.8 million and $48.1 million, and $10.1 million and $15.6 million were capitalized for the years ended December 31, 2002, 2001 and 2000, respectively. Capitalized costs are included in redevelopment, ICE, and Capital Replacement and Capital Enhancement spending and are reflected in associated returns from these related assets.

Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash includes capital replacement reserves, completion repair reserves, bond sinking fund amounts and tax and insurance impound accounts held by lenders.

Deferred Costs

Deferred financing fees and costs incurred in obtaining financing are capitalized and amortized over the terms of the related loan agreements and are charged to interest expense.

Deferred leasing commissions and concessions incurred in connection with leasing efforts are capitalized and amortized over the terms of the related lease and are charged to property operating expense.

Notes Receivable Primarily From Unconsolidated Real Estate Partnerships and Related Interest Income and Provision for Losses

Notes receivable primarily from unconsolidated real estate partnerships are carried at the lower of cost or fair value and consist substantially of subordinated notes receivable (where the Company is the general partner and issuer), the ultimate repayment of which is subject to a number of variables, including the performance and value of the underlying real estate property and the ultimate timing of such repayments. The notes receivable were either extended by the Company and are carried at the face amount plus accrued interest ("par value notes") or were made by predecessors whose positions have been acquired at a discount and are carried at the acquisition amount using the cost recovery method ("discounted notes"). Under the cost recovery method, the discounted notes are carried at the acquisition amount, less subsequent cash collections, until such time as collectibility of principal and interest is probable and the timing and amounts are estimable. The carrying amounts of notes receivable approximate their fair value in consideration of interest rates, market conditions and other qualitative factors (see Note 7).

The Company assesses the collectibility of each note on a periodic basis through a review of the collateral, the property operations, the value of the underlying real estate property and the borrower's ability to repay the loan. Loan losses on notes receivable are charged to expense and an allowance account is established when the Company believes the principal balance will not be fully recovered.

Income on the par value notes receivable is recorded as earned in accordance with the terms of the related loan agreements. The Company recognizes interest income earned from its investments in discounted notes receivable based upon whether the collectibility of such amounts is both probable and estimable. The accrual of interest on either par value or discounted notes is discontinued when, in the opinion of the Company, impairment has occurred in the value of the collateral property securing the loan. Income on nonaccrual loans, or loans that are otherwise not performing in accordance with their terms, is recorded on a cost recovery basis. Interest income is ultimately collected in cash or through foreclosure of the property securing the note or through obtaining an additional equity interest in the partnership that owns the property.

Based upon closed or pending transactions (which include sales, refinancings, foreclosures and rights offerings), the Company has determined that certain discounted notes are collectible for amounts greater than their carrying value. Accordingly, the Company is recognizing accretion income on certain discounted notes on a prospective basis over the estimated remaining life of the loans, as equal to the difference between the carrying value of the discounted notes and the estimated collectible value.

Investments in Unconsolidated Real Estate Partnerships

The Company owns general and limited partnership interests in real estate partnerships that own apartment properties. Investments in real estate partnerships in which the Company has significant influence but does not have control are accounted for under the equity method. Under the equity method, the Company's pro-rata share of the earnings or losses of the entity for the periods being presented is included in equity in earnings (losses) from unconsolidated real estate partnerships (see Note 5).

Investments in Unconsolidated Subsidiaries

Effective January 1, 2001, the Company acquired control and began consolidating its previously unconsolidated subsidiaries (see Note 6). Prior to this date, the Company had significant influence but did not have control. Accordingly, such investments were accounted for under the equity method. Under the equity method, the Company's pro-rata share of the losses of the entity for the period being presented was included in equity in losses from unconsolidated subsidiaries. As a result of this consolidation in 2001, the results of operations of the investment management business increased substantially in 2001 over 2000.

Other Assets

Included in other assets is goodwill associated with the purchase of property management businesses that had previously been amortized on a straight-line basis over twenty years. Also included in other assets are other intangible assets for purchased management contracts that are amortized on a straight-line basis over terms ranging from five to twenty years. In July 2001, the FASB issued Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 142 eliminates amortization of goodwill and indefinite lived intangible assets and requires the Company to perform impairment tests at least annually on all goodwill and other indefinite lived intangible assets. The Company adopted the requirements of SFAS 142 beginning January 1, 2002, and has completed the goodwill impairment testing required by SFAS 142 and did not identify any impairments. See Note 19 for the impact of the adoption of the non-amortization provision of SFAS 142 on net income and income from continuing operations and earnings per share for the year ended December 31, 2002.

Minority Interest in Consolidated Real Estate Partnerships

Interests held in consolidated real estate partnerships by limited partners other than the Company are reflected as minority interest in consolidated real estate partnerships. Minority interest in real estate partnerships represents the minority partners' share of the underlying net assets of the Company's consolidated real estate partnerships. When these consolidated real estate partnerships make cash distributions in excess of net income, the Company, as the majority partner, records a charge equal to the minority partners' excess of distributions over net income when the partnership has deficit equity, even though the Company does not suffer any economic effect, cost or risk. This charge is classified in the consolidated statements of income as distributions to minority partners in excess of income. Losses are allocated to minority partners until such time as such losses exceed the minority interest basis, in which case the Company recognizes 100% of the losses in operating earnings, even though the Company does not suffer any economic effect, cost or risk. With regard to such consolidated real estate partnerships, approximately $7.0 million in losses related to the minority interest ownership were charged to operations for the year ended December 31, 2002, $2.0 million for the year ended December 31, 2001 and no losses were charged to operations for the year ended December 31, 2000.

Revenue Recognition

The Company's properties have operating leases with apartment residents with terms generally of twelve months or less. Rental revenue related to these leases is recognized on an accrual basis when due from residents in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Any concessions given at the inception of the lease are amortized over the life of the lease. Property management and asset management fees are recognized when earned.

Gain (Loss) on Dispositions of Real Estate and Discontinued Operations

As a result of the Company's adoption of Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment of Long-Lived Assets to be Disposed Of* ("SFAS 144") effective January 1, 2002, the Company now reports assets held for sale (as defined by SFAS 144) and assets sold in the current period as discontinued operations. As a result, gain (loss) on dispositions of real estate does not include any gain or loss associated with the disposal of consolidated properties that were classified as discontinued operations during 2002. For the year ended December 31, 2002, gain (loss) on dispositions of real estate only included gain or loss on disposals of real estate held by unconsolidated real estate partnerships and casualty gain or loss on all properties. For the periods ended December 31, 2001 and 2000, gain (loss) on dispositions of real estate included gain or loss associated with all properties.

For the year ended December 31, 2002, discontinued operations included the operations of the properties sold and classified as held for sale in 2002 and the associated gain (loss) on the disposition of the properties. For the year ended December 31, 2001 and 2000, discontinued operations included the 2001 and 2000 operations of the properties sold and classified as held for sale in 2002, while no gains or losses on assets sold in 2001 or 2000 were included.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are generally comprised of amounts receivable from residents and non-affiliated real estate partnerships for which the Company provides property management and other services. The Company evaluates all accounts receivable from residents and an allowance is established for amounts greater than 30 days past due. The accounts receivable relating to residents are presented net of an allowance for doubtful accounts of approximately $4.1 million and $1.9 million in 2002 and 2001, respectively. The Company evaluates all accounts receivable from non-affiliated real estate partnerships and an allowance is established for amounts greater than 120 days past due. The accounts receivable relating to non-affiliated real estate partnerships are presented net of an allowance for doubtful accounts of approximately $3.9 million and $1.6 million in 2002 and 2001, respectively.

Accounts Receivable and Allowance for Doubtful Accounts from Affiliates

Accounts receivable from affiliates are generally comprised of amounts receivable from real estate partnerships in which the Company has an ownership interest related to property management and other services provided to the real estate partnerships. The Company evaluates all accounts receivable balances from affiliates on a periodic basis, and an allowance is established for the amounts deemed to be uncollectible. The accounts receivable from affiliates are presented net of an allowance for doubtful accounts of approximately $4.1 million and $5.6 million in 2002 and 2001, respectively.

Derivative Financial Instruments

The Company predominately uses long-term, fixed-rate and self-amortizing non-recourse debt in order to avoid, among other things, risk related to fluctuating interest rates. Where the Company does use variable-rate debt, occasionally the Company enters into short-term economic hedges, such as interest rate swap agreements and interest rate cap agreements, to reduce its exposure to interest rate fluctuations. The interest rate swap agreements are generally utilized by the Company to modify the Company's exposure to interest rate risk by converting the variable-rate debt to a fixed rate. The interest rate cap agreements utilized by the Company effectively limit the Company's exposure to interest rate risk by providing a ceiling on the underlying variable rate debt. Normally, the interest rate caps are embedded within the original debt contract and are considered clearly and closely related to the debt contract and, therefore, are not measured as separate derivative instruments. Free standing interest rate exchange agreements were not material.

Insurance

Management believes that the Company's insurance coverages insure its properties adequately against the risk of loss attributable to fire, earthquake, hurricane, tornado, flood and other perils. AIMCO Assurance Ltd., a Bermuda domiciled insurer wholly owned by the Company, has a reinsurance contract with a third party provider to cover 100% of the first $1 million loss from any casualty related to the conventional properties. The affordable properties are insured for the first $1 million through an independent third party carrier. For the policy year ending February 28, 2003, the Company was insured for any casualty loss in excess of $1 million, up to $230 million, by a combination of several "excess" insurance providers, all of which were at least A-rated. For the policy year ending February 28, 2003, the Company also has retained an annual aggregate exposure of $4 million above the first $1 million per occurrence. As a result of the Terrorism Risk Insurance Act of 2002, the Company is currently evaluating the price of offers, mandated by the legislation, to purchase terrorism insurance. In addition to the above, the Company has self-insured retentions in workers' compensation liability coverage. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience and are recorded in the operations of the investment management business.

Income Taxes

The Company accounts for income taxes using the liability method. Deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for Federal income tax purposes, and are measured using the enacted tax rates and laws that will be in effect when the differences reverse.

AIMCO has elected to be taxed as a real estate investment trust ("REIT"), as defined under the Internal Revenue Code of 1986, as amended. As a REIT, AIMCO generally will not be subject to United States Federal income taxes at the corporate level on its net income that is distributed to its stockholders if it distributes at least 90% of its REIT taxable income to its stockholders. REITs are also subject to a number of other organizational and operational requirements. If AIMCO fails to qualify as a REIT in any taxable year, its taxable income will be subject to United States Federal income tax at regular corporate rates (including any applicable alternative minimum tax). Even if AIMCO qualifies as a REIT, it may be subject to certain state and local income taxes and to United States Federal income and excise taxes on its undistributed income.

Earnings and profits, which determine the taxability of dividends to stockholders, differ from net income reported for financial reporting purposes principally due to differences for United States Federal tax purposes in the estimated useful lives and methods used to compute depreciation and the carrying value (basis) of the investments in properties.

The following table reconciles the Company's net income to REIT taxable income for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
Net income	$ 169,046	$ 107,352	$ 99,178
Elimination of earnings from unconsolidated subsidiaries	9,725	3,830	(3,666)
Depreciation and amortization expense not deductible for tax	(23,763)	100,908	89,885
Gain on disposition of real estate property	62,146	24,709	42,645
Interest income, not currently taxable	(18,169)	(13,308)	(12,987)
Depreciation timing differences on real estate	33,777	20,701	7,007
Dividends on officer stock, not deductible for tax	2,787	2,335	2,496
Provision for loan losses	6,107	—	—
Limited partner deficit allocations, not deductible for tax	24,551	46,083	21,992
Transaction and project costs, deductible for tax	10,525	(5,315)	(2,730)
REIT taxable income	**$ 276,732**	**$ 287,295**	**$ 243,820**

For income tax purposes, distributions paid to holders of Common Stock consist of ordinary income, capital gains, return of capital or a combination thereof. For the years ended December 31, 2002, 2001 and 2000, distributions paid per share were taxable as follows:

	2002		2001		2000	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$ 2.00	61%	$ 2.37	76%	$ 1.84	66%
Return of capital	0.66	20%	—	—	—	—
Capital gains	0.23	7%	0.19	6%	0.32	11%
Unrecaptured Sec.1250 gain	0.39	12%	0.56	18%	0.64	23%
	$3.28	**100%**	**$3.12**	**100%**	**$2.80**	**100%**

Earnings Per Share

Earnings per share is calculated based on the weighted average number of shares of common stock, common stock equivalents and dilutive convertible securities outstanding during the period (see Note 18).

Fair Value of Financial Instruments

The aggregate fair value of the Company's cash and cash equivalents, receivables, payables and short-term secured debt as of December 31, 2002 approximates their carrying value due to their relatively short-term nature. Management further believes that the fair value of the Company's variable rate secured tax-exempt bond debt and secured long-term debt approximate their carrying value. For the fixed rate secured tax-exempt bond debt and secured long-term debt, fair values have been based on estimates using present value techniques (see Note 3). These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent market quotes and, in many cases, may not be realized in immediate settlement of the instrument.

Concentration of Credit Risk

Financial instruments that potentially could subject the Company to significant concentrations of credit risk consist principally of notes receivable primarily from unconsolidated real estate partnerships. Concentrations of credit risk with respect to notes receivable primarily from unconsolidated real estate partnerships are limited due to the large number of partnerships comprising the Company's partnership base, the geographic diversity of the underlying properties, and the number of partnership distributions.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and accompanying notes thereto. Actual results could differ from those estimates.

Reclassifications

Certain items included in the 2001 and 2000 financial statements amounts have been reclassified to conform to the 2002 presentation.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents

The carrying amounts of cash and cash equivalents reported in the balance sheet for cash and short-term investments classified as cash equivalents approximate those assets' fair value.

Bonds receivable and retained residual interest

The carrying amounts of bonds receivable and retained residual interests included in other assets in the balance sheet approximate those assets' fair values. The Company generally estimates fair value of the bonds receivable and the retained residual interests based on the present value of future expected cash flows of the bonds, which are derived from the underlying properties' operations. The fair value of both the bonds receivable and the retained residual interests, based on the underlying properties that secure the bonds, are estimated using management's best estimates of the key assumptions—capitalization rates and discount rates commensurate with the risks involved.

Mortgages payable

The fair value of the Company's borrowings under its variable rate agreements approximate their carrying value. The fair value for the Company's fixed-rate debt agreements is estimated based on the quoted market prices for the same or similar issues. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent market quotes and, in many cases, may not be realized in immediate settlement of the instrument. The carrying amount of accrued interest approximates fair value. These balances do not include liabilities related to assets classified as held for sale as these are considered short-term liabilities and their carrying values are considered to approximate their fair values.

The carrying amounts and fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows (in thousands):

Financial Instrument	2002 Asset (Liability)		2001 Asset (Liability)	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents and restricted cash	$ 324,437	$ 324,437	$ 218,223	$ 218,223
Bonds receivable and retained residual interest	—	—	28,634	28,634
Mortgages payable – fixed rate	(4,822,537)	(5,476,632)	(3,762,312)	(4,183,543)

NOTE 4 – MERGERS AND ACQUISITIONS

Casden Merger

On March 11, 2002, the Company completed the acquisition of Casden Properties Inc. ("Casden") pursuant to an Agreement and Plan of Merger dated as of December 3, 2001, by and among AIMCO, Casden and XYZ Holdings LLC. The acquisition of Casden included the merger of Casden into AIMCO, and the merger of a subsidiary of AIMCO into another REIT affiliated with Casden (collectively, the "Casden Merger"). The approximately $1.1 billion acquisition is comprised of the following:

- 17 properties comprised of 4,975 conventional apartment units located in Southern California;
- 99 properties comprised of 11,027 affordable apartment units located in 25 states; and
- National Partnership Investments Corp. ("NAPICO"), a subsidiary of Casden, which as general and/or limited partner of numerous limited partnerships has interests in more than 400 properties with more than 41,000 units.

In addition, as part of the Casden Merger, AIMCO has committed to do the following:

- purchase two properties currently under development that will have a total of 1,731 units, for minimum deferred consideration of $619 million, which is payable upon satisfactory completion and attainment of 60% occupancy (on November 27, 2002, AIMCO purchased one phase of one of the properties comprising 250 units for $55.5 million);
- provide a stand-by facility of $70 million in debt financing associated with the two properties under development (as of December 31, 2002, no funds have been drawn on this stand-by facility); and
- invest up to $50 million for a 20% limited liability company interest in Casden Properties, LLC, a newly formed company controlled by third parties. As of December 31, 2002, the Company had invested $11.7 million. Casden Properties, LLC acts as general contractor for the entity that is developing the two properties AIMCO has committed to purchase. In addition, Casden Properties, LLC intends to pursue new development opportunities in Southern California and other markets. AIMCO will have an option, but not an obligation to purchase, at completion, all multifamily rental projects developed by Casden Properties, LLC.

AIMCO paid approximately $1.1 billion, which included an earnout of $15 million as a result of property performance for the period ended December 31, 2001. The Company issued 3.508 million shares of Common Stock and 882,784 common OP Units (valued at $164.9 million and $41.5 million, respectively, based on $47 per share/unit), paid approximately $198 million in cash and acquired title subject to existing mortgage indebtedness of approximately $685 million, and assumed short-term indebtedness of approximately $48 million. The Company also incurred approximately $15 million in transaction costs comprised largely of professional fees, which included legal, accounting, tax and acquisition due diligence. This transaction was accounted for as a purchase, and as a result, the results of operations were included in the consolidated statements of income from the date of acquisition. The aggregate purchase price of $1.1 billion (including the Company's transaction costs of $15.0 million) was recorded as follows (in thousands):

Real Estate	$1,083,825
Cash and cash equivalents	72,227
Investment in unconsolidated real estate partnerships	39,394
Other assets	30,136
Secured tax-exempt bond financing	219,102
Secured notes payable	465,559
Short-term debt	246,022
Accounts payable and accrued liabilities	85,100
Other liabilities	3,426
Minority interest in AIMCO Operating Partnership	41,491
Stockholders' equity	164,882

The allocation of the purchase price of Casden is based upon preliminary estimates and is subject to final resolution of certain contingent liabilities and other evaluations of fair value. Therefore, the allocations reflected above may differ from the amounts ultimately determined.

In connection with the Casden Merger, the Company borrowed $287 million from Lehman Commercial Paper Inc. and other participating lenders, pursuant to a term loan (the "Casden Loan") to pay the cash required to complete the Casden Merger. During 2002, the Company repaid approximately 60% of the Casden Loan principally with portions of the proceeds from the public offering of Common Stock, the offering of Class R Cumulative Preferred Stock, property sales and other net cash flow from operations. The outstanding balance on the Casden Loan was $115 million at December 31, 2002.

New England Properties Acquisition

On August 29, 2002, the Company completed the acquisition of certain New England area properties (the "New England Properties Acquisition") pursuant to a definitive agreement dated as of July 10, 2002, by and among the AIMCO Operating Partnership, Thomas J. Flatley and others. In this acquisition, the Company acquired 11 conventional garden and mid-rise apartment properties located primarily in the greater Boston, Massachusetts area. These properties include 4,323 units located on approximately 553 acres in the aggregate. The total cost of the acquisition included a purchase price of $500 million for the properties, $2.5 million in transaction costs and $34.2 million of initial capital expenditures (of which $28 million will be spent to complete a kitchen and bath program and $6.2 million will be spent to address other identified property needs). The acquisition was funded through a combination of non-recourse property debt of $308.7 million in long-term, fixed rate, fully amortizing notes with an average interest rate of 5.69%; and $200 million from the Company's credit facility. The Company expects to repay the facility with net cash flow from operations and proceeds from property sales. The Company accounted for this transaction as a purchase, and as a result, the results of operations were included in the consolidated statements of income from the date of acquisition. The current allocation of the purchase price of the New England Properties Acquisition is based upon preliminary estimates and is subject to final resolution of certain contingent liabilities and other evaluations of fair value.

In connection with the New England Properties Acquisition, the Company entered into an exchange agreement with a third party intermediary on 10 of the 11 properties. This agreement was for a maximum term of 180 days and allowed the Company to pursue favorable tax treatment on other properties sold by the Company within this period. During this 180-day period, that ended on February 25, 2003, the third party intermediary was the legal owner, although the Company retained all of the economic benefits and risks associated with these properties and had indemnified the third party intermediary. As of the expiration of the 180-day period, the Company has taken legal ownership of all of these properties.

Oxford Tax Exempt Fund

On March 26, 2001, the Company completed a merger pursuant to an agreement entered into on November 29, 2000 between AIMCO and Oxford Tax Exempt Fund II Limited Partnership ("OTEF"), for a total purchase price of $270 million, comprised of $100 million in Class P Convertible Cumulative Preferred Stock (the "Class P Preferred Stock"), $106 million in Common Stock issued at $48.46 per share (2.185 million shares of Common Stock), $17 million in cash, and $47 million in assumed liabilities. OTEF merged with a subsidiary of the AIMCO Operating Partnership. In connection with the Company's acquisition of interests in properties (the "Oxford properties") from affiliates of Oxford Realty Financial Group, Inc., on September 20, 2000, the Company had acquired interests in OTEF's managing general partner and OTEF's associate general partner. OTEF was a publicly traded master limited partnership that invested primarily in tax-exempt bonds issued to finance properties owned by affiliates of OTEF, including the Oxford properties. In the merger, each beneficial interest was converted into the right to receive 0.299 shares of Common Stock and 0.547 shares of AIMCO's Class P Preferred Stock. In addition, the beneficial interest holders received a special distribution of $50 million, or $6.21 per beneficial interest. This transaction was accounted for as a purchase, and as a result, the results of operations were included in the consolidated statement of income from the date of acquisition. Subsequent to the merger, the Company sold certain of the tax-exempt bond receivables, with a carrying value of $246.8 million, to an unrelated third party at a discount to their face amount and retained a residual interest in those bonds. The fair value of the Company's retained residual interests was based on the future cash flows from the bonds. In 2001, the Company received net proceeds of approximately $253.3 million and recognized gains of $26.1 million on the sale of these tax-exempt bonds, which included $19.6 million of retained residual interests (see Note 26). Approximately $23 million of tax-exempt bonds were not sold in 2001, of such amount; (i) $14 million were eliminated in consolidation and (ii) $9.0 million remained held by the Company and were classified with other assets. During 2002, in connection with the sale of certain assets, as well as additional proceeds received from the refinancing of the tax-exempt bonds of the underlying properties, the Company's retained residual interests were collected.

Oxford Properties

On September 20, 2000, the Company acquired all of the stock and other interests of the Oxford entities that were held by six executive officers and directors of the Oxford entities. The Oxford properties, which are owned by 166 separate partnerships, are 167 apartment communities including 36,949 units, located in 18 states. This transaction was accounted for as a purchase, and as a result, the results of operations were included in the consolidated statements of income from the date of acquisition. The purchase price of $1,189 million was comprised of $266 million in cash, $861 million of assumed liabilities and transaction costs and $62 million in common OP Units valued at $45 per unit. During 2001, the allocation of the purchase price was finalized, which resulted in changes to amounts included in the prior year financial statements.

Limited Partnership Acquisitions

During 2002 and 2001, the Company acquired limited partnership interests in 323 partnerships and 261 partnerships, respectively, in which affiliates of the Company served as a general partner. During 2002, the Company paid approximately $31.0 million, of which $27.7 million was in cash and the remainder in OP Units in connection with such tender offers, a portion of which related to increasing the ownership interest in consolidated real estate partnerships. During 2001, the Company paid approximately $178.0 million, of which $135.6 million was in cash and the remainder in OP Units in connection with such tender offers.

NOTE 5 – INVESTMENTS IN UNCONSOLIDATED REAL ESTATE PARTNERSHIPS

The Company owned general and limited partner interests in approximately 445 unconsolidated real estate partnerships at December 31, 2002, approximately 487 unconsolidated real estate partnerships at December 31, 2001 and approximately 625 unconsolidated real estate partnerships at December 31, 2000, respectively. The interests were acquired through acquisitions, direct purchases and separate offers to other limited partners. The Company's total ownership interests in these unconsolidated real estate partnerships range from 1% to 55%. However, based on the provisions of the partnership agreements, which grant varying degrees of control, the Company is not deemed to have control of these partnerships sufficient to require or permit consolidation for accounting purposes.

The following table provides selected combined financial information for the Company's unconsolidated real estate partnerships as of and for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
Real estate, net of accumulated depreciation	$ 1,569,144	$ 1,848,659	$ 2,215,184
Total assets	1,880,982	2,212,779	2,703,753
Secured and other notes payable	1,787,756	2,854,195	3,574,971
Total liabilities	2,306,931	3,114,349	3,786,855
Partners' deficit	(425,949)	(901,570)	(1,083,102)
Rental and other property revenues	587,199	670,661	777,621
Property operating expenses	(319,685)	(347,309)	(408,198)
Income from property operations	267,514	323,352	369,423
Depreciation expense	(123,489)	(141,123)	(140,730)
Interest expense	(176,087)	(218,635)	(232,995)
Net income	27,505	82,140	135,927

The decrease in the amounts in the above table from year to year was primarily due to dispositions and the Company's purchase of controlling interests in, and resultant consolidation of, various partnerships previously accounted for under the equity method.

As a result of the Company's acquisitions of interests in unconsolidated real estate partnerships, the investment in these partnerships at December 31, 2002 of $367.9 million is approximately $450 million in excess of the Company's share of the underlying historical net liabilities of the partnerships. The excess of the cost of the investments acquired over the equity in the underlying net liabilities as ascribed to the fair values of land and buildings owned by the unconsolidated real estate partnerships. The Company amortizes the excess basis related to the buildings over their estimated useful lives.

NOTE 6 – INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

In prior years, in order to satisfy certain requirements of the Internal Revenue Code applicable to the Company's status as a REIT, certain assets of the Company were held through unconsolidated subsidiaries in which the AIMCO Operating Partnership held non-voting preferred stock representing a 99% economic interest and certain officers and directors of the Company held all of the voting common stock, representing a 1% economic interest. As a result of the controlling ownership interest in the unconsolidated subsidiaries being held by others, the Company accounted for its interest in the unconsolidated subsidiaries using the equity method through December 31, 2000.

The REIT Modernization Act, which became effective January 1, 2001, among other things, permits REITS to own taxable REIT subsidiaries. Therefore, effective January 1, 2001, the Company acquired the 1% controlling ownership interest in the unconsolidated subsidiaries. As a result, the Company began consolidating these subsidiaries as of January 1, 2001.

The following table provides selected combined historical financial information for the Company's unconsolidated subsidiaries as of and for the year ended December 31, 2000 (in thousands):

	2000
Total assets	$ 700,077
Total liabilities	606,802
Stockholders' equity	70,466
Total revenues	177,088
Total expenses	(173,773)
Net income	3,135

NOTE 7 – NOTES RECEIVABLE PRIMARILY FROM UNCONSOLIDATED REAL ESTATE PARTNERSHIPS

The following table summarizes the Company's notes receivable primarily from unconsolidated real estate partnerships at December 31, 2002 and 2001 (in thousands):

	Notes Receivable Primarily From Unconsolidated Real Estate Partnerships	
	2002	2001
Par value notes	$ 85,641	$ 135,750
Discounted notes	89,010	107,761
Less: allowance for loan losses	(5,413)	—
Total	**$169,238**	**$243,511**

As of December 31, 2002 and 2001, the Company held, primarily through its consolidated corporate subsidiaries, $85.6 million and $135.8 million, respectively, of par value notes receivable from unconsolidated real estate partnerships, including accrued interest. During 2002, the Company determined that an allowance for loan losses of $4.1 million was required on certain of its par value notes that had a carrying value of $10.5 million at December 31, 2002. No allowance for loan losses was recorded in 2001 on par value notes. Upon determining that less than the full amount of the notes was collectible, the Company ceased recording interest income on the impaired par value loans. The average recorded investment in the impaired par value loans for the year ended December 31, 2002 was $7.5 million. The Company believes the remaining $74.0 million in par value notes receivable is collectible and, therefore, interest income on these par value notes is recognized as it is earned. Interest income from par value notes for the years ended December 31, 2002, 2001 and 2000, totaled $26.6 million, $26.0 million, and $25.6 million, respectively.

As of December 31, 2002 and 2001, the Company held discounted notes, including accrued interest, with a carrying value of $89.0 million and $107.8 million, respectively. The total face value plus accrued interest of these notes was $167.2 million and $270.7 million in 2002 and 2001, respectively. During 2002, the Company recorded an allowance for loan losses of $1.3 million on discounted notes that had a carrying value of $9.3 million. No allowance for loan losses was recorded in 2001 on discounted notes. The average recorded investment in the impaired discounted loans for the year ended December 31, 2002 was $11.8 million.

The discounted notes are accounted for under the cost recovery method, which results in the discounted notes being carried at the acquisition amount, less subsequent cash collections, until such time as collectibility of principal and interest is probable and the timing and amounts are estimable. Based upon closed or pending transactions (which include sales, refinancing, foreclosures and rights offering activities), the Company has determined that certain notes are collectible for amounts greater than their carrying value. Accordingly, the Company is recognizing accretion income, on a prospective basis over the estimated remaining life of the loans, equal to the difference between the carrying value of the discounted notes and the estimated collectible value. For the years ended December 31, 2002, 2001 and 2000, the Company recognized accretion income of approximately $36.8 million ($0.37 per basic and diluted share), $9.9 million ($0.12 per basic and diluted share), and $26.4 million ($0.36 per basic share and $0.35 per diluted share), respectively. These amounts are net of allocated expenses in 2002, 2001 and 2000 of $1.0 million, $4.4 million and $4.3 million, respectively. The notes receivable generally are realizable through collection of cash or obtaining ownership of the property or of an additional equity interest in the partnership owning the property.

The activity in the allowance for loan losses in total for both par value and discounted notes for the year ended December 31, 2002, is a follows (in thousands):

Balance at December 31, 2001	$ —
Provision for losses on loans	9,006
Allowance for loan losses reclassified due to foreclosure on the loan	(2,602)
Allowance for loan losses reclassified due to sale of real estate and collection of the loan	(991)
Balance at December 31, 2002	**$ 5,413**

The Company will continue to monitor the collectibility or impairment of each note on a periodic basis, and changes in the required allowances may occur in the future due to changes in the market environment.

As of December 31, 2002 and 2001, the Company had $60.7 million and $53.7 million, respectively, in notes receivable that were secured by interests in real estate or interests in real estate partnerships. The Company earns interest on these notes receivable at various interest rates ranging between 7.0% and 12.5%.

NOTE 8 – SECURED TAX-EXEMPT BOND FINANCING

The following table summarizes the Company's secured tax-exempt bond financing at December 31, 2002 and 2001, all of which is non-recourse to the Company (in thousands):

	2002	2001
Fixed rate, interest only, ranging from 1.3% to 9.3%, non-amortizing bonds, due at various dates through 2025	$ 42,570	$ 6,700
Fixed rate, sinking fund bonds, ranging from 5.0% to 10.0%, due at various dates through 2036	150,891	103,742
Fixed rate, fully-amortizing bonds, ranging from 4.9% to 11.3%, due at various dates through 2036	265,190	289,768
Variable rate, sinking fund bonds, ranging from 1.8% to 10.0%, due at various dates through 2029	188,601	232,301
Variable rate, partially amortizing bonds, ranging from 2.2% to 8.4%, due at various dates through 2031	137,438	272,420
Variable rate, cash flow amortizing bonds, ranging from 3.7% to 7.2%, due 2002	—	16,214
Variable rate, interest only bonds, ranging from 1.4% to 11.0%, due at various dates through 2027	460,162	57,217
Total	**$1,244,852**	**$ 978,362**

As of December 31, 2002, the scheduled principal amortization and maturity payments for the Company's secured tax-exempt bonds are as follows (in thousands):

	Amortization	Maturities	Total
2003	$ 11,506	$ 10,717	$ 22,223
2004	11,904	94	11,998
2005	11,119	46,684	57,803
2006	10,343	130,900	141,243
2007	10,875	39,307	50,182
Thereafter			961,403
			$1,244,852

At December 31, 2002, the Company's secured tax-exempt bond financing was secured by 90 properties with a combined net book value of $1,886.0 million.

NOTE 9 – SECURED NOTES PAYABLE

The following table summarizes the Company's secured notes payable at December 31, 2002 and 2001, all of which are non-recourse to the Company (in thousands):

	2002	2001
Fixed rate, interest only, ranging from 4.0% to 12.0%, non-amortizing notes maturing at various dates through 2031	$ 140,295	$ 47,685
Fixed rate, convertible to amortizing construction loan, maturing in 2020	87,233	90,000
Fixed rate, contingent repayment/restructuring, ranging from 0.0% to 1.0%, non-amortizing notes maturing at various dates through 2031	9,988	—
Fixed rate, ranging from 5.5% to 10.5%, partially amortizing notes maturing at various dates through 2031	1,030,380	1,031,261
Fixed rate, ranging from 4.0% to 13.5%, fully-amortizing notes maturing at various dates through 2038	3,095,990	2,193,156
Variable rate, ranging from 2.2% to 10.0%, partially-amortizing notes maturing at various dates through 2025	192,761	24,345
Variable rate, ranging from 2.2% to 6.9%, non-amortizing notes maturing at various dates through 2022	26,217	7,604
Total	$ 4,582,864	$ 3,394,051

As of December 31, 2002, the scheduled principal amortization and maturity payments for the Company's secured notes payable are as follows (in thousands):

	Amortization	Maturities	Total
2003	$ 123,069	$ 168,222	$ 291,291
2004	133,724	69,468	203,192
2005	142,545	120,817	263,362
2006	147,112	253,960	401,072
2007	153,414	160,550	313,964
Thereafter			3,109,983
			$4,582,864

At December 31, 2002, the Company's secured notes payable was secured by 618 properties with a combined net book value of $6,976.3 million.

NOTE 10 – TERM LOAN

The Casden Loan was used to pay the cash required to complete the Casden Merger. Transaction costs (including advisory fees) incurred on the term loan were $12.2 million, which included $8.8 million of advisory fees (which are included as a cost of the Casden Merger in Note 4) and $3.4 million of deferred loan costs. During 2002, the Company repaid approximately 60% of the Casden Loan principally with portions of the proceeds from the public offering of Common Stock, the offering of Class R Cumulative Preferred Stock, property sales and other net cash flow from operations. The weighted average interest rate on the Casden Loan at December 31, 2002 was 3.96%, and the balance outstanding was $115 million.

The financial covenants contained in the Casden Loan require the Company to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, and an interest coverage ratio of 2.25 to 1.0. In addition, the Casden Loan limits the Company from distributing more than 80% of its Funds From Operations (or such amounts as may be necessary for it to maintain its status as a REIT). On August 5, 2002, the Company and its lenders amended the Casden Loan, to reduce the fixed charge coverage ratio requirement from 1.70:1 to 1.60:1, effective for the quarter ended June 30, 2002 through the quarter ending June 30, 2003; 1.65:1 for the quarter ending September 30, 2003 through the quarter ending December 31, 2003; and 1.70:1 thereafter. The Casden Loan imposes minimum net worth requirements and provides other financial covenants related to certain of AIMCO's assets and obligations. The Casden Loan is secured by a first priority pledge of the equity owned by AIMCO and certain subsidiaries of AIMCO in other subsidiaries of AIMCO and a second priority pledge of certain non-real estate assets of the Company. As of December 31, 2002, the Company was in compliance with all financial covenant requirements.

Subsequent to December 31, 2002, additional modifications were made to the loan covenants. See Note 28 for further information.

NOTE 11 – CREDIT FACILITY

On March 11, 2002, the Company amended and restated its revolving credit facility as necessitated by the execution of the Casden Loan, in order to conform certain provisions of the loans. The commitment remained $400 million, and there are ten lender participants in the facility's syndicate. The obligations under the amended and restated credit facility are secured by a first priority pledge of certain of the Company's non-real estate assets and a second priority pledge of the equity owned by AIMCO and certain subsidiaries of AIMCO in other subsidiaries of AIMCO. Borrowings under the amended and restated credit facility are available for general corporate purposes. The amended and restated credit facility matures in July 2004 and can be extended once at the Company's option, for a term of one year. The annual interest rate under the credit facility is based either on LIBOR or a base rate which is the higher of Bank of America, N.A.'s reference rate or 0.5% over the federal funds rate, plus, in either case, an applicable margin. From March 11, 2002 through the later of June 30, 2004 or the date on which the Casden Loan is paid in full, the margin ranges between 2.05% and 2.55%, in the case of LIBOR-based loans, and between 0.55% and 1.05%, in the case of base rate loans, based upon a fixed charge coverage ratio. The weighted average interest rate at December 31, 2002 was 3.97%, and the balance outstanding was $291.0 million. The amount available under the amended and restated credit facility at December 31, 2002 and 2001 was $109.0 million (less $4.2 million for outstanding letters for credit) and $186.5 million (less $5.1 million for outstanding letters for credit), respectively.

The financial covenants contained in the amended and restated revolving credit facility require the Company to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, and an interest coverage ratio of 2.25 to 1.0. In addition, the amended and restated revolving credit facility limits the Company from distributing more than 80% of its Funds From Operations (or such amounts as may be necessary for it to maintain its status as a REIT). On August 5, 2002, the Company and its lenders amended the amended and restated revolving credit facility, to reduce the fixed charge coverage ratio requirement from 1.70:1 to 1.60:1, effective for the quarter ended June 30, 2002 through the quarter ending June 30, 2003; 1.65:1 for the quarter ending September 30, 2003 through the quarter ending December 31, 2003; and 1.70:1 thereafter. The credit facility imposes minimum net worth requirements and provides other financial covenants related to certain of AIMCO's assets and obligations. As of December 31, 2002, the Company was in compliance with all financial covenant requirements.

Subsequent to December 31, 2002, additional modifications were made to the loan covenants. See Note 28 for further information.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Legal

In addition to the matters described below, the Company is a party to various legal actions and administrative proceedings arising in the ordinary course of business, some of which are covered by liability insurance, and none of which are expected to have a material adverse effect on the Company's consolidated financial condition or results of operations taken as a whole.

Limited Partnerships

In connection with the Company's acquisitions of interests in real estate partnerships, it is sometimes subject to legal actions, including allegations that such activities may involve breaches of fiduciary duties to the limited partners of such real estate partnerships or violations of the relevant partnership agreements.

The Company may incur costs in connection with the defense or settlement of such litigation. The Company believes it complies with its fiduciary obligations and relevant partnership agreements. Although the outcome of any litigation is uncertain, the Company does not expect any such legal actions to have a material adverse affect on the Company's consolidated financial condition or results of operations taken as a whole.

Environmental

Various Federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances present on a property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous substances. The presence of, or the failure to properly remedy, hazardous substances may adversely affect occupancy at affected apartment communities and the ability to sell or finance affected properties. In addition to the costs associated with investigation and remediation actions brought by governmental agencies, the presence of hazardous wastes on a property could result in claims by private plaintiffs for personal injury, disease, disability or other infirmities. Various laws also impose liability for the cost of removal or remediation of hazardous substances at the disposal or treatment facility. Anyone who arranges for the disposal or treatment of hazardous or toxic substances is potentially liable under such laws. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility. In connection with the ownership, operation and management of properties, the Company could potentially be liable for environmental liabilities or costs associated with its properties or properties it acquires or manages in the future.

There have been recent reports of lawsuits against owners and managers of multifamily properties asserting claims of personal injury and property damage caused by the presence of mold in residential units. Some of these lawsuits have resulted in substantial monetary judgments or settlements. The Company has been named as a defendant in lawsuits that have alleged personal injury as a result of the presence of mold. Prior to March 31, 2002, the Company generally was insured against claims arising from the presence of mold due to water intrusion. However, since March 31, 2002, the Company's insurance coverage for property damage loss claims arising from the presence of mold has become more limited and generally includes only limited coverage for catastrophic property damage due to mold. In addition, since December 31, 2002, the Company's insurance coverage for personal injury claims related to mold exposure has also become more limited.

The Company has implemented protocols and procedures to prevent or eliminate mold from its properties and believes that its measures will eliminate, or at least minimize, the effects that mold could have on its residents. To date, the Company has not incurred any material costs or liabilities relating to claims of mold exposure or to abate mold conditions. Because the law regarding mold is unsettled and subject to change, however, the Company can make no assurance that liabilities resulting from the presence of or exposure to mold will not have a material adverse effect on the Company's consolidated financial condition or results of operations taken as a whole.

Other Legal Matters

In December 2001, AIMCO and certain of its affiliated partnerships that own properties voluntarily entered into an agreement with the United States Environmental Protection Agency ("EPA") and the United States Department of Housing and Urban Development ("HUD") pursuant to which AIMCO agreed to pay a fine of $130,000, conduct lead-based paint inspections and other testing, if necessary, on properties initially built prior to 1978, and re-issue lead-based paint disclosures to residents of such properties that have not been certified as lead-base paint free. In return, neither AIMCO nor its properties will be subject to any additional fines for inadequate disclosures prior to the execution of the agreement. The cost of the settlement, inspections and remediations incurred to date have been reserved for by the Company in connection with its portfolio acquisitions and mergers. Any remaining costs are not expected to be material.

In January 2002, AIMCO and four of its affiliated partnerships were named as defendants in a lawsuit brought by the City Attorney for the City and County of San Francisco ("CCSF") in the Superior Court, County of San Francisco. The City Attorney asserts that the defendants have violated certain state and local residential housing codes, and engaged in unlawful business practices and unfair competition, in connection with four properties owned and operated by the affiliated partnerships. The City Attorney asserts civil penalties from $500 to $1,000 per day for each affected unit, as well as other statutory and equitable relief. In January 2003, the Company filed a cross-complaint against CCSF, its Department of Building Inspections and certain of its employees, alleging constitutional violations arising out of its arbitrary and discriminatory application of its codes, and other tortious conduct. In February 2003, CCSF and the other defendants named in the Company's cross-complaint removed the case to the United States District Court for the Northern District of California. As a result of the removal to Federal court, the trial date previously scheduled for July 7, 2003 in state court is doubtful, even if there is a remand of the case to the state court. The Company has engaged in preliminary discussions with the City Attorney to resolve the lawsuit, including a mediation session. In the event it is unable to resolve the lawsuit, the Company believes it has meritorious defenses to assert and it will vigorously defend itself against CCSF's claims, and vigorously prosecute its own claims. Although the outcome of any litigation is uncertain, the Company does not believe that the ultimate outcome will have a material adverse effect on the Company's consolidated financial condition or results of operations taken as a whole.

National Program Services, Inc. and Vito Gruppuso (collectively "NPS") are insurance agents who in 2000 sold to the Company property insurance issued by National Union Fire Insurance Company of Pittsburgh, PA ("National Union"). The financial failure of NPS resulted in defaults in June 2002 under two agreements by which NPS indemnified the Company from losses relating to the matters described below. As a result of such defaults, the Company faces the risk of impairment of a $16.7 million insurance-related receivable as well certain contingent liabilities as more fully described below. The Company's receivable arose from the improper and premature cancellation by National Union of its property insurance coverage in April 2001. The Company had paid to National Union amounts in excess of $10 million in prepaid premiums for property insurance coverage that was to continue through at least April 2002. In addition, the Company has a $6.7 million receivable from NPS to reimburse it for payments on a premium finance agreement, proceeds of which were to pay premiums to National Union. The Company holds two $5 million surety bonds issued by Lumbermens Mutual Casualty Company ("Lumbermens") to secure the NPS indemnities. In addition, the Company has pending litigation in the United States District Court for the District of Colorado against National Union, First Capital Group, a New York based insurance wholesaler, NPS and other agents of National Union, for a refund of at least $10 million of the prepaid premium plus other damages resulting from the cancellation of the coverage. The cancellation of the property insurance coverage in 2001 has no effect on the Company's present property insurance coverage or on coverage that existed through April 2001.

With respect to the contingent liabilities arising from the NPS defaults, in November 2002, Cananwill, Inc., a premium funding company, commenced litigation in Superior Court, Morris County, New Jersey, against the Company and others, alleging a balance due of $5.7 million, plus interest and attorney's fees, on a premium finance agreement that funded premium payments made to National Union. The Company denies liability to Cananwill, believes it has meritorious defenses to assert, and it will vigorously defend itself. In the event of litigation and an adverse determination, the Company will seek reimbursement of any loss from the bonds securing the NPS indemnification agreements as well as from all third parties responsible for the misapplication of its payments.

In November 2002, the Company commenced an action against Lumbermens in the District Court, City and County of Denver, Colorado to recover on the two $5 million surety bonds securing the NPS indemnification agreements, which action was removed to the United States District Court for the District of Colorado. In December 2002, Lumbermens commenced a separate action in the United States District Court for the Southern District of New York seeking declarations of the invalidity of the surety bonds and damages. The Company and Lumbermens have engaged in preliminary settlement negotiations to resolve the litigation between them. Finally, in November 2002 the Company was served with a third party complaint served on it by XL Reinsurance American, Inc. ("XL") and Greenwich Insurance Company ("Greenwich"). XL, Greenwich, Lumbermens and others were named as defendants in this action filed in the United States District Court for the Southern District of New York by WestRM – West Risk Markets, Ltd. to collect on surety bonds issued by XL, Greenwich and Lumbermens allegedly to secure payment obligations due on a premium funding made by WestRM. XL and Greenwich assert that if they have any liability to WestRM, which they deny, then the Company is liable to XL and Greenwich pursuant to an alleged indemnification agreement. The Company believes it has meritorious defenses to assert and will vigorously defend itself against these claims, and vigorously prosecute its own claims.

Although the outcome of any claim or matter in litigation is uncertain, the Company does not believe that it will incur any material loss in connection with the insurance-related receivable or that the ultimate outcome of these separate but related matters will have a material adverse effect on the Company's consolidated financial condition or results of operations taken as a whole.

In 1998 and 1999, prior to the Casden Merger and the related NAPICO acquisition, investors holding limited partnership units in various limited partnerships of which NAPICO is the corporate general partner, commenced an action against NAPICO and certain other defendants. The claims related to activities that pre-dated the Casden Merger and included, but were not limited to, claims for breaches of fiduciary duty to the limited partners of certain NAPICO managed partnerships and violations of securities laws by making materially false and misleading statements in the consent solicitation statements sent to the limited partners of such partnerships. The actions were certified as a class action, and in October and November 2002 were tried in the United States District Court for the Central District of California. In November 2002, the jury returned special verdicts against NAPICO and certain other defendants in the amount of approximately $25.2 million for

violations of securities laws and against NAPICO for approximately $67.3 million for breaches of fiduciary duty.
In addition, the jury awarded the plaintiffs punitive damages against NAPICO of approximately $92.5 million. NAPICO and the other defendants have submitted motions seeking to set aside the verdict in its entirety, with oral argument scheduled for March 12, 2003. While the matter is not yet final and no judgment has been entered, the matter is the responsibility of the former shareholders of Casden pursuant to documents related to the Casden Merger, which was completed in March 2002. The Company does not believe that the ultimate outcome will have a material adverse effect on the Company's consolidated financial position or results of operations taken as a whole.

Operating Leases

The Company is obligated under office space and equipment non-cancelable operating leases. In addition, the Company subleases certain of its office space to tenants under non-cancelable subleases. Approximate minimum annual rentals under operating leases and approximate minimum payments to be received under annual subleases for the five years ending after December 31, 2002 are as follows (in thousands):

	Operating Lease Payments	Sublease Receipts
2003	$ 5,549	$ 1,044
2004	5,181	1,065
2005	4,130	894
2006	3,819	819
2007	3,764	842
Total	**$22,443**	**$4,664**

Substantially all of the office space and equipment subject to the operating leases described above are for the use of its corporate offices and regional operating centers. Rent expense recognized totaled $5.0 million, $4.5 million, and $5.6 million in 2002, 2001 and 2000, respectively, including amounts recognized in 2000 by the unconsolidated subsidiaries. Sublease receipts for 2002, 2001 and 2000 were not material.

NOTE 13 – MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SECURITIES

In connection with the Insignia merger in 1998, the Company assumed the obligations under Trust Based Convertible Preferred Securities with an aggregate liquidation amount of $149.5 million. The securities mature on September 30, 2016 and require distributions at the rate of 6.5% per annum, with quarterly distributions payable in arrears. The securities are convertible by the holders at any time through September 30, 2016 and may be redeemed by the Company on or after November 1, 1999. Each $50 of liquidation value of the securities can be converted into Common Stock at a conversion price of $49.61, which equates to 1.007 shares of Common Stock. Since 1998 when these securities were assumed, $134.4 million of the $149.5 million has been converted, resulting in $15.1 million remaining as of December 31, 2002. In 2002 and 2001, the holders of the securities converted approximately $5.5 million and $11.7 million, respectively, into approximately 107,000 and 238,000 shares of Common Stock.

NOTE 14 – TRANSACTIONS INVOLVING MINORITY INTEREST IN AIMCO OPERATING PARTNERSHIP

The Company completed tender offers for limited partnership interests and acquisitions of individual properties resulting in the issuance of approximately 331,000 and 912,000 common OP Units in 2002 and 2001, respectively. In addition, on March 11, 2002, the Company issued 882,784 common OP Units valued at $41.5 million in connection with the Casden Merger. During the year ended December 31, 2002, approximately 1,100,000 OP units were exchanged for shares of Common Stock.

As of December 31, 2002 and 2001, the following amounts of preferred OP Units that are convertible either to Common Stock or common OP Units were outstanding (in thousands):

	2002	2001
Class One Partnership Preferred Units, redeemable to Common Stock in one year from issuance, holder to receive distributions at 8% ($8.00 per annum per unit)	90	90
Class Two Partnership Preferred Units, redeemable to Common Stock in one year from issuance, holders to receive distributions at 8% ($2.00 per annum per unit)	72	78
Class Three Partnership Preferred Units, redeemable to Common Stock in one year from issuance, holders to receive distributions at 9.5% ($2.375 per annum per unit)	1,535	1,536
Class Four Partnership Preferred Units, redeemable to Common Stock in one year from issuance, holders to receive distributions at 8% ($2.00 per annum per unit)	757	757
Class Five Partnership Preferred Units, redeemable in cash at anytime at the option of the AIMCO Operating Partnership, holder to receive distributions equal to the per unit distribution on the common OP Units ($3.28 per unit for 2002 and $3.12 per unit for 2001)	69	69
Class Six Partnership Preferred Units, redeemable to Common Stock in one year from issuance, holder to receive distributions at 8.5% ($2.125 per annum per unit)	808	808
Class Seven Partnership Preferred Units, redeemable to Common Stock in one year from issuance, holder to receive distributions at 9.5% ($2.375 per annum per unit)	30	30
Class Eight Partnership Preferred Units, redeemable to Common Stock at any time at the option of the AIMCO Operating Partnership, holder to receive distributions equal to the per unit distribution on the common OP Units ($3.28 per unit for 2002 and $3.12 per unit for 2001)	6	6
Class Nine Partnership Preferred Units, convertible into common OP Units in one year from the date of issuance (subject to certain conditions), holder to receive distributions at 9% ($2.25 per annum per unit)	1,078	1,239
Total	**4,445**	**4,613**

In addition to the above units, as of December 31, 2001 and 2002 there were 2,379,084 Class I High Performance Partnership Units outstanding (see Note 20).

NOTE 15 – REGISTRATION STATEMENTS

On November 7, 2001, AIMCO and the AIMCO Operating Partnership filed a shelf registration statement with the Securities and Exchange Commission ("SEC") with respect to an aggregate of $822 million of debt and equity securities of AIMCO and $500 million of debt securities of the AIMCO Operating Partnership, all of which was carried forward from AIMCO's 1998 shelf registration statement. The registration statement was declared effective by the SEC on November 9, 2001. As of December 31, 2002, the Company had approximately $400 million of debt and equity securities available and the AIMCO Operating Partnership had $500 million of debt securities available from this registration statement.

NOTE 16 – STOCKHOLDERS' EQUITY

Preferred Stock

At December 31, 2002 and 2001, the Company had the following classes of preferred stock outstanding (in thousands):

	2002	2001
PERPETUAL:		
Class C Cumulative Preferred Stock, $.01 par value, 2,400,000 shares authorized, 2,400,000 and 2,400,000 shares issued and outstanding, dividends payable at 9.0%, per annum	$ 59,845	$ 59,845
Class D Cumulative Preferred Stock, $.01 par value, 4,200,000 shares authorized, 4,200,000 and 4,200,000 shares issued and outstanding, dividends payable at 8.75%, per annum	105,000	105,000
Class G Cumulative Preferred Stock, $.01 par value, 4,050,000 shares authorized, 4,050,000 and 4,050,000 shares issued and outstanding, dividends payable at 9.375%, per annum	101,000	101,000
Class H Cumulative Preferred Stock, $.01 par value, 2,000,000 shares authorized, 2,000,000 and 2,000,000 shares issued and outstanding, dividends payable at 9.5%, per annum	49,925	49,925
Class Q Cumulative Preferred Stock, $.01 par value, 2,530,000 shares authorized, 2,530,000 and 2,530,000 shares issued and outstanding, dividends payable at 10.10%, per annum	63,250	63,250
Class R Cumulative Preferred Stock, $.01 par value, 6,940,000 shares authorized, 6,940,000 and 4,940,000 shares issued and outstanding, dividends payable at 10.0%, per annum	173,500	123,500
	552,520	502,520
CONVERTIBLE:		
Class B Cumulative Convertible Preferred Stock, $.01 par value, 750,000 shares authorized, none and 419,471 shares issued and outstanding	—	41,947
Class K Convertible Cumulative Preferred Stock, $.01 par value, 5,000,000 shares authorized, none and 5,000,000 shares issued and outstanding	—	125,000
Class L Convertible Cumulative Preferred Stock, $.01 par value, 5,000,000 shares authorized, 2,500,000 and 5,000,000 shares issued and outstanding	62,500	125,000
Class M Convertible Cumulative Preferred Stock, $.01 par value, 1,600,000 shares authorized, 1,200,000 and 1,200,000 shares issued and outstanding	30,000	30,000
Class N Convertible Cumulative Preferred Stock, $.01 par value, 4,000,000 shares authorized, 4,000,000 and 4,000,000 shares issued and outstanding	100,000	100,000
Class O Cumulative Convertible Preferred Stock, $.01 par value, 1,904,762 shares authorized, 1,904,762 and 1,904,762 shares issued and outstanding	100,000	100,000
Class P Convertible Cumulative Preferred Stock, $.01 par value, 4,000,000 shares authorized, 3,999,662 and 4,000,000 shares issued and outstanding	99,992	100,000
	392,492	621,947
Total	**$ 945,012**	**$ 1,124,467**

All classes of preferred stock are on equal parity and are senior to Common Stock. The holders of each class of preferred stock are generally not entitled to vote on matters submitted to stockholders. Dividends on all preferred stocks are subject to being declared by the Company's Board of Directors.

Holders of the Class B Cumulative Convertible Preferred Stock (the "Class B Preferred Stock") were entitled to receive, cash dividends in an amount per share equal to the greater of (i) $7.125 per year (equivalent to 7.125% of the liquidation preference) or (ii) the cash dividends declared on the number of shares of Common Stock into which one share of Class B Preferred Stock was convertible. Each share of Class B Preferred Stock was convertible, at the option of the holder, beginning August 1998, into 3.284 shares of Common Stock, subject to certain anti-dilution adjustments. The initial conversion ratio was based upon the fair market value of Common Stock on the commitment date. On July 29, 2002, AIMCO announced that on August 28, 2002, it would redeem all outstanding shares of its Class B Preferred Stock, par value $0.01 per share, for cash equal to the liquidation preference of $100 per share, plus accrued and unpaid dividends through the redemption date of $1.73545 per share. On August 20, 2002, the holder of all 419,471 shares of Class B Preferred Stock converted such shares into 1,377,573 shares of Common Stock.

Holders of Class K Convertible Cumulative Preferred Stock (the "Class K Preferred Stock"), which was issued on February 18, 1999, were entitled to receive cash dividends in an amount per share equal to the greater of (i) $2.00 per year (equivalent to 8% of the liquidation preference), or (ii) the cash dividends payable on the number of shares of Common Stock into which a share of Class K Preferred Stock was convertible. Beginning with the third anniversary of the date of original issuance, holders of Class K Preferred Stock were entitled to receive an amount per share equal to the greater of (i) $2.50 per year (equivalent to 10% of the liquidation preference), or (ii) the cash dividends payable on the number of shares of Common Stock into which a share of Class K Preferred was convertible. Each share of Class K Preferred Stock was convertible, at the option of the holder, into 0.5952 shares of Common Stock, subject to certain anti-dilution adjustments. The initial conversion ratio was in excess of the fair market value of Common Stock on the commitment date. On and after February 20, 2002, shares of Class K Preferred Stock were subject to redemption at the Company's option. On March 19, 2002, AIMCO announced that on April 18, 2002 it would redeem for Common Stock all 5,000,000 outstanding shares of its Class K Preferred Stock, par value $0.01 per share at a redemption price of $27.2125 per share of Class K Preferred Stock. The redemption price was payable in shares of Common Stock at a price of $45.7835 per share, or the issuance of 0.5944 shares of Common Stock for each share of Class K Preferred Stock redeemed. Subsequent to this announcement, the holders of all 5,000,000 shares of Class K Preferred Stock converted such shares into approximately 2,976,000 shares of Common Stock.

Holders of Class L Convertible Cumulative Preferred Stock (the "Class L Preferred Stock"), which was issued on May 28, 1999, were entitled to receive cash dividends in an amount per share equal to the greater of (i) $2.025 per year (equivalent to 8.1% of the liquidation preference), or (ii) the cash dividends payable on the number of shares of Common Stock into which a share of Class L Preferred Stock is convertible. Beginning with the third anniversary of the date of original issuance (May 2002), the holders of Class L Preferred Stock are entitled to receive an amount per share equal to the greater of (i) $2.50 per year (equivalent to 10% of the liquidation preference), or (ii) the cash dividends payable on the number of shares of Common Stock into which a share of Class L Preferred Stock is convertible. Each share of Class L Preferred Stock is convertible, at the option of the holder, into 0.5379 shares of Common Stock, subject to certain anti-dilution adjustments. The initial conversion price was in excess of the fair market value of a share of Common Stock on the commitment date. On and after May 28, 2002, shares of Class L Preferred Stock are subject to redemption at the Company's option. On May 6, 2002, the holder of 2,500,000 shares of Class L Preferred Stock, par value $0.01 per share, with a face value of $62.5 million, converted such shares into 1,344,664 shares of Common Stock.

Holders of Class M Convertible Cumulative Preferred Stock (the "Class M Preferred Stock"), which was issued on January 13, 2000, are entitled to receive, for the period beginning January 13, 2000 through and including January 13, 2003, cash dividends in an amount per share equal to the greater of (i) $2.125 per year (equivalent to 8.5% of the liquidation preference) or (ii) the cash dividends payable on the number of shares of Common Stock into which a share of Class M Preferred Stock is convertible. Beginning with the third anniversary of the date of original issuance (January 2003), the holders of Class M Preferred Stock are entitled to receive an amount per share equal to the greater of (i) $2.3125 per year (equivalent to 9.25% of the liquidation preference), or (ii) the cash dividends payable on the number of shares of Common Stock into which a share of Class M Preferred Stock is convertible. Each share of Class M Preferred Stock is convertible, at the option of the holder, into 0.5682 shares of Common Stock, subject to certain anti-dilution adjustments. The initial conversion price was in excess of the fair market value of a share of Common Stock on the commitment date. On and after January 13, 2003, shares of Class M Preferred Stock are subject to redemption at the Company's option.

Holders of Class N Convertible Cumulative Preferred Stock (the "Class N Preferred Stock"), which was issued on September 12, 2000 are entitled to receive cash dividends in an amount per share equal to the greater of (i) $2.25 per year (equivalent to 9% per annum of the liquidation preference), subject to increase in the event of a change in control of AIMCO or (ii) the cash dividends payable on the number of shares of Common Stock into which a share of Class N Preferred Stock is convertible. Dividends are paid on the Class N Preferred Stock quarterly, and began on October 1, 2000. Each share of Class N Preferred Stock is convertible, at the option of the holder, into 0.4762 shares of Common Stock, subject to certain anti-dilution adjustments. The initial conversion price was in excess of the fair market value of a share of Common Stock on the commitment date. On and after September 12, 2003, shares of Class N Preferred Stock are subject to redemption at the Company's option.

Holders of Class O Cumulative Convertible Preferred Stock (the "Class O Preferred Stock"), which was issued on September 15, 2000, are entitled to receive cash dividends in an amount per share equal to the greater of (i) $4.725 per year (equivalent to 9% per annum of the liquidation preference), subject to increase in the event of a change in control of AIMCO or (ii) the cash dividends payable on the number of shares of Common Stock into which a share of Class O Preferred Stock is convertible. Dividends are paid on the Class O Preferred Stock quarterly, and began on October 1, 2000. Each share of Class O Preferred Stock is convertible, at the option of the holder, into one share of Common Stock, subject to certain anti-dilution adjustments. The initial conversion price was in excess of the fair market value of a share of Common Stock on the commitment date. On and after September 15, 2003, shares of Class O Preferred Stock are subject to redemption at the Company's option.

Holders of Class P Convertible Cumulative Preferred Stock (the "Class P Preferred Stock"), which was issued on March 26, 2001, are entitled to receive cash dividends in an amount per share equal to the greater of (i) $2.25 per year (equivalent to 9% of the liquidation preference) or (ii) the cash dividends payable on the number of shares of Common Stock into which a share of Class P Preferred Stock is convertible. Dividends are paid on the Class P Preferred Stock quarterly, and began on April 15, 2001. Each share of Class P Preferred Stock is convertible at the option of the holder into 0.4464 shares of Common Stock, subject to certain anti-dilution adjustments. The initial conversion price was in excess of the fair market value of a share of Common Stock on the commitment date. On and after March 26, 2004, shares of Class P Preferred Stock are subject to redemption at the Company's option. The Company may also redeem shares of Class P Preferred Stock before this date, if the closing market price of Common Stock has equaled or exceeded $56 per share. In October 2002, a holder of 338 shares of Class P Preferred Stock converted such shares into approximately 151 shares of Common Stock.

Holders of Class R Cumulative Preferred Stock (the "Class R Preferred Stock"), which was issued on July 20, 2001, August 1, 2001, March 25, 2002 and April 11, 2002, are entitled to receive cash dividends in an amount per share equal to $2.50 per year (equivalent to 10% of the $25 liquidation preference). Dividends are paid on the Class R Preferred Stock quarterly, and began on September 15, 2001. On and after July 20, 2006, shares of Class R Preferred Stock are subject to redemption at the Company's option.

In addition to the above listed preferred stocks, the following outstanding preferred stocks are subject to redemption at the Company's option on or after the dates specified: Class C Cumulative Preferred Stock, December 23, 2002; Class D Cumulative Preferred Stock, February 19, 2003; Class G Cumulative Preferred Stock, July 15, 2008; Class H Cumulative Preferred Stock, August 14, 2003; and Class Q Cumulative Preferred Stock, March 19, 2006.

The dividends paid on each class of preferred stock for the years ended December 31, 2002, 2001, and 2000 are as follows (in thousands, except per share data):

	2002		2001		2000	
Class of Preferred Stock	Amount Per Share[1]	Total Amount Paid	Amount Per Share[1]	Total Amount Paid	Amount Per Share[1]	Total Amount Paid
PERPETUAL:						
Class C	$ 2.25	$ 5,400	$ 2.25	$ 5,400	$ 2.25	$ 5,400
Class D	2.19	9,188	2.19	9,188	2.19	9,188
Class G	2.34	9,492	2.34	9,492	2.34	9,492
Class H	2.38	4,750	2.38	4,750	2.38	4,750
Class Q	2.52	6,388	1.87[3]	4,720	—	—
Class R	2.32[4]	16,101	1.01[3]	4,974	—	—
		51,319		38,524		28,830
CONVERTIBLE:						
Class B	7.95[5]	3,334	10.25	4,297	9.20	7,137
Class K	.58[5]	2,500	2.00	10,000	2.00	10,000
Class L	2.21[6]	7,892[6]	2.03	10,125	2.03	10,125
Class M	2.13	2,550	2.13	2,550	1.59[2]	1,913
Class N	2.25	9,000	2.25	9,000	0.12[2]	475
Class O	4.73	9,000	4.73	9,000	0.24[2]	450
Class P	2.25	8,996	1.25[3]	5,000	—	—
		43,272		49,972		30,100
Total		**$ 94,591**		**$ 88,496**		**$ 58,930**

[1] Amounts per share are calculated based on the number of preferred shares outstanding either at the end of each year or as of conversion date, as noted.
[2] For the period from the date of issuance to December 31, 2000.
[3] For the period from the date of issuance to December 31, 2001.
[4] For the period from the date of issuance to December 31, 2002.
[5] For the period from January 1, 2002 to the date of conversion to Common Stock.
[6] Total amount paid includes dividends paid on all 5.0 million shares of Class L Preferred Stock up until May 6, 2002, when 2.5 million shares were converted into Common Stock. Additionally, the amount per share includes a scheduled increase in the dividend from $2.03 per share to $2.50 per share starting after May 28, 2002.

Common Stock

On June 5, 2002, AIMCO completed the sale of 8,000,000 shares of Common Stock in an underwritten public offering at a net price of $46.17 per share. The net proceeds of approximately $369 million were used to repay outstanding short-term indebtedness under the Company's credit facility and a portion of the Casden Loan. Additionally, in connection with the Casden Merger, the Company issued 3.5 million shares of Common Stock valued at $164.9 million.

During 2002 and 2001, the Company issued approximately 188,000 shares and 241,000 shares, respectively, of Common Stock to certain executive officers (or entities controlled by them) at market prices. In exchange for the shares purchased, the executive officers (or entities controlled by them) executed notes payable totaling $7.8 million and $10.7 million, respectively. These notes, which are 25% recourse to the holder, have a 10-year maturity and bear interest at rates between 6.25% and 7.25% annually. Total payments on such notes from officers in 2002 and 2001 were $5.3 million and $8.5 million, respectively. In addition, in 2002 and 2001, the Company issued approximately 80,000 and 172,000 restricted shares of Common Stock, respectively, to certain employees. The restricted stock was issued at the fair market value of the Common Stock on the date of issuance. The restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of and is subject to a risk of forfeiture within the applicable vesting period (3 to 5 years).

During 2002 the Company did not repurchase any shares of Common Stock. During 2001, the Company repurchased and retired approximately 772,000 shares of Common Stock at an average price of $43.15 per share.

NOTE 17 – STOCK OPTION PLANS AND STOCK WARRANTS

The Company has adopted the 1994 Stock Option Plan of Apartment Investment and Management Company (the "1994 Plan"), the Apartment Investment and Management Company 1996 Stock Award and Incentive Plan (the "1996 Plan"), the Apartment Investment and Management Company 1997 Stock Award and Incentive Plan (the "1997 Plan") and the Apartment Investment and Management Company Non-Qualified Employee Stock Option Plan (the "Non-Qualified Plan") to attract and retain officers, key employees and independent directors. The 1994 Plan provides for the granting of a maximum of 150,000 options to purchase common shares. The 1996 Plan provides for the granting of a maximum of 500,000 options to purchase common shares. The 1997 Plan provides for the granting of a maximum of 20,000,000 options to purchase common shares. The Non-Qualified Plan provides for the granting of a maximum of 500,000 options to purchase common shares and allows for the granting of non-qualified stock options. The 1994 Plan, the 1996 Plan and the 1997 Plan allow for the grant of incentive and non-qualified stock options, and together with the Non-Qualified Plan, are administered by the Compensation Committee of the Board of Directors. The 1994 Plan also provides for a formula grant of the non-qualified stock options to the independent directors to be administered by the Board of Directors to the extent necessary. The exercise price of the options granted may not be less than the fair market value of the common stock at the date of grant. The term of the incentive and non-qualified options is ten years from the date of grant. The options vest over a period of one to five-years from the date of grant. Terms may be modified at the discretion of the Compensation Committee of the Board of Directors.

The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), requires the use of option valuation models that were not developed for use in valuing employee stock options and warrants. Under APB 25, because the exercise price of the Company's employee stock options and warrants equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options and warrants granted subsequent to December 31, 1994 under the fair value method. The fair value for these options and warrants was estimated at the date of grant using a Black-Scholes valuation model with the following assumptions:

	2002	2001	2000
Risk free interest rate	4.2%	4.4%	6.1%
Expected dividend yield	7.5%	6.9%	6.8%
Volatility factor of the expected market price of the Company's Common Stock	0.210	0.193	0.192
Weighted average expected life of options	4.5 years	4.5 years	4.5 years

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options and for warrants which have no vesting restrictions and are fully transferable. In addition, the valuation model requires the input of highly subjective assumptions including the expected stock price volatility. The Company's stock options and warrants have characteristics significantly different from those of traded options and warrants; therefore, changes in the subjective input assumptions can materially affect the fair value estimate.

For purposes of pro forma disclosures, the estimated fair values of the options are amortized over the options' vesting period. The Company's pro forma information for the years ended December 31, 2002, 2001 and 2000 is as follows (in thousands, except per share data):

	2002	2001	2000
Reported net income attributable to common stockholders	$ 75,488	$ 17,021	$ 35,995
Less compensation expense (pro forma)	7,587	3,241	4,599
Pro forma net income attributable to common stockholders	$ 67,901	$ 13,780	$ 31,396
Basic earnings per common share:			
Reported	$ 0.88	$ 0.23	$ 0.53
Pro forma	$ 0.79	$ 0.19	$ 0.46
Diluted earnings per common share:			
Reported	$ 0.87	$ 0.23	$ 0.52
Pro forma	$ 0.78	$ 0.19	$ 0.45

The effects of applying SFAS 123 in calculating pro forma income attributable to common stockholders and pro forma basic earnings per share may not necessarily be indicative of the effects of applying SFAS 123 to future years' earnings.

The following table summarizes the option and warrant activity for the years ended December 31, 2002, 2001 and 2000:

	2002		2001		2000	
	Options and Warrants	Weighted Average Exercise Price	Options and Warrants	Weighted Average Exercise Price	Options and Warrants	Weighted Average Exercise Price
Outstanding at beginning of year	8,323,000	$ 38.71	8,235,000	$ 37.80	8,660,000	$ 37.78
Granted	2,070,000	43.79	1,126,000	47.18	219,000	39.89
Exercised	(1,054,000)	36.05	(547,000)	34.94	(594,000)	17.31
Forfeited	(70,000)	41.17	(491,000)	38.34	(50,000)	37.02
Outstanding at end of year	9,269,000	$ 40.13	8,323,000	$ 38.71	8,235,000	$ 37.80
Exercisable at end of year	4,295,000	$ 38.09	3,925,000	$ 37.31	3,942,000	$ 37.54
Weighted-average fair value of options and warrants granted during the year		$ 3.52		$ 3.92		$ 4.65

As of December 31, 2002, outstanding and exercisable options and warrants have the following ranges of exercise prices and remaining weighted-average contractual lives:

	Range of Exercise Price			
	$17.13 to $35.44	$36.50 to $39.94	$40.00 to $49.05	Total
Outstanding:				
Number of options and warrants	136,000	5,427,000	3,706,000	9,269,000
Weighted average exercise price	$29.13	$37.53	$44.34	$40.13
Weighted average remaining life	2.30 years	5.40 years	7.82 years	6.32 years
Exercisable:				
Number of options and warrants	133,000	3,408,000	754,000	4,295,000
Weighted average exercise price	$28.97	$37.36	$42.90	$38.09
Weighted average remaining life	2.25 years	6.73 years	7.86 years	5.13 years

On December 14, 1998, the Company sold, in a private placement, 1.4 million Class B partnership preferred units (the "Class B Preferred Units") of a subsidiary of the AIMCO Operating Partnership for $30.85 million. As a part of the transaction, the Company also sold a warrant to purchase 875,000 shares of Common Stock for $4.15 million. On January 14, 2002, AIMCO redeemed the Class B Preferred Units, paid accrued dividends and settled the warrant for a total of 447,991 shares of Common Stock and 444,247 common OP Units.

On December 2, 1997, AIMCO issued warrants (the "Oxford Warrants") exercisable to purchase up to an aggregate of 500,000 shares of Common Stock at $41 per share. The Oxford Warrants were issued to affiliates of Oxford Realty Financial Group, Inc., a Maryland corporation ("Oxford"), in connection with the amendment of certain agreements pursuant to which the Company manages properties formerly controlled by Oxford or its affiliates. The Oxford Warrants were amended in connection with the acquisition of the Oxford entities in September 2000, are currently exercisable and expire on December 31, 2006.

Effective January 1, 2003, the Company adopted the accounting provisions of SFAS 123 and will transition using the prospective method. Under this method, the Company will now apply the fair value recognition provisions of SFAS 123 to all employee awards granted, modified, or settled on or after January 1, 2003, which will result in compensation expense being recorded based on the fair value of the stock option.

The Company also grants restricted stock awards as part of its equity compensation plan. For the years ended December 31, 2002, 2001 and 2000, the Company granted restricted stock awards with weighted average fair values per share of $43.65, $47.82 and $40.14, respectively. These awards are amortized to compensation expense over the applicable vesting period (3 to 5 years).

NOTE 18 – EARNINGS PER SHARE

The following table illustrates the calculation of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 (in thousands, except per share data):

	2002	2001	2000
NUMERATOR:			
Income from continuing operations	$175,183	$103,113	$ 94,823
Less: Net income attributable to preferred stockholders	(93,558)	(90,331)	(63,183)
Numerator for basic and diluted earnings per share – Income from continuing operations	$ 81,625	$ 12,782	$ 31,640
Net income	$169,046	$107,352	$ 99,178
Less: Net income attributable to preferred stockholders	(93,558)	(90,331)	(63,183)
Numerator for basic and diluted earnings per share – Net income attributable to common stockholders	$ 75,488	$ 17,021	$ 35,995
DENOMINATOR:			
Denominator for basic earnings per share – weighted average number of shares of common stock outstanding	85,698	72,458	67,572
Effect of dilutive securities:			
Dilutive potential common shares	1,075	1,190	1,491
Denominator for diluted earnings per share	86,773	73,648	69,063
EARNINGS PER COMMON SHARE:			
Basic earnings per common share:			
Income from continuing operations (net of preferred dividends)	$ 0.95	$ 0.17	$ 0.47
Discontinued operations	(0.07)	0.06	0.06
Net income attributable to common stockholders	**$ 0.88**	**$ 0.23**	**$ 0.53**
Diluted earnings per common share:			
Income from continuing operations (net of preferred dividends)	$ 0.94	$ 0.17	$ 0.46
Discontinued operations	(0.07)	0.06	0.06
Net income attributable to common stockholders	**$ 0.87**	**$ 0.23**	**$ 0.52**

The Class B Preferred Stock, the Class K Preferred Stock, the Class L Preferred Stock, the Class M Preferred Stock, the Class N Preferred Stock, the Class O Preferred Stock and the Class P Preferred Stock are convertible into Common Stock (see Note 16). The Class C Cumulative Preferred Stock, the Class D Cumulative Preferred Stock, the Class G Cumulative Preferred Stock, the Class H Cumulative Preferred Stock, the Class Q Preferred Stock and the Class R Preferred Stock are not convertible. All of the convertible preferred stock is anti-dilutive on an "as converted" basis, therefore, all of the dividends are deducted to arrive at the numerator and no additional shares are included in the denominator. Vested and unvested stock options, together with shares issued for non-recourse notes receivable, and restricted stock awards totaling approximately 3.6 million for the year ended December 31, 2002 have been excluded from diluted earnings per share as their effect would be anti-dilutive. For the years ended December 31, 2001 and 2000, no material amounts of vested and unvested stock options, non-recourse shares or restricted stock awards were excluded as their effect was dilutive.

NOTE 19 – RECENT ACCOUNTING DEVELOPMENTS

In July 2001, the FASB issued Statement of Financial Accounting Standard No. 141, *Business Combinations* ("SFAS 141") and Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 141 requires the Company to reflect intangible assets apart from goodwill and supercedes previous guidance related to business combinations. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. The adoption of SFAS 141 did not have a material effect on the Company's consolidated financial position or results of operations taken as a whole. SFAS 142 eliminates amortization of goodwill and indefinite lived intangible assets and requires the Company to perform impairment tests at least annually on all goodwill and other indefinite lived intangible assets. The Company adopted the requirements of SFAS 142 beginning January 1, 2002, and has completed the transitional goodwill impairment test required by SFAS 142 and did not identify any impairments.

The adoption of the non-amortization provision of SFAS 142 affected net income and earnings per share for the years ended December 31, 2002, and would have affected net income and earnings per share for the years ended December 31, 2001 and 2000, as shown below (in thousands, except per share amounts):

	Years Ended December 31,		
	2002	2001	2000
Reported income from continuing operations	$175,183	$103,113	$105,362
Add back: goodwill amortization	—	7,899	7,440
Adjusted minority interest in AIMCO Operating Partnership	—	(1,027)	(670)
Adjusted income from continuing operations	$175,183	$109,985	$112,132
Reported net income	$169,046	$107,352	$ 99,178
Add back: goodwill amortization	—	7,899	7,440
Adjusted minority interest in AIMCO Operating Partnership	—	(1,027)	(670)
Adjusted net income	$169,046	$114,224	$105,948
Basic earnings per common share:			
Income from continuing operations (net of preferred dividends)	$ 0.95	$ 0.17	$ 0.47
Goodwill amortization	—	0.11	0.11
Minority interest in AIMCO Operating Partnership	—	(0.01)	(0.01)
Adjusted income from continuing operations	$ 0.95	$ 0.27	$ 0.57
Reported net income attributable to common stockholders	$ 0.88	$ 0.23	$ 0.53
Goodwill amortization	—	0.11	0.11
Minority interest in AIMCO Operating Partnership	—	(0.01)	(0.01)
Adjusted net income attributable to common stockholders	$ 0.88	$ 0.33	$ 0.63
Diluted earnings per common share:			
Income from continuing operations (net of preferred dividends)	$ 0.94	$ 0.17	$ 0.46
Goodwill amortization	—	0.11	0.11
Minority interest in AIMCO Operating Partnership	—	(0.01)	(0.01)
Adjusted income from continuing operations	$ 0.94	$ 0.27	$ 0.56
Reported net income attributable to common stockholders	$ 0.87	$ 0.23	$ 0.52
Goodwill amortization	—	0.11	0.11
Minority interest in AIMCO Operating Partnership	—	(0.01)	(0.01)
Adjusted net income attributable to common stockholders	$ 0.87	$ 0.33	$ 0.62

In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections* ("SFAS 145"). SFAS 145 rescinds Statement of Financial Accounting Standard No. 4 ("SFAS 4"), which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Historically, the Company has included these costs in interest expense. Statement of Financial Accounting Standard No. 64 amended SFAS 4, and is no longer necessary because SFAS 4 has been rescinded. Statement of Financial Accounting Standard No. 44 and the amended sections of Statement of Financial Accounting Standard No. 13 are not applicable to the Company and therefore have no effect on the Company's financial statements. SFAS 145 is effective for fiscal years beginning after May 15, 2002, with early application encouraged. The adoption of SFAS 145 did not have a material effect on the Company's consolidated financial condition or results of operations taken as whole because the Company has previously included these costs in interest expense.

In July 2002, the FASB issued Statement No. 146 *"Accounting for Costs Associated with Exit or Disposal Activities"* ("SFAS 146"). SFAS 146 requires that expenses associated with restructuring charges be accrued as liabilities in the period in which the liability is incurred. We are required to adopt SFAS 146 on January 1, 2003. The Company does not anticipate that the adoption of SFAS 146 will have a material impact on the Company's consolidated financial condition or results of operations taken as a whole.

In November 2002, the FASB issued Interpretation No. 45 *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* ("FIN 45"). FIN 45 requires a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The accounting provisions and new disclosure requirements of FIN 45 are required to be adopted for all guarantees issued or modified on or after January 1, 2003. The Company does not anticipate that the adoption of FIN 45 will have a material impact on the Company's consolidated financial condition or results of operations taken as a whole.

In December 2002, the FASB issued Statement No. 148 *"Accounting for Stock-Based Compensation-Transition and Disclosure"* ("SFAS 148"). SFAS 148 amends SFAS 123, *"Accounting for Stock-Based Compensation,"* to provide transition alternatives for adopting the accounting provisions of SFAS 123 and also amends the disclosure requirements of SFAS 123. Additionally, SFAS 148 requires disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of SFAS 148 in Note 17 of these consolidated financial statements. The transition provisions of SFAS 148 will be adopted on January 1, 2003 when the Company adopts the accounting provisions of SFAS 123. See Note 17 for information on the impact the adoption of SFAS 148 will have on the Company's consolidated financial condition and results of operations.

In January 2003, the FASB issued Interpretation No. 46 *"Consolidation of Variable Interest Entities"* ("FIN 46"). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights of (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in activities on behalf of another company. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46's consolidation requirements apply immediately to variable interest entities created or acquired after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has adopted FIN 46 effective January 31, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on the Company's consolidated financial condition or results of operations taken as a whole.

NOTE 20 – DILUTIVE SECURITIES

In January 1998, the AIMCO Operating Partnership sold an aggregate of 15,000 Class I High Performance Partnership Units to a joint venture comprised of fourteen members of AIMCO's senior management and to three of AIMCO's independent directors for $2.1 million in cash. The value of these units was determined on December 31, 2000 and the 15,000 units were adjusted to 2,379,084 units in January 2001. The holders of these units receive distributions and allocations of income and loss from the AIMCO Operating Partnership in the same amounts and at the same times as would holders of the same number of common OP Units.

In June 2001, AIMCO stockholders approved the sale by the AIMCO Operating Partnership of an aggregate of 15,000 of its Class II, III, and IV High Performance Partnership Units (the "Class II Units," "Class III Units" and "Class IV Units," respectively) to three limited liability companies owned by a limited number of AIMCO employees for an aggregate offering price of $4.9 million.

The valuation period for the Class III Units ended on December 31, 2002, with no value added, and therefore the allocable investment made by the holders of $1.793 million was lost. The valuation period for the Class II Units had previously ended on December 31, 2001, with no value added, and therefore the allocable investment made by the holders of $1.275 million was lost. The valuation period for the Class IV Units ends December 31, 2003.

On April 26, 2002, AIMCO stockholders approved the sale by the AIMCO Operating Partnership of up to 5,000 of its Class V High Performance Partnership Units (the "Class V Units," together with the Class II Units, Class III Units and Class IV Units, the "High Performance Units"), to a limited liability company owned by a limited number of AIMCO employees for an aggregate offering price of up to $1.1 million. An aggregate of 4,398 Class V Units were sold, for an aggregate offering price of $938,000. The Class V Units have identical characteristics to the Class IV Units sold in 2001, except for the dilutive impact limit, which was reduced from 1.5% to 1.0%, and a different three-year measurement period. The valuation period of the Class V Units began on January 1, 2002 and will end on December 31, 2004.

At December 31, 2002, the Company did not meet the required measurement benchmarks for Class IV Units or Class V Units, and therefore, the Company has not recorded any value to the High Performance Units in the consolidated financial statements as of December 31, 2002, and such High Performance Units have had no dilutive effect. The table below illustrates the calculation of the value of High Performance Units at December 31, 2002 (in thousands):

Class of High Performance Unit	Final Valuation Date	AIMCO Total Return[1]	Morgan Stanley REIT Index	Minimum Return	Out-performance Return	Average Market Capitalization	Out-performance Stockholder Value Added[2]	Value of High Performance Units[3]	OP Unit Dilution	OP Unit Dilution %
Class III	December 31, '02	–11.40%	16.94%	23.21%	0.00%	$4,063,336	$0	$0	0	0.00%
Class IV	December 31, '03	–11.40%	16.94%	23.21%	0.00%	$4,063,336	$0	$0	0	0.00%
Class V	December 31, '04	–11.58%	3.64%	11.00%	0.00%	$4,269,792	$0	$0	0	0.00%

[1]Calculated based on a $48.36 starting price for Class III Units and Class IV Units and a $45.19 starting price for Class V Units, dividend reinvestment on the dividend payment date using the closing price for that date, and an ending price based on an average of the volume weighted average trading price for the 20 trading days immediately preceding the end of the period.
[2]Outperformance Return multiplied by Average Market Capitalization.
[3]Outperformance Stockholder Value Added multiplied by 5%.

AIMCO has additional dilutive securities, which include options, warrants, convertible preferred securities and convertible debt securities. The following table presents the total number of shares of Common Stock that would be outstanding if all dilutive securities were converted or exercised (not all of which are included in the fully diluted share count) as of December 31, 2002:

Type of Security	As of December 31, 2002
Common Stock	93,769,996
Common OP Units and equivalents	12,061,259
Vested options and warrants	4,505,561
Convertible preferred stock	7,621,570
Convertible preferred OP Units	3,409,248
Convertible debt securities	305,783
Total	**121,673,417**

NOTE 21 – TRANSACTIONS WITH AFFILIATES

The Company earns revenue from unconsolidated real estate partnerships in which the Company is the general partner and has a 21% average ownership interest and earns fees from consolidated real estate partnerships. These revenues include property management services, partnership and asset management services, transactional services such as refinancing, construction supervisory and disposition services. Also, the Company is reimbursed for its costs in connection with the management of the unconsolidated real estate partnerships. Fees earned for these services for the years ended December 31, 2002, 2001 and 2000 were $87.2 million, $128.8 million and $137.3 million, respectively, and include fees earned by the previously unconsolidated subsidiaries in 2000. The total accounts receivable due from affiliates was $47.1 million, net of allowance for doubtful accounts of $4.1 million, at December 31, 2002, and $35.3 million, net of allowance for doubtful accounts of $5.6 million at December 31, 2001.

Additionally, the Company earns interest income on notes from unconsolidated and consolidated real estate partnerships, in which the Company is the general partner and holds either par value or discounted notes. Interest income earned on par value notes totaled $26.6 million, $26.0 million, and $25.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. Accretion income earned on discounted notes totaled $36.8 million, $9.9 million, and $26.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. See Note 7 for additional information on notes receivable primarily from unconsolidated real estate partnerships.

The accounts receivable and notes receivable from affiliates due from consolidated real estate partnerships are fully eliminated in the consolidated balance sheets. The income from services and interest income earned on notes from consolidated real estate partnerships is eliminated in the consolidated statements of income to the extent of the Company's ownership. Any intercompany profits on income earned from unconsolidated real estate partnerships is eliminated in the consolidated statements of income to the extent of the Company's ownership.

NOTE 22 – EMPLOYEE BENEFIT PLANS

The Company offers medical, dental, life and short-term and long-term disability benefits to employees of the Company through insurance coverage of Company-sponsored plans. The medical and dental plans are self-funded and are administered by independent third parties. In addition, the Company also participates in a 401(k) defined-contribution employee savings plan. Employees who have completed six months of service are eligible to participate. The Company matches 50% to 100% of the participant's contributions to the plan up to a maximum of 6% of the participant's prior year compensation. The Company match percentage is based on employee tenure. The expense incurred by the Company totaled approximately $2.6 million, $2.8 million and $3.7 million in 2002, 2001 and 2000, respectively.

NOTE 23 – UNAUDITED SUMMARIZED CONSOLIDATED QUARTERLY INFORMATION AND SIGNIFICANT ADJUSTMENTS

Summarized unaudited consolidated quarterly information for 2002 and 2001 is provided below (amounts in thousands, except per share amounts).

	Quarter[1]			
Year Ended December 31, 2002	First	Second	Third	Fourth
Rental and other property revenues	$ 318,323	$ 347,748	$ 356,362	$ 383,251
Income from property operations	199,391	208,912	209,558	226,411
Management fees and other income primarily from affiliates	22,617	25,675	24,036	28,222
Income from investment management business	4,497	6,367	751	6,647
Income from continuing operations	59,730	64,322	44,299	6,832
Income (loss) from discontinued operations	10,329	(18,289)	2,046	(223)
Net income	70,059	46,033	46,345	6,609
Earnings (loss) per common share – basic:				
Income (loss) from continuing operations (net of preferred dividends)	$ 0.46	$ 0.48	$ 0.24	$ (0.17)
Net income (loss) attributable to common stockholders	$ 0.59	$ 0.26	$ 0.26	$ (0.17)
Earnings (loss) per common share – diluted:				
Income (loss) from continuing operations (net of preferred dividends)	$ 0.45	$ 0.47	$ 0.24	$ (0.17)
Net income (loss) attributable to common stockholders	$ 0.58	$ 0.26	$ 0.26	$ (0.17)
Weighted average common shares outstanding	74,845	83,655	91,831	92,460
Weighted average common shares and common share equivalents outstanding	76,240	85,552	92,735	92,460

	Quarter[1]			
Year Ended December 31, 2001	First	Second	Third	Fourth
Rental and other property revenues	$ 304,408	$ 305,329	$ 305,438	$ 309,492
Income from property operations	194,276	186,838	196,251	181,581
Management fees and other income primarily from affiliates	36,857	35,084	46,728	39,698
Income from investment management business	5,773	8,291	9,833	3,694
Income from continuing operations	13,188	28,741	26,193	34,991
Income (loss) from discontinued operations	830	1,694	(82)	1,797
Net income	14,018	30,435	26,111	36,788
Earnings (loss) per common share – basic:				
Income (loss) from continuing operations (net of preferred dividends)	$ (0.08)	$ 0.09	$ 0.03	$ 0.14
Net income (loss) attributable to common stockholders	$ (0.07)	$ 0.11	$ 0.02	$ 0.16
Earnings (loss) per common share – diluted:				
Income (loss) from continuing operations (net of preferred dividends)	$ (0.08)	$ 0.09	$ 0.02	$ 0.14
Net income (loss) attributable to common stockholders	$ (0.07)	$ 0.11	$ 0.02	$ 0.16
Weighted average common shares outstanding	70,619	72,716	73,114	73,383
Weighted average common shares and common share equivalents outstanding	70,619	74,354	74,520	71,453

[1] Certain reclassifications have been made to 2002 and 2001 quarterly amounts to conform to the full year 2002 presentation, including certain eliminations of self-charged income, as well as the treatment of discontinued operations.

During the quarter ended December 31, 2002, the Company recorded in gain (loss) on dispositions of real estate a loss of $38.0 million. This $38.0 million loss resulted primarily from a change in estimate due to better insight into information related to the finalization of the recording of purchase price accounting to appropriate entities acquired in past acquisitions and the related historical estimation process in determining the carrying value of assets sold. The recognition of this amount in the current period is considered to be a change in estimate associated with the historical estimated gain or loss on the sale of these properties. In the prior quarters, the Company recognized a gain of approximately $10.0 million related to this same change in estimate, resulting in a total change in estimate for the year ended December 31, 2002 of $28.0 million. The recognition of this change in estimate resulted in a decrease in basic and diluted earnings per share of $0.28 for the year ended December 31, 2002.

During the quarter ended December 31, 2001, the Company recorded the following adjustments affecting previous quarters. These adjustments, in total, did not have an overall material impact on net income for any one quarter.

Adjustment	Income (Expense) (in thousands)
Interest expense	$10,598
Capitalized costs	4,629
Distributions to minority partners in excess of income	(9,207)
Insurance claim losses	(4,016)
Interest and other income	(3,400)
Depreciation and amortization expense	(3,202)
Health insurance	(1,950)
Other	(1,282)
Net expense	(7,830)
Minority interest share	1,018
Impact on net income for the quarter ended December 31, 2001	$ (6,812)

NOTE 24 – INDUSTRY SEGMENTS

The Company has two reportable segments: real estate (owning and operating apartments); and investment management business (providing, to third parties and affiliates, services relating to the apartment business). The Company owns and operates apartment communities throughout the United States and Puerto Rico that generate rental and other property related income through the leasing of apartment units to a diverse base of residents. The Company separately evaluates the performance of each of its apartment communities. However, because each of its apartment communities has similar economic characteristics, the apartment communities have been aggregated into a single apartment communities, or real estate, segment. The Company considers disclosure of different components of the multifamily housing business to be useful. All real estate revenues are from external customers and no revenues are generated from transactions with other segments. A significant portion of the revenues earned in the investment management business are from transactions with affiliates in the real estate segment. In 2002, the Company formed Aimco Capital to integrate affordable property operations within its real estate segment, and asset management and transaction activities within its investment management business.

No single resident or related group of residents contributed 10% or more of total revenues during the years ended December 31, 2002, 2001 or 2000. The Company also manages apartment properties and provides other services for third parties and affiliates through its investment management business segment. As disclosed, a significant portion of the revenues of the investment management business is from affiliates.

A performance measure the Company uses for each segment is its contribution to free cash flow ("Free Cash Flow" or "FCF"). The Company defines Free Cash Flow as net operating income less the capital spending required to maintain and improve the related assets. Free Cash Flow measures profitability prior to the cost of capital. Other performance measures the Company uses include funds from operations, adjusted funds from operations and earnings before structural depreciation. The Company deducts Capital Replacement spending to arrive at Free Cash Flow and adjusted funds from operations. In addition, beginning in the second quarter of 2002, the Company began deducting Capital Enhancement spending. This additional deduction is reflected on a prospective basis. Certain reclassifications have been made to 2001 and 2000 amounts to conform to the 2002 presentation. These reclassifications primarily represent presentation changes related to discontinued operations resulting from the adoption of SFAS 144 in 2002.

The following tables present the contribution (separated between consolidated and unconsolidated activity) to the Company's Free Cash Flow for the years ended December 31, 2002, 2001 and 2000, from these segments, and a reconciliation of Free Cash Flow to funds from operations, funds from operations less actual spending for Capital Replacements and Capital Enhancements, and net income (in thousands, except equivalent units (ownership effected) and monthly rents):

Free Cash Flow from Business Components

For the Years Ended December 31, 2002, 2001 and 2000

(In thousands, except unit data)	2002			
	Consolidated	Unconsolidated	Total	%
REAL ESTATE				
Conventional				
Average monthly rent greater than $1,200 per unit (equivalent units of 8,464, 4,589 and 2,303 for 2002, 2001 and 2000)	$ 82,986	$ 3,630	$ 86,616	10.8%
Average monthly rent $1,000 to $1,200 per unit (equivalent units of 6,789, 4,484 and 2,532 for 2002, 2001 and 2000)	53,722	2,880	56,602	7.1%
Average monthly rent $900 to $1,000 per unit (equivalent units of 11,900, 9,068 and 4,832 for 2002, 2001 and 2000)	90,610	3,153	93,763	11.7%
Average monthly rent $800 to $900 per unit (equivalent units of 12,635, 12,680, and 6,851 for 2002, 2001 and 2000)	79,742	2,334	82,076	10.2%
Average monthly rent $700 to $800 per unit (equivalent units of 19,555, 18,763, and 10,608 for 2002, 2001 and 2000)	95,816	6,296	102,112	12.7%
Average monthly rent $600 to $700 per unit (equivalent units of 34,718, 36,556, and 30,422 for 2002, 2001 and 2000)	139,478	11,861	151,339	18.9%
Average monthly rent $500 to $600 per unit (equivalent units of 37,971, 37,701, and 40,529 for 2002, 2001 and 2000)	121,294	10,135	131,429	16.4%
Average monthly rent less than $500 per unit (equivalent units of 19,832, 17,267, and 21,455 for 2002, 2001 and 2000)	35,979	1,105	37,084	4.6%
Subtotal conventional real estate contribution to Free Cash Flow	699,627	41,394	741,021	92.4%
Affordable (equivalent units of 21,225, 13,169, and 14,179 for 2002, 2001 and 2000)	49,856	20,699	70,555	8.8%
College housing (average rent of $610, $581 and $662 per month for 2002, 2001 and 2000) (equivalent units of 2,841, 3,021, and 2,860 for 2002, 2001 and 2000)	12,390	281	12,671	1.6%
Other real estate	3,536	106	3,642	0.5%
Minority interest	(82,025)	—	(82,025)	(10.3%)
Total real estate contribution to Free Cash Flow	683,384[1]	62,480	745,864	93.0%
INVESTMENT MANAGEMENT BUSINESS				
Management contracts (property and asset management)				
Controlled Properties	16,996	—	16,996	2.1%
Third party with terms in excess of one year	2,364	—	2,364	0.3%
Third party cancelable in 30 days	1,049	—	1,049	0.1%
Insurance operations	(7,021)	—	(7,021)	(0.8%)
Investment management business contribution to Free Cash Flow before activity based fees	13,388	—	13,388	1.7%
Activity based fees	8,900	—	8,900	1.1%
Total investment management business contribution to Free Cash Flow	22,288[2]	—	22,288	2.8%
INTEREST AND OTHER INCOME				
Transactional income	44,539	—	44,539	5.6%
General partner loan interest	26,584	—	26,584	3.3%
Money market and interest bearing accounts	2,571	—	2,571	0.3%
Total interest and other income contribution to Free Cash Flow	73,694	—	73,694	9.2%
General and administrative expenses	(20,344)	—	(20,344)	(2.5%)
Other expenses	(10,200)	—	(10,200)	(1.3%)
Provision for losses on accounts, fees and notes receivable	(9,006)	—	(9,006)	(1.2%)
FREE CASH FLOW (FCF)[4]	**$ 739,816**	**$ 62,480**	**$ 802,296**	**100.0%**

2001				2000			
Consolidated	Unconsolidated	Total	%	Consolidated	Unconsolidated	Total	%
$ 42,269	$ 5,674	$ 47,943	6.1%	$ 19,842	$ 5,075	$ 24,917	3.7%
43,709	3,145	46,854	6.0%	24,494	5,511	30,005	4.4%
76,075	2,662	78,737	10.0%	25,448	3,281	28,729	4.3%
90,672	4,986	95,658	12.2%	58,797	3,035	61,832	9.2%
95,862	8,842	104,704	13.4%	60,197	10,660	70,857	10.5%
169,790	14,706	184,496	23.5%	135,860	20,694	156,554	23.2%
124,565	12,458	137,023	17.5%	139,367	19,094	158,461	23.5%
35,065	2,297	37,362	4.8%	50,658	5,613	56,271	8.3%
678,007	54,770	732,777	93.5%	514,663	72,963	587,626	87.1%
17,360	26,096	43,456	5.5%	21,343	30,133	51,476	7.6%
12,741	393	13,134	1.7%	12,777	997	13,774	2.0%
658	460	1,118	0.1%	4,424	6,478	10,902	1.6%
(89,783)	—	(89,783)	(11.4%)	(87,890)	—	(87,890)	(12.9%)
618,983[1]	81,719	700,702	89.4%	465,317[1]	110,571	575,888	85.4%
34,664	—	34,664	4.4%	16,182	14,233	30,415	4.5%
1,758	—	1,758	0.2%	—	7,839	7,839	1.2%
2,459	—	2,459	0.3%	—	2,700	2,700	0.4%
(6,343)	—	(6,343)	(0.8%)	—	—	—	0.0%
32,538	—	32,538	4.1%	16,182	24,772	40,954	6.1%
13,782	—	13,782	1.8%	6,311	1,127	7,438	1.1%
46,320[2]	—	46,320	5.9%	22,493[2]	25,899	48,392	7.2%
36,039	—	36,039	4.6%	26,409	—	26,409	3.9%
25,995	—	25,995	3.3%	23,205	2,442	25,647	3.8%
6,383	—	6,383	0.8%	16,349	—	16,349	2.4%
68,417	—	68,417	8.7%	65,963	2,442	68,405	10.1%
(18,530)	—	(18,530)	(2.4%)	(18,123)	—	(18,123)	(2.7%)
(6,400)	—	(6,400)	(0.8%)	—	—	—	0.0%
(6,646)	—	(6,646)	(0.8%)	—	—	—	0.0%
$ 702,144	**$ 81,719**	**$ 783,863**	**100.0%**	**$ 535,650**	**$ 138,912**	**$ 674,562**	**100.0%**

Free Cash Flow from Business Components
For the Years Ended December 31, 2002, 2001 and 2000

(in thousands, except per share data)	2002		
	Consolidated	Unconsolidated	Total
FREE CASH FLOW (FCF)[4]	$ 739,816	$ 62,480	$ 802,296
Cost of Senior Capital - Interest expense:			
Secured debt – Long-term, fixed rate	(297,915)	(39,397)	(337,312)
Secured debt – Long-term, variable rate (principally tax-exempt)	(20,541)	(2,020)	(22,561)
Secured debt – Short-term	(14,300)	—	(14,300)
Lines of credit and other unsecured debt	(22,626)	—	(22,626)
Interest expense on mandatorily redeemable convertible preferred securities	(1,161)	—	(1,161)
Interest capitalized	16,806	1,185	17,991
Total interest expense before minority interest	(339,737)	(40,232)	(379,969)
Minority interest share of interest expense	38,962	—	38,962
Total interest expense after minority interest	(300,775)	(40,232)	(341,007)
Distributions on preferred OP units	(10,874)	—	(10,874)
Dividends on preferred securities owned by minority interest	(98)	—	(98)
Dividends on preferred stock	(93,558)	—	(93,558)
Total dividends/distributions on preferred OP units and securities	(104,530)	—	(104,530)
Non-structural depreciation, net of Capital Replacements/Enhancements	34,705	6,899	41,604
Amortization of intangibles	(4,026)	—	(4,026)
Gain (loss) on dispositions of real estate	(27,902)	—	(27,902)
Income (loss) from discontinued operations	(6,137)	—	(6,137)
Deferred income tax benefit	—	—	—
Earnings Before Structural Depreciation (EBSD)[4]	331,151	29,147	360,298
Structural depreciation, net of minority interest	(216,344)	(28,453)	(244,797)
Distributions to minority partners in excess of income	(26,979)	—	(26,979)
Net income (loss) attributable to common OP Unitholders and stockholders	87,828	694[3]	88,522
(Gain) loss on dispositions of real estate	27,902	—	27,902
Discontinued operations:			
Loss on disposals, net of minority interest	8,958	—	8,958
Depreciation, net of minority interest	10,403	—	10,403
Distributions to minority partners in excess of income	1,321	—	1,321
Income tax arising from disposals	2,507	—	2,507
Gain on disposition of land	—	—	—
Structural depreciation, net of minority interest	216,344	28,453	244,797
Distributions to minority partners in excess of income	26,979	—	26,979
Non-structural depreciation, net of minority interest	44,163	5,091	49,254
Amortization of intangibles	4,026	—	4,026
Deferred income tax benefit	—	—	—
Funds From Operations (FFO)[4]	**430,431**	**34,238**	**464,669**
Capital Replacements	(71,714)	(11,168)	(82,882)
Capital Enhancements	(7,149)	(823)	(7,972)
Adjusted Funds From Operations (AFFO)[4]	**$351,568**	**$ 22,247**	**$373,815**

	Earnings	Shares/Units	Earnings Per Share/Unit
EBSD			
Basic	$ 360,298	98,093	
Diluted	405,619	116,089	
Net Income			
Basic	88,522	98,093	$ 0.90
Diluted	88,522	99,168	$ 0.89
FFO			
Basic	464,669	98,093	
Diluted	509,990	110,015	
AFFO			
Basic	373,815	98,093	
Diluted	399,600	105,856	
Operating Earnings			
Basic	149,540	98,093	
Diluted	149,540	99,168	

2001			2000		
Consolidated	Unconsolidated	Total	Consolidated	Unconsolidated	Total
$ 702,144	$ 81,719	$ 783,863	$ 535,650	$ 138,912	$ 674,562
(257,442)	(45,851)	(303,293)	(218,025)	(48,441)	(266,466)
(24,219)	(4,458)	(28,677)	(952)	(13,381)	(14,333)
(10,088)	(62)	(10,150)	(10,384)	(1,697)	(12,081)
(20,366)	(2)	(20,368)	(31,796)	(2,698)	(34,494)
(1,568)	—	(1,568)	(8,869)	—	(8,869)
16,176	591	16,767	9,893	249	10,142
(297,507)	(49,782)	(347,289)	(260,133)	(65,968)	(326,101)
43,911	—	43,911	56,616	—	56,616
(253,596)	(49,782)	(303,378)	(203,517)	(65,968)	(269,485)
(9,803)	—	(9,803)	(7,020)	—	(7,020)
(2,712)	—	(2,712)	(2,718)	—	(2,718)
(90,331)	—	(90,331)	(63,183)	—	(63,183)
(102,846)	—	(102,846)	(72,921)	—	(72,921)
(3,480)	(346)	(3,826)	(20,839)	(1,885)	(22,724)
(18,729)	—	(18,729)	(6,698)	(5,370)	(12,068)
17,394	—	17,394	26,335	—	26,335
4,239	—	4,239	4,355	—	4,355
—	—	—	—	(154)	(154)
345,126	31,591	376,717	262,365	65,535	327,900
(262,445)	(48,253)	(310,698)	(203,804)	(60,207)	(264,011)
(46,359)	—	(46,359)	(24,375)	—	(24,375)
36,322	(16,662)[3]	19,660	34,186	5,328[3]	39,514
(17,394)	—	(17,394)	(26,335)	—	(26,335)
—	—	—	—	—	—
16,948	—	16,948	9,997	—	9,997
1,342	—	1,342	—	—	—
—	—	—	—	—	—
3,843	—	3,843	—	—	—
262,445	48,253	310,698	203,804	60,207	264,011
46,359	—	46,359	24,375	—	24,375
53,656	9,253	62,909	53,113	9,981	63,094
18,729	—	18,729	6,698	5,370	12,068
3,202	—	3,202	—	154	154
425,452	**40,844**	**466,296**	**305,838**	**81,040**	**386,878**
(50,180)	(8,907)	(59,087)	(32,268)	(8,099)	(40,367)
—	—	—	—	—	—
$375,272	**$ 31,937**	**$407,209**	**$273,570**	**$ 72,941**	**$346,511**

Earnings	Shares/Units	Earnings Per Share/Unit	Earnings	Shares/Units	Earnings Per Share/Unit
$ 376,717	83,770		$ 327,900	75,183	
442,672	102,147		380,852	91,506	
19,660	83,770	$ 0.23	39,514	75,183	$ 0.53
19,660	84,960	$ 0.23	39,514	76,198	$ 0.52
466,296	83,770		386,878	75,183	
532,251	102,147		439,830	91,506	
407,209	83,770		346,511	75,183	
473,164	102,147		399,463	91,506	
44,386	83,770		33,199	75,183	
44,386	84,960		33,199	76,198	

[1] Reconciliation of total consolidated real estate contribution to Free Cash Flow to consolidated rental and other property revenues (in thousands):

	2002	2001	2000
Consolidated real estate contribution to Free Cash Flow	$ 683,384	$ 618,983	$ 465,317
Plus: Minority interest	82,025	89,783	87,890
Plus: Capital Replacements	71,714	50,180	32,268
Plus: Capital Enhancements	7,149	—	—
Plus: Property operating expenses	561,412	465,721	413,077
Rental and other property revenues	**$ 1,405,684**	**$ 1,224,667**	**$ 998,552**

[2] Reconciliation of total investment management business contribution to Free Cash Flow to consolidated management fees and other income primarily from affiliates (in thousands):

	2002	2001	2000
Consolidated investment management business contribution to Free Cash Flow	$ 22,288	$ 46,320	$ 22,493
Plus: Management and other expenses	78,262	112,047	11,137
Management fees and other income primarily from affiliates	**$ 100,550**	**$ 158,367**	**$ 33,630**

[3] Reconciliation of unconsolidated net income (loss) attributable to common OP Unitholders and stockholders to equity in earnings (losses) of unconsolidated real estate partnerships and equity in losses of unconsolidated subsidiaries (in thousands):

	2002	2001	2000
Equity in losses of unconsolidated subsidiaries	$ —	$ —	$ (2,290)
Equity in earnings (losses) of unconsolidated real estate partnerships	694	(16,662)	7,618
Unconsolidated net income (loss) attributable to common OP Unitholders and stockholders	**$ 694**	**$ (16,662)**	**$ 5,328**

[4] The Company uses Free Cash Flow, Earnings Before Structural Depreciation, Funds From Operations, and Adjusted Funds From Operations as performance measurement standards. These should not be considered alternatives to net income or net cash flow from operating activities, as determined in accordance with generally accepted accounting principles ("GAAP"), or as an indication of its performance or as a measure of liquidity.

- "Free Cash Flow" or "FCF" is defined by the Company as net operating income less the Capital Replacement spending required to maintain, and the Capital Enhancement spending made to improve, the related assets. FCF measures profitability prior to the cost of capital.
- "Earnings Before Structural Depreciation" or "EBSD" is defined by the Company as net income (loss), determined in accordance with GAAP, plus "structural depreciation," (i.e., depreciation of buildings and land improvements whose useful lives exceed 20 years).
- "Funds From Operations" or "FFO" is defined by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") as net income (loss), computed in accordance with GAAP, excluding gains and losses from extraordinary items and disposals from discontinued operations, net of related income taxes, plus real estate related depreciation and amortization (excluding amortization of financing costs), including depreciation for unconsolidated partnerships, joint ventures and discontinued operations. The Company calculates FFO based on the NAREIT definition, as further adjusted for minority interest in the AIMCO Operating Partnership, plus amortization of intangibles, plus distributions to minority partners in excess of income and less dividends on preferred stock. The Company calculates FFO (diluted) by adding back the interest expense and preferred dividends relating to convertible securities whose conversion is dilutive to FFO. The Company's basis for computing FFO may not be comparable with that of other real estate investment trusts.
- "Adjusted Funds From Operations" or "AFFO" is defined by the Company as FFO less Capital Replacement spending and, for 2002 and subsequent periods, Capital Enhancement spending. Capital Replacement spending was equal to $478 per unit for the year ended December 31, 2002, $367 per unit for the year ended December 31, 2001, and $300 per unit for the year ended December 31, 2000. Capital Enhancement spending was equal to $46 per unit for the year ended December 31, 2002. In the year ended December 31, 2002, $8.0 million in Capital Enhancement spending was deducted to arrive at AFFO. In 2001 and 2000 Capital Enhancement spending was not deducted to arrive at AFFO.

Reconciliation of FCF, EBSD, FFO and AFFO to Net Income (in thousands):

For the Year Ended December 31, 2002	FCF	EBSD	FFO	AFFO
Amount per Free Cash Flow schedule above	$ 802,296	$ 360,298	$ 464,669	$ 373,815
Total interest expense after minority interest	(341,007)	—	—	—
Dividends on preferred securities owned by minority interest	(94)	—	—	—
Dividends on preferred OP Units	—	10,874	10,874	10,874
Dividends on preferred stock	—	93,558	93,558	93,558
Structural depreciation, net of minority interest	(244,797)	(244,797)	(244,797)	(244,797)
Non-structural depreciation, net of minority interest	(49,254)	—	(49,254)	(49,254)
Distributions to minority partners in excess of income	(26,979)	(26,979)	(26,979)	(26,979)
Discontinued Operations:				
Loss from operations	(6,137)	—	—	—
Loss on disposals	—	—	(8,958)	(8,958)
Depreciation, net of minority interest	—	—	(10,403)	(10,403)
Distributions to minority partners in excess of income	—	—	(1,321)	(1,321)
Income tax expense arising from disposals	—	—	(2,507)	(2,507)
Capital Replacements	82,882	—	—	82,882
Capital Enhancements	7,972	—	—	7,972
Amortization of intangibles	(4,026)	—	(4,026)	(4,026)
Gain on disposition of real estate	(27,902)	—	(27,902)	(27,902)
Minority interest in the AIMCO Operating Partnership	(23,908)	(23,908)	(23,908)	(23,908)
Net income	**$ 169,046**	**$ 169,046**	**$ 169,046**	**$ 169,046**

For the Year Ended December 31, 2001	FCF	EBSD	FFO	AFFO
Amount per Free Cash Flow schedule above	$ 783,863	$ 376,717	$ 466,296	$ 407,209
Total interest expense after minority interest	(303,378)	—	—	—
Dividends on preferred securities owned by minority interest	(2,716)	—	—	—
Dividends on preferred OP Units	—	9,803	9,803	9,803
Dividends on preferred stock	—	90,331	90,331	90,331
Structural depreciation, net of minority interest	(310,698)	(310,698)	(310,698)	(310,698)
Non-structural depreciation, net of minority interest	(62,909)	—	(62,909)	(62,909)
Distributions to minority partners in excess of income	(46,359)	(46,359)	(46,359)	(46,359) 59
Discontinued Operations:				
Income from operations	4,239	—	—	—
Depreciation, net of minority interest	—	—	(16,948)	(16,948)
Distributions to minority partners in excess of income	—	—	(1,342)	(1,342)
Capital Replacements	59,087	—	—	59,087
Amortization of intangibles	(18,729)	—	(18,729)	(18,729)
Gain on dispositions of real estate	17,394	—	17,394	17,394
Gain on disposition of land	—	—	(3,843)	(3,843)
Income tax arising from disposition of real estate property	—	—	(3,202)	(3,202)
Minority interest in the AIMCO Operating Partnership	(12,442)	(12,442)	(12,442)	(12,442)
Net income	**$ 107,352**	**$ 107,352**	**$ 107,352**	**$ 107,352**

For the Year Ended December 31, 2000	FCF	EBSD	FFO	AFFO
Amount per Free Cash Flow schedule above	$ 674,562	$ 327,900	$ 386,878	$ 346,511
Total interest expense after minority interest	(269,485)	—	—	—
Dividends on preferred securities owned by minority interest	(2,715)	—	—	—
Dividends on preferred OP Units	—	7,020	7,020	7,020
Dividends on preferred stock	—	63,183	63,183	63,183
Structural depreciation, net of minority interest	(264,011)	(264,011)	(264,011)	(264,011)
Non-structural depreciation, net of minority interest	(63,094)	—	(63,094)	(63,094)
Distributions to minority partners in excess of income	(24,375)	(24,375)	(24,375)	(24,375)
Discontinued Operations:				
Income from operations	4,355	—	—	—
Depreciation, net of minority interest	—	—	(9,997)	(9,997)
Capital Replacements	40,367	—	—	40,367
Amortization of intangibles	(12,068)	—	(12,068)	(12,068)
Gain on dispositions of real estate	26,335	—	26,335	26,335
Deferred income tax benefit	(154)	—	(154)	(154)
Minority interest in the AIMCO Operating Partnership	(10,539)	(10,539)	(10,539)	(10,539)
Net income	**$ 99,178**	**$ 99,178**	**$ 99,178**	**$ 99,178**

ASSETS (in thousands):

	December 31, 2002	December 31, 2001	December 31, 2000
Total assets for reportable segments[1]	$ 10,020,551	$ 7,926,764	$ 7,300,226
Corporate and other assets	296,050	373,908	399,648
Total consolidated assets	**$10,316,601**	**$8,300,672**	**$7,699,874**

[1] Assets associated with the investment management business are immaterial, and are therefore included in total assets for reportable segments.

NOTE 25 – INCOME TAXES

As discussed in Note 6, prior to January 1, 2001, the taxable REIT subsidiaries were not consolidated and therefore the associated income tax expense and related liabilities were included in the equity in earnings (losses) of unconsolidated subsidiaries and investment in unconsolidated subsidiaries, respectively.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities of the taxable REIT subsidiaries for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

	December 31, 2002	December 31, 2001
Deferred tax liabilities:		
Partnership differences	$ 48,773	$ 69,036
Bad debt reserves	6,215	1,526
Depreciation of fixed assets	8,801	9,165
Total deferred tax liabilities	**$ 63,789**	**$ 79,727**
Deferred tax assets:		
Net operating and capital loss carryforward	$ 16,700	$ 34,813
Receivables	6,264	6,264
Accrued expenses	—	3,500
Compensation and benefits	78	78
Section 197 intangibles	1,622	2,865
Accrued liabilities	8,080	8,080
Accrued interest expense	1,772	2,941
AMT credits	1,231	1,231
Other	21	23
Total deferred tax assets	35,768	59,795
Valuation allowance for deferred tax assets	(8,659)	(16,416)
Deferred tax assets, net of valuation allowance	27,109	43,379
Net deferred tax (liabilities) assets	**$(36,680)**	**$(36,348)**

60

Significant components of the provision (benefit) for income taxes are as follows and classified with management and other expenses in the Company's statement of income for 2002 and 2001 (in thousands):

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Current:			
Federal	$ (302)	$ 1,177	$ 963
State	1,686	135	—
Total current	1,384	1,312	963
Deferred:			
Federal	(175)	(2,978)	372
State	(1,640)	(341)	44
Total deferred	(1,815)	(3,319)	416
	$ (431)	**$ (2,007)**	**$ 1,379**

Consolidated income (loss) subject to tax is $7,171,000 for 2002, $(4,851,000) for 2001, and $4,694,000 for 2000. The reconciliation of income tax attributable to continuing operations computed at the U.S. statutory rate to income tax expense (benefit) is shown below (dollars in thousands):

	Year Ended December 31, 2002		Year Ended December 31, 2001		Year Ended December 31, 2000	
	Amount	Percent	Amount	Percent	Amount	Percent
Tax at U.S. statutory rates on consolidated income (loss) subject to tax	$ 2,510	35.0%	$ (1,699)	35.0%	$ 1,643	35.0%
State income tax, net of Federal tax benefit	46	0.7%	(206)	4.2%	275	5.9%
Effect of permanent differences	4,143	62.2%	(276)	5.7%	117	2.5%
Increase (decrease) valuation allowance	(7,130)	(103.9%)	174	(3.5%)	(656)	(14.0%)
	$ (431)	(6.0%)	$ (2,007)	41.4%	$ 1,379	29.4%

Income taxes paid totaled $1,189,000, $819,000, and $117,000 in the years ended December 31, 2002, 2001 and 2000, respectively.

At December 31, 2002, the Company had net operating loss carryforwards (NOLs) of approximately $42.3 million for income tax purposes that expire in years 2012 to 2021. Subject to some limitations, the NOL carryover may be used to offset all or a portion of taxable income generated by the taxable REIT subsidiaries.

NOTE 26 – TRANSFERS OF FINANCIAL ASSETS

In 2001, the Company sold certain tax-exempt bond receivables acquired in connection with its acquisition of OTEF (see Note 4) to an unrelated third party at a discount to their face amount and retained a residual interest in the sold bonds. The fair value of the Company's retained residual interests were based on the future cash flows from the bonds. Gain or loss on sale of the tax-exempt bonds depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained residual interests based on their relative fair value at the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained residual interests, so the Company generally estimates fair value of the retained residual interests based on the present value of future expected cash flows of the bonds, which are derived from the underlying properties' operations. The fair value of both the retained residual interests and the bonds, based on the underlying properties that secure the bonds, were estimated using managements' best estimates of the key assumptions - capitalization rates and discount rates commensurate with the risks involved. The total fair value of the retained residual interests did not exceed the face amount of the bonds, less the sales price of the bonds, including any cash gains recognized upon the sale of the bonds.

Key economic assumptions used in measuring the fair value of retained residual interests at the date of the sale were as follows:

	2001 Tax-Exempt Bonds
Face value of bonds	$283.9 million
Sales price of bonds	$257.8 million
Fair value of retained residual interests	$19.6 million
Capitalization rates on the underlying properties	7.7% - 9.35%
Impact on fair value of 10% adverse change in the fair value of the underlying properties	None
Impact on fair value of 20% adverse change in the fair value of the underlying properties	$5.8 million decrease

In 2001, the Company received net proceeds of approximately $253.3 million and recognized gains of $26.1 million on the sale and retained residual interests of these tax-exempt bonds. All gains and losses have been realized and were determined on the specific identification method and are reflected in interest and other income.

In 2002, the Company received net proceeds of approximately $27.3 million and recognized gains of $7.7 million in connection with the sale of certain assets, as well as additional proceeds received from the refinancing of the tax-exempt bonds of the underlying properties, and as a result the Company's retained residual interests aggregating approximately $27.0 million were collected.

NOTE 27 – DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). SFAS 144 establishes criteria beyond that previously specified in Statement of Financial Accounting Standard No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* ("SFAS 121"), to determine when a long-lived asset is classified as held for sale, and it provides a single accounting model for the disposal of long-lived assets. SFAS 144 was effective beginning January 1, 2002. Due to the adoption of SFAS 144, the Company now reports as discontinued operations real estate assets held for sale (as defined by SFAS 144) and real estate assets sold in the current period. All results of these discontinued operations, less applicable income taxes, are included in a separate component of income on the consolidated statements of income under the heading "discontinued operations." This change has resulted in certain reclassifications of 2001 and 2000 financial statement amounts.

The components of income (loss) from operations related to discontinued operations for the years ended December 31, 2002, 2001 and 2000 are shown below. These include the results of operations through the date of each respective sale for sold properties and a full period of operations for those assets held for sale for the year ended December 31, 2002 and a full period of operations for the years ended December 31, 2001 and 2000 (dollars in thousands):

	2002	2001	2000
RENTAL PROPERTY OPERATIONS:			
Rental and other property revenues	$ 55,875	$ 73,097	$ 52,448
Property operating expense	(26,524)	(32,117)	(26,763)
Income from property operations	29,351	40,980	25,685
Depreciation of rental property	(11,296)	(18,579)	(11,137)
Interest expense	(10,889)	(18,353)	(9,693)
Interest and other income	121	176	278
Minority interest in consolidated real estate partnerships	(638)	1,357	(778)
Operating earnings	6,649	5,581	4,355
Loss on dispositions of real estate, net of minority interest	(8,958)	—	—
Distributions to minority partners in excess of income	(1,321)	(1,342)	—
Income tax arising from disposals	(2,507)	—	—
Income (loss) from discontinued operations	**$ (6,137)**	**$ 4,239**	**$ 4,355**

Included in the loss on dispositions of real estate was approximately $3.0 million of impairments, or initial write-downs of the assets, that were recorded at the time properties were classified as assets held for sale during 2002. The remainder of the loss on dispositions of real estate of approximately $6.0 million, net of minority interest, relates to the subsequent net loss recorded upon sale of the properties.

The Company is currently marketing for sale certain real estate properties that are inconsistent with its long-term investment strategies (as determined by management from time to time). The Company expects that all properties classified as held for sale will sell within one year from the date classified as held for sale. As of December 31, 2002, the Company classified as assets held for sale eight properties with an aggregate of 2,214 units and a net book value of $64.5 million. Other properties, both consolidated and unconsolidated, are being marketed for sale but are not accounted for as assets held for sale as they do not meet the criteria under SFAS 144. In addition, as required by SFAS 144, the $222.8 million of assets held for sale at December 31, 2001, represent 24 properties with 5,526 units that were classified as assets held for sale during 2002.

NOTE 28 - SUBSEQUENT EVENTS

Dividend Declared

On January 30, 2003, the Board of Directors declared a quarterly cash dividend of $0.82 per common share for the quarter ended December 31, 2002, paid on February 18, 2003, to stockholders of record on February 11, 2003. The dividend is equivalent to an annualized dividend rate of $3.28 per common share, which remained the same as the previous annual dividend rate.

Amendment of Credit Facility and Term Loan

On February 14, 2003, the Company and its lenders amended the revolving credit facility to provide for a $100 million increase, at the Company's option, in the available commitment to $500 million (such commitment in excess of $400 million is not available until it has been syndicated), reduced the minimum fixed charge coverage ratio from 1.60:1 to 1.50:1 through the maturity date and extend the maturity date one year to July 31, 2005. Upon the effective date of the amendment, the margin on LIBOR-based loans and base rate loans was amended to a range between 2.05% to 2.65% and .55% to 1.15%, respectively, based on the fixed charge coverage ratio. In addition, the Company and its lenders amended the Casden Loan with the same reduction in the fixed charge coverage ratio as stated above for the credit facility, through maturity, and to eliminate mandatory prepayments for the remainder of the term using proceeds from equity, sales or refinancing proceeds (except as such proceeds arise from transactions of the properties acquired in the Casden Merger).

Assets Held for Sale

Subsequent to December 31, 2002, an additional five properties with 1,226 units became classified as assets held for sale. At December 31, 2002, these assets had a net book value of $29.0 million with related liabilities of $20.6 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

The following discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the financial statements in this Annual Report. The following discussion of results of operations is based on net income calculated under accounting principles generally accepted in the United States, or GAAP. In addition to net income, we measure our economic profitability based on Funds From Operations, or FFO, less Capital Replacement and Capital Enhancement spending, which we refer to as Adjusted Funds From Operations, or AFFO. See the discussion of FFO and AFFO as supplemental measurements under the heading "Funds From Operations."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with GAAP, which require us to make estimates and assumptions. We believe that the following critical accounting policies, among others, involve our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment of Long-Lived Assets

Real estate and other long-lived assets are recorded at cost, less accumulated depreciation, unless considered impaired. If events or circumstances indicate that the carrying amount of a property may be impaired, we will make an assessment of its recoverability by estimating the undiscounted future cash flows, excluding interest charges, of the property. If the carrying amount exceeds the aggregate undiscounted future cash flows, we would recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the property.

Real estate investments are subject to varying degrees of risk. Several factors may adversely affect the economic performance and value of our real estate investments. These factors include:

- the general economic climate;
- competition from other apartment communities and other housing options;
- local conditions, such as an increase in unemployment or an increase in the supply of apartments, that might adversely affect apartment occupancy or rental rates;
- changes in governmental regulations and the related cost of compliance; and
- changes in market rental rates.

Any adverse changes in these factors could cause an impairment in our assets, including real estate and investments in unconsolidated real estate partnerships.

Notes Receivable and Interest Income Recognition

We generally recognize interest income earned from our investments in notes receivable when the collectibility of such amounts is both probable and estimable. The notes receivable were either extended by us and are carried at the face amount plus accrued interest ("par value notes") or were made by predecessors whose positions we acquired usually at a discount ("discounted notes").

We continue to assess the collectibility or impairment of each note on a periodic basis. Under the cost recovery method, we carry the discounted notes at the acquisition amount, less subsequent cash collections, until such time as collectibility of principal and interest is probable and the timing and amounts are estimable. Based upon closed or pending transactions (which include sales, refinancing, foreclosures and rights offerings), we have determined that certain notes are collectible for amounts greater than their carrying value. Accordingly, we are recognizing accretion income, on a prospective basis over the estimated remaining life of the loans, as the difference between the carrying value of the discounted notes and the estimated collectible value. If we had not been able to complete certain transactions, our accretion income would have decreased by $16.0 million for the year ended December 31, 2002. Accretion income recognized in any given period is based on the ability to complete transactions to monetize the notes receivable and the difference between the carrying value and the estimated collectible value of the notes; therefore, accretion income in future periods could vary and could result in lower accretion income than in prior periods.

Allowance for Losses on Notes Receivable

In estimating the collectibility of notes receivable, management's judgment is required in assessing the ultimate realization of these receivables including the current credit-worthiness of each borrower. Allowances are based on management's opinion of an amount that is adequate to absorb losses in the existing portfolio. The allowance for losses on notes receivable is established through a provision for loss based on management's evaluation of the risk inherent in the notes receivable portfolio, the composition of the portfolio, specific impaired notes receivable and current economic conditions. Such evaluation, which includes a review of notes receivable on which full collectibility may not be reasonably assured, considers among other matters, full realizable value or the fair value of the underlying collateral, economic conditions, historical loss experience, management's estimate of probable credit losses and other factors that warrant recognition in providing for an adequate allowance for losses on notes receivable. During the years ended December 31, 2002 and 2001, we identified and recorded $9.0 million and no losses on notes receivable, respectively. We will continue to monitor and assess these notes and changes in required reserves may occur in the future due to changes in the market environment.

Capitalized Costs

We capitalize direct and indirect costs (including salaries, interest, real estate taxes and other costs) incurred in connection with redevelopment, initial capital expenditures, Capital Enhancement and Capital Replacement activities. Indirect costs that do not relate to the above activities, including general and administrative expenses, are charged to expense as incurred. The amounts capitalized depend on the volume, timing and costs of such activities. As a result, changes in costs and activities may have a significant effect on our results of operations and cash flows if the costs being capitalized are not proportionately increased or reduced, as the case may be. Based on the level of capital spending during 2002, if capital activities had decreased during the year by 10%, we could have had additional operating expenses of between $2.5 million and $5.9 million. Additionally, if capital activities had increased during the year by 10%, we could have had lower operating expenses of between $2.5 million and $5.9 million. See further discussion under the heading "Capital Expenditures."

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2002 to the Year Ended December 31, 2001

Net Income

We recognized net income of $169.0 million, and net income attributable to common stockholders of $75.5 million, for the year ended December 31, 2002, compared to net income of $107.4 million, and net income attributable to common stockholders of $17.0 million, for the year ended December 31, 2001. Net income attributable to common stockholders represents net income less dividends accrued on preferred stock for that period.

The following paragraphs discuss the results of operations in detail.

Consolidated Rental Property Operations

Rental and other property revenues from our consolidated properties totaled $1,405.7 million for the year ended December 31, 2002, compared with $1,224.7 million for the year ended December 31, 2001, an increase of $181.0 million, or 14.8%. This increase in consolidated rental and other property revenues was principally a result of the following:

- $148.7 million of the increase related to operations of the properties acquired through three direct purchases in 2001, ten months of operations of the properties acquired through the Casden Merger and four months of operations of the properties acquired in the New England Properties Acquisition in 2002;
- $70.2 million of the increase related to the purchase of controlling interests in, and the subsequent consolidation of, real estate partnerships. These real estate partnerships included six properties that were first consolidated at the end of 2001, one property that was first consolidated in the second quarter of 2002, 27 properties that were first consolidated in the third quarter of 2002 and 56 properties that were first consolidated in the fourth quarter of 2002;
- $14.1 million of an offsetting decrease related to the disposition of 25 apartment properties in 2001 (results of 2002 dispositions were included in discontinued operations); and
- $8.6 million of an offsetting decrease related to a 0.70% decrease in same store revenues. See further discussion of same store results under the heading "Conventional Same Store Property Operating Results."

Property operating expenses for our consolidated properties, consisting of on-site payroll costs, utilities (net of reimbursements received from residents), contract services, property management fees, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance, totaled $561.4 million for the year ended December 31, 2002, compared with $465.7 million for the year ended December 31, 2001, an increase of $95.7 million or 20.5%. This increase in property operating expenses was principally a result of the following:

- $58.8 million of the increase related to operations of the properties acquired through three direct purchases in 2001, ten months of operations of properties acquired in the Casden Merger and four months of operations of the properties acquired in the New England Properties Acquisition in 2002;
- $36.4 million of the increase related to the purchase of controlling interests in, and the subsequent consolidation of, real estate partnerships. These real estate partnerships included six properties that were first consolidated at the end of 2001, one property that was first consolidated in the second quarter of 2002, 27 properties that were first consolidated in the third quarter of 2002 and 56 properties that were first consolidated in the fourth quarter of 2002;
- $4.3 million of the increase related to a 0.90% increase in same store operating expense. See further discussion of same store results under the heading "Conventional Same Store Property Operating Results;"
- $3.1 million of the increase was related to properties in the redevelopment portfolio becoming ready for their intended use, and as a result certain operating expenses are no longer being capitalized; and

- $8.8 million of an offsetting decrease related to the disposition of 25 apartment properties in 2001 (results of 2002 dispositions were included in discontinued operations).

Consolidated Investment Management Business
Income from the consolidated investment management business, which is primarily earned from unconsolidated real estate partnerships and the minority interest share of consolidated real estate partnerships, for which we are the general partner, was $18.3 million for the year ended December 31, 2002, compared to $27.6 million for the year ended December 31, 2001, a decrease of $9.3 million or 33.7%. This decrease in income from the consolidated investment management business was principally a result of the following:

- $13.2 million of the decrease related to reduced fees billed for construction supervisory management services in 2002. These fees were calculated and billed to the real estate partnerships based on a percentage of volume of construction activities. In addition, lower costs were incurred and therefore lower billings occurred as a result of the ongoing management initiative to contain costs;
- $7.3 million of the decrease related to an increase in insurance costs in the property hazard program. These increased costs were the result of historical claim losses from prior years;
- $5.5 million of the decrease related to increased ownership in and number of consolidated real estate partnerships, which results in an additional elimination of management fee income and the associated property operating expense;
- $4.5 million of the decrease related to a net reduction in fees including: $6.9 million decrease in refinancing and disposition fees, due to decreased refinancing transactions (28 in 2002 compared to 59 in 2001) resulting in lower fees earned; and $7.7 million decrease in fees earned for services provided to third parties due to a planned reduction in third party asset management. This decrease was offset by a $10.1 million increase in asset management and developer fees related to the NAPICO acquisition in 2002;
- $2.5 million of the decrease related to additional depreciation expense related primarily to the new site solutions hardware and software purchases in late 2001 and early 2002;
- $14.7 million of an offsetting increase related to the reduced amortization of intangibles, of which $6.8 million was due to property management and asset management contract intangibles that were fully amortized in 2001, and $7.9 million was attributable to the elimination of goodwill amortization in accordance with the adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"); and
- $9.3 million of an offsetting increase related to lower compensation and health insurance expense resulting from a change in plan administrator and a reduction in work force, in part due to planned reduction in third party property management and management cost reduction initiatives.

Consolidated General and Administrative Expenses
Consolidated general and administrative expenses of $20.3 million for the year ended December 31, 2002 increased by $1.8 million from the $18.5 million of such expenses for the year ended December 31, 2001. This increase was principally a result of increased professional fees, primarily incurred in connection with the evaluation of the loan receivable portfolio.

Consolidated Other Expenses
Consolidated other expenses were $10.2 million for the year ended December 31, 2002 compared to $6.4 million for the year ended December 31, 2001. In 2002, these expenses included the following:

- $3.1 million related to payments in settlement of claims asserted against us, including litigation and arbitration;
- $2.2 million related to the write-off of costs related to potential acquisitions that were not completed;
- $0.9 million was primarily related to severance and hiring costs, and costs associated with the transition of certain accounting functions from Greenville, South Carolina to our headquarters in Denver, Colorado; and
- $4.0 million related to personnel costs associated with annual compensation.

In 2001, we incurred $6.4 million of other expenses comprised of consulting fees paid to a specialized third party vendor in connection with a systematic and comprehensive effort to improve our business processes and financial controls.

Consolidated Provision for Losses on Accounts, Fees and Notes Receivable
Consolidated provision for losses on accounts, fees and notes receivable was $9.0 million for the year ended December 31, 2002, compared to $6.6 million for the year ended December 31, 2001. In 2002, all $9.0 million related to provision for losses on notes receivable, which provision was determined based on our review in 2002 of the collectibility of each loan made to affiliated partnerships within our loan receivable portfolio. We will continue to monitor these loans and assess the collectibility of each loan on a periodic basis. In 2001, there was no provision for losses on notes receivable as all $6.6 million related to additional allowance for possible losses on accounts, fees and other contingencies.

Consolidated Depreciation of Rental Property
Consolidated depreciation of rental property decreased $38.5 million, or 11.8%, to $288.6 million for the year ended December 31, 2002, compared to $327.1 million for the year ended December 31, 2001. This decrease was principally a result of the following:

- $69.0 million of the decrease related to the change in useful lives of assets made in 2001, which was consistent with management's expectations. During 2001, we completed a comprehensive review of our real estate related depreciation. As a result of this review, we changed our estimate of the remaining useful lives for our buildings. We believe the change better reflects the remaining useful lives of the assets and is consistent with prevailing industry practice. This change in useful lives increased net income by approximately $74.3 million, net of minority interest, in 2002 over 2001, of which a portion was recognized as an increase to equity in earnings of unconsolidated real estate partnerships. The recognition of this change in useful lives resulted in an increase in basic and diluted earnings per share of $0.87 and $0.86, respectively, for the year ended December 31, 2002;
- $0.8 million of the decrease related to the disposition of 25 apartment properties in 2001 (results of 2002 dispositions were included in discontinued operations);
- $24.0 million of an offsetting increase related to depreciation of the properties acquired through three direct purchases in 2001, ten months of depreciation of the properties acquired in the Casden Merger and four months of depreciation of the properties acquired in the New England Properties Acquisition in 2002; and
- $13.2 million of an offsetting increase related to the purchase of controlling interests in, and the subsequent consolidation of, real estate partnerships. These real estate partnerships included six properties that were first consolidated at the end of 2001, one property that was first consolidated in the second quarter of 2002, 27 properties that were first consolidated in the third quarter of 2002 and 56 properties that were first consolidated in the fourth quarter of 2002.

Consolidated Interest Expense
Consolidated interest expense, which includes the amortization of deferred financing costs together with any prepayment penalties incurred, totaled $339.7 million for the year ended December 31, 2002, compared with $297.5 million for the year ended December 31, 2001, an increase of $42.2 million, or 14.2%. The increase was principally a result of the following:

- $34.8 million of the increase related to interest on additional property debt acquired through three direct purchases in 2001, ten months of interest on additional property debt acquired in the Casden Merger and four months of interest on the debt related to the New England Properties Acquisition in 2002;
- $17.8 million of the increase related to the purchase of controlling interests in, and the subsequent consolidation of, real estate partnerships. These real estate partnerships included six properties that were first consolidated at the end of 2001, one property that was first consolidated in the second quarter of 2002, 27 properties that were first consolidated in the third quarter of 2002 and 56 properties that were first consolidated in the fourth quarter of 2002;
- $2.3 million of the increase related to increased interest expense on our revolving credit facility and term loan. We had an average balance outstanding during the year ended December 31, 2002 of $500.4 million (including the Casden Loan), and an average balance outstanding for the year ended December 31, 2001 of $236.1 million (including the term loan we borrowed for the acquisition of interests in the Oxford properties). The cost of such borrowings was at a weighted average interest rate of 4.43% compared to 7.06%, respectively;
- $10.9 million of an offsetting decrease related to an overall decrease in variable interest rates of approximately 1.5% from the prior year; and
- $2.4 million of an offsetting decrease related to the disposition of 25 apartment properties in 2001 (results of 2002 dispositions were included in discontinued operations).

Consolidated Interest and Other Income
Consolidated interest and other income increased $5.3 million, or 7.7%, to $73.7 million for the year ended December 31, 2002, compared with $68.4 million for the year ended December 31, 2001. This increase was principally a result of the following:

- $26.9 million of the increase related to accretion income increasing from $9.9 million, net of allocated expenses of $4.4 million, for the year ended December 31, 2001, compared to $36.8 million, net of allocated expenses of $1.0 million, for the year ended December 31, 2002. This increase in accretion income was due to more completed transactions resulting in accretion occurring in 2002 than in 2001;
- $18.4 million of an offsetting decrease related to a decrease in recognized gain on certain tax-exempt bonds that were held in 2001 and sold in the second quarter of 2002; and
- $3.8 million of an offsetting decrease related to lower interest on money market and interest bearing accounts, as interest rates on deposit accounts have decreased approximately 1.5% from the prior year, while the average cash balances outstanding for both periods remained consistent.

Equity in Earnings (Losses) of Unconsolidated Real Estate Partnerships

Equity in earnings of unconsolidated real estate partnerships totaled $0.7 million for the year ended December 31, 2002, compared with a loss of $16.7 million for the year ended December 31, 2001, a change of $17.4 million. This change was principally due to the change in estimate of useful lives of the underlying real estate assets completed by us in 2001, which resulted in lower depreciation expense of approximately $16.0 million. See the previous discussion on the change in estimate of useful lives of assets under the heading "Consolidated Depreciation of Rental Property."

Minority Interest in Consolidated Real Estate Partnerships

Minority interest in consolidated real estate partnerships totaled $15.1 million for the year ended December 31, 2002, compared to $37.6 million for the year ended December 31, 2001, a decrease of $22.5 million. This decrease is primarily a result of our purchase of additional interests in consolidated real estate partnerships and a reduction in net income, thereby reducing the minority interest allocation.

Gain (Loss) on Dispositions of Real Estate

Loss on dispositions of real estate, primarily by unconsolidated entities, totaled $27.9 million for the year ended December 31, 2002, compared to a gain of $17.4 million for the year ended December 31, 2001, a change of $45.3 million. Part of this change was a result of our adoption of Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment of Long-Lived Assets to be Disposed Of* ("SFAS 144") effective January 1, 2002, where we now report assets held for sale (as defined by SFAS 144) and assets sold in the current period, as discontinued operations. Due to this adoption, for the year ended December 31, 2002, gain (loss) on dispositions of real estate does not include any gain or loss associated with the disposal of consolidated properties that were classified as discontinued operations during 2002. For 2001, however, gain (loss) on dispositions of real estate included gain or loss associated with the disposal of all properties sold. The properties sold in both periods, as well as the properties held for sale, were considered by management to be inconsistent with our long-term investment strategy. Gain (loss) on properties sold were determined on a property by property basis and are not entirely comparable year over year due to individual property differences.

Included in gain (loss) on dispositions of real estate we recorded a loss of approximately $28.0 million. This $28.0 million loss resulted primarily from a change in estimate due to better insight into information related to the finalization of the recording of purchase price accounting to appropriate entities acquired in past acquisitions and the related historical estimation process in determining the carrying value of assets sold. The recognition of this amount in the current period is considered to be a change in estimate associated with the historical estimated gain or loss on the sale of these properties. The recognition of this change in estimate resulted in a decrease in basic and diluted earnings per share of $0.28 for the year ended December 31, 2002. In addition to the $28.0 million loss discussed above, we recorded approximately $9.0 million of impairment losses on investments in unconsolidated real estate partnerships, offset by approximately $9.0 million of net casualty gains.

Distributions to Minority Partners in Excess of Income

Distributions to minority partners in excess of income decreased $19.4 million to $27.0 million for the year ended December 31, 2002, compared to $46.4 million for the year ended December 31, 2001. When real estate partnerships consolidated in our financial statements make cash distributions in excess of net income, generally accepted accounting principles require us, as the majority partner, to record a charge equal to the minority partners' excess of distributions over net income when the partnership is in a deficit equity position, even though we do not suffer any economic effect, cost or risk. This decrease was due to a reduced level of distributions being made by the consolidated real estate partnerships as a result of lower refinancing activity, and our increased ownership of such partnerships.

Discontinued Operations

Loss from discontinued operations was $6.1 million for the year ended December 31, 2002, compared to income of $4.2 million for the year ended December 31, 2001, a change of $10.3 million. As a result of the adoption of SFAS 144, effective January 1, 2002, we now report assets classified as held for sale (as defined by SFAS 144) and assets sold in the current period, as discontinued operations. For the year ended December 31, 2002, discontinued operations included the operations of the properties sold and classified as held for sale in 2002 and the associated gain (loss) on the disposition of the properties. For the year ended December 31, 2001, discontinued operations included the 2001 operations of the properties sold and classified as held for sale in 2002. There were no gains or losses on assets sold in 2001 included in discontinued operations for the year ended December 31, 2001. The change in discontinued operations was primarily related to a net loss on disposals of $9.0 million for the year ended December 31, 2002. We incurred net losses of $21.0 million from the sale of certain senior living facilities, which we deemed non-strategic assets. In addition, approximately $3.0 million of impairment losses were recorded on properties that were classified as held for sale. These losses were partially offset by $15.0 million in net gains on the sale of other discontinued operations properties. The properties sold, as well as the properties classified as held for sale, were considered by management to be inconsistent with our long-term investment strategy. See Note 27 to the consolidated financial statements in this Annual Report for more details on discontinued operations.

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

Effective January 1, 2001, we began consolidating our previously unconsolidated subsidiaries (see Note 6 to the consolidated financial statements in this Annual Report). Prior to this date, we had significant influence over, but did not have control of, such subsidiaries. Accordingly, such investments were accounted for under the equity method. Under the equity method, our pro-rata share of the earnings or losses of the entity for the periods being presented was included in equity in losses of unconsolidated subsidiaries. In order for a meaningful analysis of the financial statements to be made, the revenues and expenses for the unconsolidated subsidiaries for the year ended December 31, 2000, have been included in the following analysis as though they had been consolidated, and as a result the 2000 amounts are different than the historical information as previously reported. All significant intercompany revenues and expenses have been eliminated. Dollar amounts are in thousands.

	Year Ended December 31, 2001	2000
Rental Property Operations:		
Rental and other property revenues	$1,224,667	$1,028,510
Property operating expenses	(465,721)	(429,642)
Income from property operations	758,946	598,868
Investment Management Business:		
Management fees and other income primarily from affiliates	158,367	159,888
Management and other expenses	(112,047)	(108,574)
Amortization of intangibles	(18,729)	(12,070)
Income from investment management business	27,591	39,244
General and administrative expenses	(18,530)	(18,123)
Other expenses	(6,400)	—
Provision for losses on accounts, fees and notes receivable	(6,646)	—
Depreciation of rental property	(327,070)	(290,612)
Interest expense	(297,507)	(274,315)
Interest and other income	68,417	70,545
Equity in earnings (losses) of unconsolidated real estate partnerships	(16,662)	5,246
Minority interest in consolidated real estate partnerships	(37,619)	(27,451)
Operating earnings	144,520	103,402
Gain on dispositions of real estate	17,394	26,335
Distributions to minority partners in excess of income	(46,359)	(24,375)
Income before minority interest in AIMCO Operating Partnership and discontinued operations	115,555	105,362
Minority interest in AIMCO Operating Partnership, preferred	(9,803)	(7,020)
Minority interest in AIMCO Operating Partnership, common	(2,639)	(3,519)
Income from continuing operations	103,113	94,823
Discontinued operations:		
Income from discontinued operations, net	4,239	4,355
Net income	$ 107,352	$ 99,178
Net income attributable to preferred stockholders	$ 90,331	$ 63,183
Net income attributable to common stockholders	$ 17,021	$ 35,995

Net Income

We recognized net income of $107.4 million, and net income attributable to common stockholders of $17.0 million, for the year ended December 31, 2001, compared to net income of $99.2 million, and net income attributable to common stockholders of $36.0 million, for the year ended December 31, 2000. Net income attributable to common stockholders represents net income less dividends accrued on preferred stock for that period.

The following paragraphs discuss the results of operations in detail.

Consolidated Rental Property Operations

Rental and other property revenues from consolidated properties totaled $1,224.7 million for the year ended December 31, 2001, compared with $1,028.5 million for the year ended December 31, 2000, an increase of $196.2 million, or 19.1%. This increase in consolidated rental and other property revenues was principally a result of the following:

- $130.0 million of the increase related to operations of the properties acquired through three direct purchases in 2001 and operations of the properties acquired through the Oxford acquisition and 12 other properties acquired in the third and fourth quarters of 2000;
- $58.5 million of the increase related to the purchase of controlling interests in, and the subsequent consolidation of, real estate partnerships. These real estate partnerships included six properties that were first consolidated in 2001 and 79 properties that were first consolidated after the first quarter of 2000;
- $38.2 million of the increase related to a 3.6% increase in same store revenues; and
- $34.9 million of an offsetting decrease related to the disposition of 25 properties in 2001 and 22 properties after the first quarter of 2000.

Property operating expenses from our consolidated properties, consisting of on-site payroll costs, utilities (net of reimbursements received from residents), contract services, property management fees, turnover costs, repairs and maintenance, advertising and marketing, property taxes and insurance, totaled $465.7 million for the year ended December 31, 2001, compared with $429.6 million for the year ended December 31, 2000, an increase of $36.1 million or 8.4%. This increase in consolidated property operating expenses was principally a result of the following:

- $37.8 million of the increase related to operations of the properties acquired through three direct purchases in 2001 and operations of the properties acquired through the Oxford acquisition and 12 other properties acquired in the third and fourth quarters of 2000;
- $25.6 million of the increase related to the purchase of controlling interests in, and the subsequent consolidation of, real estate partnerships. These real estate partnerships included six properties that were first consolidated in 2001 and 79 properties that were first consolidated after the first quarter of 2000;
- $18.0 million of the increase related to a 4.4% increase in same store expenses;
- $26.9 million of an offsetting decrease related to the capitalization of construction-related costs; and
- $18.2 million of an offsetting decrease related to the disposition of 25 properties in 2001 and 22 properties after the first quarter of 2000.

Consolidated Investment Management Business

Income from the consolidated investment management business, which is primarily earned from unconsolidated real estate partnerships and the minority interest share of consolidated real estate partnerships, for which we are the general partner, was $27.6 million for the year ended December 31, 2001, compared with $39.2 million for the year ended December 31, 2000, a decrease of $11.6 million or 29.6%. This decrease in consolidated investment management business was principally a result of the following:

- $22.0 million of the decrease related to the reduction in the number of properties managed, including approximately 225 for third parties;
- $6.6 million of the decrease related to increased amortization of intangibles from additional property and asset management contract intangibles that were acquired as part of the acquisition of the Oxford properties;
- $5.6 million of the decrease related to losses from health and property casualty insurance claims;
- $2.5 million of the decrease related to the increased ownership in controlled, consolidated partnerships, which requires additional elimination of management fee income and the associated property management expense;
- $10.3 million of an offsetting increase related to fees resulting from additional construction supervisory management services in 2001. These fees were calculated and billed to the real estate partnerships based on a percentage of volume of construction activities;
- $9.7 million of an offsetting increase related to increased capitalization of direct and indirect costs related to construction, redevelopment, Capital Enhancement and Capital Replacement activities; and
- $4.6 million of an offsetting increase related to additional accounting and other fees earned from the Oxford properties, which were acquired by us in September 2000.

Consolidated General and Administrative and Other Expenses

Consolidated general and administrative expenses remained consistent, with $18.5 million for the year ended December 31, 2001 compared with $18.1 million for the year ended December 31, 2000.

We incurred $6.4 million of consulting fees paid to a specialized third party vendor for the year ended December 31, 2001 in connection with a systematic and comprehensive effort to improve our business processes and financial controls. This effort resulted in identifying many initiatives to eliminate work and reduce costs. Three of the main themes were to increase focus on the operation of the conventional properties, strengthen corporate support to field operations and increase focus on the realization of equity values embedded in our portfolio of affordable properties. In 2001, we transferred affordable property management to a team separate from conventional property management, and reduced our business of providing property management services to unrelated third parties from 60,669 units at the end of 2000 to 31,520 units by the end of 2001, in order to focus on the operation of conventional properties. We have strengthened a number of our corporate functions including: purchasing, which has provided for lower costs; marketing, to improve traffic; human resources, to improve the recruitment, training and retention of top performers; financial control, to provide more timely financial information; and information technology systems, which includes the pending installation of an on site property management program.

Additionally, for the year ended December 31, 2001, we provided for an additional allowance of $6.6 million for possible losses on accounts, fees and other contingencies.

Consolidated Depreciation of Rental Property

Consolidated depreciation of rental property totaled $327.1 million for the year ended December 31, 2001, compared with $290.6 million for the year ended December 31, 2000, an increase of $36.5 million or 12.6%. This increase was principally a result of the following:

- $51.5 million of the increase related to operations of the properties acquired through three direct purchases in 2001 and operations of the properties acquired through the Oxford acquisition and 12 other properties acquired in the third and fourth quarters of 2000;
- $12.9 million of the increase related to the purchase of controlling interests in, and the subsequent consolidation of, real estate partnerships. These real estate partnerships included six properties that were first consolidated in 2001 and 79 properties that were first consolidated after the first quarter of 2000;
- $12.0 million of the increase related to depreciable additions to same store properties;
- $34.0 million of an offsetting decrease related to the change in useful lives of assets. During 2001, we completed a comprehensive review of our real estate related depreciation. As a result of this review, we changed our estimate of the remaining useful lives for our buildings. Effective July 1, 2001 for certain assets and October 1, 2001 for the majority of the portfolio, we extended useful lives of these assets from a weighted average composite life of 25 years to a weighted average composite life of 30 years. This change increased net income by approximately $31 million, net of minority interest, or $0.42 per diluted share in 2001. We believe the change better reflects the remaining useful lives of the assets and is consistent with prevailing industry practice; and
- $7.8 million of an offsetting decrease related to the disposition of 25 properties in 2001 and 22 properties after the first quarter of 2000.

Consolidated Interest Expense

Consolidated interest expense, which includes the amortization of deferred financing costs, totaled $297.5 million for the year ended December 31, 2001, compared with $274.3 million for the year ended December 31, 2000, an increase of $23.2 million or 8.5%. This increase was principally a result of the following:

- $38.4 million of the increase related to operations of the properties acquired through three direct purchases in 2001 and operations of the properties acquired through the Oxford acquisition and 12 other properties acquired in the third and fourth quarters of 2000;
- $13.2 million of the increase related to the purchase of controlling interests in, and the subsequent consolidation of, real estate partnerships. These real estate partnerships included six properties that were first consolidated in 2001 and 79 properties that were first consolidated after the first quarter of 2000;
- $14.1 million of an offsetting decrease related to lower interest expense on our line of credit. We had lower average balances outstanding during the year, and the cost of such borrowing was at a weighted average interest rate of 6.64% for the year ended December 31, 2001 compared to 8.95% for the year ended December 31, 2000;
- $7.3 million of an offsetting decrease related to a reduction in interest expense paid on our mandatorily redeemable convertible preferred securities, as approximately 2.4 million and 0.2 million of these securities were converted into Common Stock in late 2000 and in 2001, respectively; and
- $6.3 million of an offsetting decrease related to the disposition of 25 properties in 2001 and 22 properties occurring after the first quarter of 2000.

Consolidated Interest and Other Income

Consolidated interest and other income decreased $2.1 million or 3.0% from $70.5 million for the year ended December 31, 2000, compared to $68.4 million for the year ended December 31, 2001. This decrease was principally the result of the following:

- $16.5 million of the decrease related to a reduction in accretion income of discounted notes from $26.4 million, net of allocated expenses of $4.3 million, for the year ended December 31, 2000 to $9.9 million, net of allocated expenses of $4.4 million, for the year ended December 31, 2001. This decrease in accretion income was due to fewer loans and fewer transactions completed that resulted in accretion income.

- $10.0 million of the decrease related to lower interest from money market and interest bearing accounts as interest rates on deposit accounts had decreased approximately 200 basis points from the prior year, as well as we had lower average cash balances ($87.8 million in 2001, compared to $113.8 million in 2000) due to the paydown of certain obligations and distributions to minority interest partners.
- $26.1 million of an offsetting increase related to the gain recognized from the sale of certain tax-exempt bonds.

Equity in Earnings (Losses) of Unconsolidated Real Estate Partnerships

Equity in losses from unconsolidated real estate partnerships totaled $16.7 million for the year ended December 31, 2001, compared to earnings of $5.2 million for the year ended December 31, 2000, a decrease of $21.9 million. The acquisition of interests in the Oxford properties in 2000 contributed $2.1 million to the earnings of unconsolidated real estate partnerships. However, this was offset by the purchase of additional partnership interests which resulted in the related properties being consolidated and contributing to consolidated rental revenues and expenses (seven properties in 2001 and 80 properties in 2000).

Minority Interest in Consolidated Real Estate Partnerships

Minority interest in consolidated real estate partnerships totaled $37.6 million for the year ended December 31, 2001, compared to $27.5 million for the year ended December 31, 2000, a change of $10.1 million. The change was primarily a result of our purchase of additional interests in real estate partnerships, thereby reducing the minority interest allocation.

Distributions to Minority Partners in Excess of Income

Distributions to minority partners in excess of income increased $22.0 million from $24.4 million for the year ended December 31, 2000 to $46.4 million for the year ended December 31, 2001. When real estate partnerships consolidated in our financial statements make cash distributions in excess of net income, generally accepted accounting principles require us, as the majority partner, to record a charge equal to the minority partners' excess of distribution over net income when the partnership is in a deficit equity position, even though we do not suffer any economic effect, cost or risk. The increase for the year occurred due to increased refinancing and operating activity, resulting in an increased amount of cash distributions to minority interest partners.

Gain on Dispositions of Real Estate

Gain on dispositions of real estate totaled $17.4 million for the year ended December 31, 2001, compared to $26.3 million for the year ended December 31, 2000, a decrease of $8.9 million. The sales in both periods are of properties that are considered by management to be inconsistent with our long-term investment strategy. Gains (losses) on properties sold were determined on a property by property basis and are not entirely comparable year over year due to individual property differences.

Discontinued Operations

Income from discontinued operations was $4.2 million for the year ended December 31, 2001, compared to $4.4 million for the year ended December 31, 2000. As a result of the adoption of SFAS 144, effective January 1, 2002, we now report assets classified as held for sale (as defined by SFAS 144) and assets sold in the current period, as discontinued operations. This change has resulted in certain reclassifications of 2001 and 2000 financial statement amounts, as all results of operations for those properties sold or classified as held for sale in 2002 must be included in a separate component of income on the consolidated statements of income for all comparable periods. For the year ended December 31, 2001 and 2000, discontinued operations included the operations of the properties sold or classified as held for sale in 2002. There are no gains or losses on assets sold in 2001 or 2000 included in discontinued operations for the years ended December 31, 2001 and 2000. See Note 27 to the consolidated financial statements in this Annual Report for more information on discontinued operations.

CONVENTIONAL SAME STORE PROPERTY OPERATING RESULTS

We define "same store" properties as conventional apartment properties in which our ownership interest exceeds 10% and operations are stabilized for over one year in the comparable periods of 2002 and 2001. "Total portfolio" includes same store properties plus conventional acquisition and redevelopment properties. The following table summarizes the unaudited conventional rental property operations on a "same store" and a "total portfolio" basis (dollars in thousands):

	Conventional Same Store		Conventional Total Portfolio	
	2002	2001	2002	2001
Properties	620	620	665	636
Apartment units	173,397	173,397	188,966	179,876
Average physical occupancy	92.5%	93.3%	91.4%	92.1%
Average rent collected/unit/month	$ 693	$ 694	$ 714	$ 679
Revenues	$1,130,477	$1,138,481	$1,242,398	$1,172,299
Expenses	420,879	417,254	465,997	436,156
Net operating income	**$ 709,598**	**$ 721,227**	**$ 776,401**	**$ 736,143**

Same store net operating income decreased $11.6 million, or 1.6%, for the year ended December 31, 2002 compared to the year ended December 31, 2001. Revenues decreased $8.0 million, or 0.7%, primarily due to lower average rent (down $1 per unit), lower occupancy (down 0.8%), and increased bad debt; all of which were somewhat offset by an increase in ancillary income. Expenses increased by $3.6 million, or 0.9%, primarily due to an increase of $5.3 million in property taxes as well as increased insurance expense of $1.5 million as the cost of property hazard insurance coverage rose in March 2002. These increases were somewhat offset by reductions in other categories. Same store expenses for both periods presented above are net of capitalized costs. The same store net operating results above represent 88.5% and 92.0% of total Free Cash Flow for the years ended December 31, 2002 and 2001, respectively.

FUNDS FROM OPERATIONS

We believe that FFO and AFFO, when considered with the financial data determined in accordance with GAAP, provide investors with an understanding of our ability to incur and service debt and make capital expenditures. These supplemental measures capture real estate performance by recognizing that real estate generally appreciates over time or maintains residual value to a much greater extent than machinery, computers or other personal property. The Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from extraordinary items, disposals of depreciable real estate property, net of related income taxes, plus real estate related depreciation and amortization (excluding amortization of financing costs), including depreciation for unconsolidated real estate partnerships and joint ventures and discontinued operations. We calculate FFO based on the NAREIT definition, as further adjusted for minority interest in the AIMCO Operating Partnership, plus amortization of intangibles, plus distributions to minority partners in excess of income and less dividends on preferred stock. We calculate FFO (diluted) by adding back the interest expense and preferred dividends relating to convertible securities whose conversion is dilutive to FFO. FFO should not be considered an alternative to net income or net cash flows from operating activities, as calculated in accordance with GAAP, as an indication of our performance or as a measure of liquidity. FFO is not necessarily indicative of cash available to fund future cash needs. In addition, although FFO is a measure used for comparability in assessing the performance of real estate investment trusts, there can be no assurance that our basis for computing FFO is comparable with that of other real estate investment trusts.

For the years ended December 31, 2002, 2001 and 2000, our FFO is calculated as follows (amounts in thousands):

	2002	2001	2000
Net Income	$ 169,046	$ 107,352	$ 99,178
Adjustments:			
Real estate depreciation, net of minority interest	260,507	316,101	256,917
Real estate depreciation related to unconsolidated entities	33,544	57,506	70,188
Loss (gain) on dispositions of real estate	27,902	(17,394)	(26,335)
Distributions to minority partners in excess of income	26,979	46,359	24,375
Amortization of intangibles	4,026	18,729	12,068
Income tax arising from disposals	—	3,202	—
Gain on disposition of land	—	3,843	—
Discontinued operations:			
Real estate depreciation, net of minority interest	10,403	16,948	9,997
Loss on disposals, net of minority interest	8,958	—	—
Distributions to minority partners in excess of income	1,321	1,342	—
Income tax arising from disposals	2,507	—	—
Other items:			
Deferred income tax benefit	—	—	154
Interest expense on mandatorily redeemable convertible preferred securities	1,161	1,568	8,869
Preferred stock dividends and distributions	(60,272)	(35,747)	(26,120)
Minority interest in AIMCO Operating Partnership	23,908	12,442	10,539
Diluted Funds From Operations available to common shares, and equivalents	**$ 509,990**	**$ 532,251**	**$ 439,830**
Weighted average number of common shares and equivalents:			
Common shares and equivalents	86,773	73,648	69,063
Preferred stock, preferred OP Units, and other securities convertible into common shares	10,847	17,187	15,308
Common OP Units and equivalents	12,395	11,312	7,135
	110,015	**102,147**	**91,506**
Cash flow provided by operating activities	$ 497,289	$ 494,457	$ 400,364
Cash flow used in investing activities	(786,377)	(132,010)	(546,981)
Cash flow provided by (used in) financing activities	308,641	(439,562)	202,128

CONTRIBUTION TO FREE CASH FLOW

We look at our Free Cash Flow as a means of monitoring the operations of the components of our business. In this regard, in addition to the year-to-year comparative discussion, we have provided disclosure (see Note 24 to the consolidated financial statements in this Annual Report) on the contribution (separated between consolidated and unconsolidated activity) to our Free Cash Flow from several components of our business, and a reconciliation of Free Cash Flow to FFO, less Capital Replacements and Capital Enhancements, and to net income for the years ended December 31, 2002, 2001 and 2000. We define Free Cash Flow as FFO, less Capital Replacements and Capital Enhancements, plus interest expense and preferred stock dividends.

The following table summarizes the contributions to our Free Cash Flow (dollars in thousands):

	2002		2001		2000	
	Amount	Contr.%	Amount	Contr.%	Amount	Contr.%
Real estate	$ 745,864	93%	$ 700,702	89%	$ 575,888	85%
Investment management business:						
Property and asset management	13,388	2%	32,538	4%	40,954	6%
Activity based fees	8,900	1%	13,782	2%	7,438	1%
Interest income: recurring	29,155	3%	32,378	4%	41,996	6%
Interest income: transactional	44,539	6%	36,039	5%	26,409	4%
General and administrative and other expenses and provision for losses	(39,550)	(5%)	(31,576)	(4%)	(18,123)	(2%)
Total Free Cash Flow	**$802,296**	**100%**	**$ 783,863**	**100%**	**$674,562**	**100%**

Comparison of the Year Ended December 31, 2002 to the Year Ended December 31, 2001

Total Free Cash Flow contributed was $802.3 million and $783.9 million in 2002 and 2001, respectively, an increase of $18.4 million or 2.3%.

The real estate Free Cash Flow contribution was $745.9 million and $700.7 million in 2002 and 2001, respectively, an increase of $45.2 million or 6.5%. Real estate contribution to total Free Cash Flow increased to 93% in 2002 from 89% in 2001. The increase was primarily due to acquisitions ($88.7 million), offset by a decrease due to increased Capital Replacement and Capital Enhancement spending ($31.8 million), and a decrease in same store operating results ($12.6 million).

The property and asset management income within the investment management business contributed $13.4 million (2%) and $32.5 million (4%) to Free Cash Flow in 2002 and 2001, respectively. This decrease is primarily a result of (a) a reduction in fees related to construction supervisory management services, (b) a reduction in management fees and other income earned due to a decrease in the number of properties managed, including third parties, (c) an increase in losses from property casualty insurance claims, and (d) a reduction due to the increased ownership in and number of consolidated real estate partnerships, which results in additional elimination of management fee income and the associated property operating expense. These decreases in Free Cash Flow were partially offset by increases in Free Cash Flow as a result of a decrease in compensation and health insurance expense. Activity based fees contributed $8.9 million (1%) and $13.8 million (2%) to Free Cash Flow in 2002 and 2001, respectively. Activity based fees are earned on partnership refinancing, sales and other transactions. This decrease was primarily due to decreased refinancing transactions resulting in fees (28 in 2002 compared to 59 in 2001).

Recurring interest income decreased $3.2 million primarily as a result of a decrease in interest income from money market and interest bearing accounts while general partner loan interest remained consistent. Money market and interest bearing accounts decreased as interest rates on deposit accounts have decreased approximately 1.5% from the prior year, while the average cash balances outstanding for both periods remained consistent. The transactional related interest income contribution was $44.5 million (6%) and $36.0 million (5%) of Free Cash Flow contribution in 2002 and 2001, respectively, an increase of $8.5 million. Transactional interest income was comprised of gain on sale of bonds and accretion income on discounted notes. We hold investments in both par value notes receivable and discounted notes receivable. Accretion income on discounted notes increased $26.9 million from 2001 due to more completed transactions in 2002. Offsetting this increase was a decrease of $18.4 million related to the recognized gain on sale of certain tax-exempt bonds that were held in 2001 and sold in the second quarter of 2002.

Contributions to conventional real estate Free Cash Flow for 2002, 2001 and 2000 before adjustment for minority interest were as follows (dollars in thousands):

	2002		2001		2000	
	Amount	Contr.%	Amount	Contr.%	Amount	Contr.%
Average monthly rent greater than $1,200 per unit	$ 86,616	12%	$ 47,943	7%	$ 24,917	4%
Average monthly rent $1,000 to $1,200 per unit	56,602	8%	46,854	6%	30,005	5%
Average monthly rent $900 to $1,000 per unit	93,763	12%	78,737	11%	28,729	5%
Average monthly rent $800 to $900 per unit	82,076	11%	95,658	13%	61,832	10%
Average monthly rent $700 to $800 per unit	102,112	14%	104,704	14%	70,857	12%
Average monthly rent $600 to $700 per unit	151,339	20%	184,496	25%	156,554	27%
Average monthly rent $500 to $600 per unit	131,429	18%	137,023	19%	158,461	27%
Average monthly rent less than $500 per unit	37,084	5%	37,362	5%	56,271	10%
Total conventional real estate contribution to Free Cash Flow before adjustment for minority interest	**$741,021**	**100%**	**$732,777**	**100%**	**$587,626**	**100%**

The conventional real estate contribution to Free Cash Flow was $741.0 million and $732.8 million in 2002 and 2001, respectively, an increase of $8.2 million or 1.1%. The increase was primarily due to acquisitions ($53.7 million), offset by a decrease due to increased Capital Replacement and Capital Enhancement spending ($26.9 million), a decrease in same store operating results ($12.6 million), and a decrease due to 2001 dispositions ($5.3 million).

The changes in the composition of conventional real estate contribution resulted in an increase in contribution from properties with an average monthly rent greater than $900 per unit to 32% from 24% in 2001, and a decrease in contribution from properties with an average monthly rent below $600 per unit to 23% from 24% in 2001. The changes were due to acquisitions offset by decreases in property operations and dispositions.

Note 24 to the consolidated financial statements in this Annual Report provides additional detail on each component of Free Cash Flow. We believe this disclosure is complementary to the results of operations discussed above.

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

Total Free Cash Flow contributed was $783.9 million and $674.6 million in 2001 and 2000, respectively, an increase of $109.3 million or 16.2%.

The real estate Free Cash Flow contribution was $700.7 million and $575.9 million in 2001 and 2000, respectively, an increase of $124.8 million or 21.7%. Real estate contribution to total Free Cash Flow increased to 89% in 2001 from 85% in 2000. The increase was due to improvements in property operations (96%), acquisitions (2%) and limited partnership acquisitions (2%).

The property and asset management income within the investment management business contributed $32.5 million (4%) and $41.0 million (6%) to Free Cash Flow in 2001 and 2000, respectively. This decrease is primarily a result of (a) a reduction in management fees and other income earned due to a decrease in the number of properties managed, including third parties, (b) an increase in losses from health and property casualty insurance claims and (c) a reduction due to the increased ownership in controlled, consolidated partnerships, which requires additional elimination of management fee income and the associated property management expense. These decreases in Free Cash Flow were partially offset by increases in Free Cash Flow as a result of (a) an increase in property and asset management income resulting from additional fees due to the acquisition of the Oxford properties in September 2000, (b) an increase in property and asset management income as we earned additional construction supervisory management services in 2001 and (c) an increase in the capitalization of direct and indirect costs related to construction, redevelopment, Capital Enhancement and Capital Replacement activities. Activity based fees contributed $13.8 million (2%) and $7.4 million (1%) to Free Cash Flow in 2001 and 2000, respectively. Activity based fees are earned on partnership refinancing, sales and other transactions. The increase in fee income is due to increased refinancing fees of $10.4 million in 2001, compared to $4.0 million in 2000.

Recurring interest income decreased $9.6 million primarily as a result of a decrease in interest income from money market and interest bearing accounts. We had $80.0 million in cash as of December 31, 2001, compared to $157.1 million at December 31, 2000 due to the paydown of certain obligations such as the term loan and revolving credit facility, and interest rates on deposit accounts having decreased approximately 200 basis points. The transactional related interest income contribution was $36.0 million (5%) and $26.4 million (4%) of Free Cash Flow contribution in 2001 and 2000, an increase of $9.6 million. Transactional interest income was comprised of gain on sale of bonds and accretion income on discounted notes. We hold investments in both par value notes receivable and discounted notes. Accretion income on discounted notes decreased $16.5

million from 2000 due to fewer loans and fewer transactions completed. However, this was offset by a $26.1 million gain recognized from the sale of certain tax-exempt bonds.

The conventional real estate contribution to Free Cash Flow was $732.8 million and $587.6 million in 2001 and 2000, respectively, an increase of $145.2 million or 24.7%. The increase was due to improvements in property operations (96%), acquisitions (2%) and acquisition of limited partnership interests (2%).

The changes in the composition of conventional real estate contribution resulted in an increase in contribution from properties with an average monthly rent greater than $900 per unit to 24% from 14% in 2000, and a decrease in contribution from properties with an average monthly rent below $600 per unit to 24% from 37% in 2000. The changes were due to improvements in property operations, acquisitions, limited partnership acquisitions and dispositions.

Note 24 to the consolidated financial statements in this Annual Report provides additional detail on each component of Free Cash Flow. We believe this disclosure is complementary to the results of operations discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability to meet present and future financial obligations either through the sale or maturity of existing assets or by the acquisition of additional funds through working capital management. Both the coordination of asset and liability maturities and effective working capital management are important to the maintenance of liquidity. Our primary source of liquidity is our cash flow from operations as determined by rental rates, occupancy levels and operating expenses related to our portfolio of apartment properties, as well as cash flow from operations generated by our investment management business.

Our principal demands for liquidity include normal operating activities, payments of principal and interest on outstanding debt, capital expenditures, acquisitions of and investments in properties, dividends paid to stockholders and distributions paid to limited partners. We consider our cash provided by operating activities to be adequate to meet short-term liquidity demands. In the event that there continues to be an economic downturn or the national economy continues to deteriorate and the cash provided by operating activities is no longer adequate, we have additional means, such as short-term borrowing availability, to help us meet our short-term liquidity demands. We use our revolving credit facility for general corporate purposes and to fund investments on an interim basis. We expect to meet our long-term liquidity requirements, such as debt maturities and property acquisitions, through long-term borrowings, both secured and unsecured, the issuance of debt or equity securities (including OP Units), the sale of properties and cash generated from operations.

At December 31, 2002, we had $99.6 million in cash and cash equivalents, an increase of $19.6 million from December 31, 2001. In addition, we had $224.9 million of restricted cash ($70 million of which was acquired in the Casden Merger), primarily consisting of reserves and impounds held by lenders for bond sinking funds, capital expenditures, property taxes and insurance. In addition, cash, cash equivalents and restricted cash are held by partnerships that are not presented on a consolidated basis. The following discussion relates to changes in cash due to operating, investing and financing activities, which are presented in our Consolidated Statements of Cash Flows in this Annual Report.

Operating Activities

For the year ended December 31, 2002, our net cash provided by operating activities was $497.3 million, compared to $494.5 million for the year ended December 31, 2001. This decline is due primarily to the economic downturn in the national economy and the related deterioration in our operating activities, as well as an increase in our level of operating assets, partially offset by a decrease in our operating liabilities.

Investing Activities

For the year ended December 31, 2002, our net cash used in investing activities was $786.4 million compared to $132.0 million for the year ended December 31, 2001. In 2002 our investing activities related to investments in acquisitions and our existing real estate assets through capital expenditures and redevelopment, as well as dispositions of apartment properties. See further discussion on capital expenditures under the heading "Capital Expenditures."

Our acquisitions included the Casden Merger and the New England Properties Acquisition. In addition, we acquired the Villas at Park La Brea and made various acquisitions of limited partnership interests held by third party investors in certain partnerships for which we act as the general partner. See Note 4 to the consolidated financial statements in this Annual Report for further discussion on these activities.

Although we hold all of our properties for investment, we sell properties when they do not meet our investment criteria or are located in areas that we believe do not justify our continued investment, in both cases as compared to alternative uses for our capital. The table below shows our dispositions during the year ended December 31, 2002:

Property Type	Number of Properties	Gross Proceeds (in millions)	Existing Debt/ Transaction Costs (in millions)	Net Proceeds (in millions)	Our Share of Net Proceeds (in millions)
Conventional	53	$ 339.6	$ 204.9	$ 134.7	$ 107.4
Commercial	1	0.7	—	0.7	0.1
Affordable	26	72.5	42.0	30.5	12.0
Senior Living	7	139.0	120.4	18.6	17.7
Total	**87**	**$551.8**	**$367.3**	**$184.5**	**$137.2**

We are currently marketing for sale certain real estate properties that are inconsistent with our long-term investment strategies (as determined by management from time to time). Proceeds from 2003 dispositions are expected to be at levels above that of 2002, and are planned to be used to reduce debt and fund capital and other operating needs.

Financing Activities

For the year ended December 31, 2002, net cash provided by financing activities was $308.6 million compared to net cash used in financing activities of $439.6 million for the year ended December 31, 2001. In 2002 our financing activities related to mortgage financing, short-term debt financing, issuance of common and preferred equity, payment of our dividends and payment of our principal debt amortization.

During the year ended December 31, 2002, we refinanced or closed 93 mortgage loans generating $1,031.7 million of total proceeds at a weighted average interest rate of 4.26%, of which approximately $937.9 million related to consolidated properties (these mortgages do not include the $308.7 million in mortgage loans related to the New England Properties Acquisition that are discussed below). Each loan is non-recourse. Among the 93 loans, 81 are individually secured by one of 81 properties with no cross-collateralization, and 12 loans totaling $228.4 million are cross-collateralized with certain other mortgage loans. After repayment of existing debt and payment of transaction costs totaling $832.0 million, our share of the total $199.7 million in net proceeds was $165.8 million which was used to repay existing short-term debt and for other corporate purposes. Further details on these mortgage loans are shown in the table below:

Mortgage Type	Loan Amount (in millions)	Term	Rate
Conventional Fixed Rate	$ 174.5	Up to 20 yr, 20 yr amortization	6.49%
Conventional Fixed Rate	129.5	Up to 10 yr, 30 yr amortization	7.01
Conventional Variable Rate	241.0	3 yr revolving facility	2.85
Tax-Exempt Variable Rate	376.8	5-10 yrs	2.47
Affordable Fixed Rate	109.9	15-30 yrs, fully amortizing	6.67
	$1,031.7		**4.26%**

In connection with the Casden Merger, we assumed $684.7 million of primarily long-term, fixed-rate, fully amortizing notes payable with a weighted average interest rate of 6.85%. Each of the notes is individually secured by one of 116 properties with no cross-collateralization.

In connection with the New England Properties Acquisition, we closed 11 mortgage loans generating $308.7 million of long-term, fixed rate, fully amortizing notes with a weighted average interest rate of 5.69%. Each loan is non-recourse and is individually secured by one of the 11 properties, with no cross-collateralization.

In connection with our purchase of the Villas at Park La Brea, we closed a $38.0 million, long-term, fixed rate, fully amortizing note with an interest rate of 6.01%. This note is non-recourse and secured by the property.

As of December 31, 2002, substantially all of the Company's owned or controlled properties and 86.5% of our total assets were encumbered by or served as collateral for debt. As of December 31, 2002, we had total secured outstanding indebtedness of $6,233.7 million, comprised of $4,582.9 million of secured long-term financing, $1,244.8 million of secured tax-exempt long-term bond financing and $406.0 million in secured short-term financing. As of December 31, 2002, approximately 22.6% of our indebtedness bears interest at variable rates, of which $786.2 million, or 12.6%, is tax-exempt bond financing. As of December 31, 2002, we had a total of 49 mortgage loans, with an aggregate principal balance outstanding of $573.4 million, that were cross-collateralized with certain other mortgage loans. Other than these loans, none of our debt is subject to cross-collateralization provisions. The weighted average interest rate on our long-term secured notes payable and tax-exempt bonds was 6.49%, with a weighted average maturity of 14 years as of December 31, 2002.

In 2002 we issued the following equity:

- 3.5 million shares of Common Stock, valued at $164.9 million, in connection with the Casden Merger
- 2.0 million shares of Class R Preferred Stock, par value $0.01 per share, in two registered public offerings, with total net proceeds of approximately $50 million used to repay short-term indebtedness
- 8.0 million shares of Common Stock in a registered public offering at a net price of $46.17 per share. The total net proceeds of approximately $369 million were used to repay outstanding indebtedness on our revolving credit facility and a portion of the Casden Loan.

Our Board of Directors has, from time to time, authorized us to repurchase shares of Common Stock and our preferred stock. Currently, we are authorized to repurchase up to a total of approximately 1.9 million shares, of which up to 1.9 million shares may be Common Stock and up to 1.7 million shares may be preferred stock. While we have no current plans to repurchase Common Stock or our preferred stock, these repurchases may be made from time to time in the open market or in privately negotiated transactions, subject to applicable law. During the year ended December 31, 2002, we repurchased no shares of Common Stock or preferred stock.

It is the present policy of our Board of Directors to increase the dividend annually in an amount equal to one-half of the projected increase in AFFO subject to minimum distribution requirements to maintain our REIT status. Our Board of Directors considers the discretionary nature of Capital Enhancement spending in its consideration of AFFO as it relates to our dividend policy. The dividend paid in February 2003 of $0.82 per share, which was the same dividend amount as was paid in each quarter of 2002, represents a distribution of 96% of AFFO (before deducting Capital Enhancements) and 78% of FFO for the quarter ended December 31, 2002. We continue to monitor the dividend as a percentage of AFFO (before deducting Capital Enhancements). If the payout were to exceed 100% for a sustained period, our Board of Directors would consider a change in the dividend to match our operating profitability.

On November 7, 2001, AIMCO and the AIMCO Operating Partnership filed a shelf registration statement with the Securities and Exchange Commission, or SEC, with respect to an aggregate of $822 million of debt and equity securities of AIMCO and $500 million of debt securities of the AIMCO Operating Partnership, all of which was carried forward from AIMCO's 1998 shelf registration statement. The SEC declared the registration statement effective on November 9, 2001. As of December 31, 2002, we had approximately $400 million of debt and equity available and the AIMCO Operating Partnership had $500 million of debt available from this registration statement. We expect to finance acquisitions of real estate interests with the issuance of equity and debt securities under the shelf registration statement as well as with cash from operations or short-term borrowings.

Credit Facility and Term Loan

On February 14, 2003, we and our lenders amended our revolving credit facility to increase the available commitment, at our option, to $500 million (such commitment in excess of $400 million is not available until it has been syndicated), reduce the minimum fixed charge coverage ratio from 1.60:1 to 1.50:1 through the maturity date and extend the maturity date one year to July 31, 2005. Upon the effective date of the amendment, the margin on LIBOR-based loans and base rate loans was amended to a range between 2.05% to 2.65% and .55% to 1.15%, respectively, based on the fixed charge coverage ratio. In addition, we and our lenders amended the Casden Loan with the same reduction in the fixed charge coverage ratio as stated above for the credit facility, through maturity, and to eliminate mandatory prepayments for the remainder of the term using proceeds from equity, sales or refinancing proceeds (except as such proceeds arise from transactions of the properties acquired in the Casden Merger).

The financial covenants contained in the amended and restated revolving credit facility and the Casden Loan require us to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, and an interest coverage ratio of 2.25 to 1.0. In addition, the amended and restated revolving credit facility and the Casden Loan limit us from distributing more than 80% of our Funds From Operations over any 12-month period (or such amounts as may be necessary for us to maintain our status as a REIT). Finally, the fixed charge coverage ratio requirement for the quarter ended June 30, 2002 through February 13, 2003 (at which time the coverage ratios were further amended as indicated above) was 1.60:1. As of December 31, 2002, we were in compliance with all financial covenant requirements.

Future Capital Needs

We expect to fund any future acquisitions, redevelopment and capital improvements principally with proceeds from property sales, short-term borrowings and operating cash flows. As of December 31, 2002, we had 10 properties with 3,678 units under redevelopment having an estimated total investment (fair market value prior to redevelopment plus new redevelopment spending) of $601 million, of which approximately $34 million remains to be spent. Our share of the estimated total investment is $501 million of which approximately $21 million remains to be spent.

During 2003, we have:

- $178.9 million of scheduled maturities of property debt that we expect to refinance;

- $134.6 million of scheduled principal amortization payments on property debt that we expect to pay with operating cash flows and proceeds from property sales; and
- $406.0 million of short-term debt ($291.0 million on the credit facility and $115.0 million on the Casden Loan) that we expect to repay a portion of with operating cash flows and proceeds from property sales.

CAPITAL EXPENDITURES

For the year ended December 31, 2002, we spent a total of $82.9 million and $8.0 million on Capital Replacements (expenditures required to maintain the related asset) and on Capital Enhancements (expenditures that add a new feature or revenue source at a property), respectively.

Capital Replacements spending has increased for two primary reasons: a general increase in spending to maintain our assets; and an increase in capitalized costs. In addition to Capital Replacements, we monitor Capital Enhancements, which we distinguish from Capital Replacements. Capital Enhancements are costs incurred to add additional rental square footage, a new building or a new revenue producing feature. For example, replacement of existing kitchen appliances is a Capital Replacement, however, if the same replacements are done in connection with an extensive remodeling project then they are characterized as a Capital Enhancement. Because the distinction between Capital Replacements and Capital Enhancements is not consistently applied across REITs and because there is a risk of partial substitution between Capital Replacements and Capital Enhancements, we monitor and report both Capital Replacements and Capital Enhancements and deduct both in our calculation of AFFO.

The table below details our actual spending on Capital Replacements and Capital Enhancements based on a per unit and total dollar basis (based on approximately 173,000 units) for the year ended December 31, 2002 and reconciles it to our 2002 Consolidated Statement of Cash Flows:

	Useful Life in Yrs	Capital Replacements Actual Cost Per Unit	Capital Enhancements Actual Cost Per Unit	Total CR/CE Annual Cost Per Unit	Capital Replacements Actual Cost (in thousands)	Capital Enhancements Actual Cost (in thousands)	Total CR/CE Annual Cost (in thousands)
Carpets	5	$108	$—	$108	$ 18,795	$ 11	$ 18,806
Flooring	5	26	—	26	4,509	77	4,586
Appliances	5	33	3	36	5,731	447	6,178
Blinds/shades	5	6	—	6	961	4	965
Furnace/air	5	37	1	38	6,423	112	6,535
Hot water heaters	5	10	—	10	1,646	21	1,667
Kitchen/bath	5	13	1	14	2,207	90	2,297
Exterior painting	5	13	1	14	2,338	186	2,524
Landscaping	5	17	1	18	2,987	243	3,230
Pool/exercise facilities	5	15	1	16	2,519	221	2,740
Computers, miscellaneous	5	17	—	17	2,865	—	2,865
Roofs	15	10	—	10	1,716	—	1,716
Parking lot	15	10	—	10	1,775	87	1,862
Building (electrical, elevator, plumbing)	15	74	5	79	12,899	887	13,786
Submetering	15	—	27	27	—	4,602	4,602
Capitalized payroll	5	89	6	95	15,511	984	16,495
Total Company's share		$478	$46	$524	$ 82,882	$7,972	$ 90,854
Plus minority partners' share of consolidated spending					10,667	379	11,046
Less our share of unconsolidated spending					(11,168)	(823)	(11,991)
Total spending per Consolidated Statement of Cash Flows					$82,381	$7,528	$89,909

In addition, we capitalized approximately $8.8 million of our share of indirect costs related to these activities for the year ended December 31, 2002, increasing our share of Capital Replacement ($90.4 million) and Capital Enhancement ($9.2 million) spending to $99.6 million. We funded these expenditures with cash provided by operating activities, working capital reserves, and borrowings under our credit facility.

For the year ended December 31, 2002, we spent a total of $170.9 million for initial capital expenditures, or ICE, (expenditures at a property that have been identified, at the time the property is acquired, as expenditures to be incurred within one year of the acquisition, which in this period relates primarily to the properties acquired in the Casden Merger) and redevelopment (expenditures that substantially upgrade the property). The following table reconciles our share of those expenditures to our 2002 Consolidated Statement of Cash Flows (in millions):

	Year Ended December 31, 2002		
	ICE	Redevelopment	Total
Conventional Assets	$ 29.5	$ 131.0	$ 160.5
Affordable Assets	6.6	3.8	10.4
Total Company's share	36.1	134.8	170.9
Plus minority partners' share of consolidated spending	1.6	20.5	22.1
Less our share of unconsolidated spending	(3.0)	(9.8)	(12.8)
Total ICE and redevelopment spending per Consolidated Statement of Cash Flows	**$34.7**	**$145.5**	**$180.2**

In addition, we capitalized approximately $15.4 million of our share of direct and indirect costs related to these activities for the year ended December 31, 2002, increasing our share of ICE and redevelopment spending to $186.3 million. We funded these expenditures with cash provided by operating activities, working capital reserves, and borrowings under our credit facility.

During 2001 and 2002, we refined our process for identifying and capitalizing certain indirect costs, which include the implementation of a detailed time reporting system to measure such activities more accurately. As a result of the refined process, we capitalized approximately $40.7 million of our share of indirect costs for the year ended December 31, 2002, compared to approximately $48.1 million for the year ended December 31, 2001, for a reduction of approximately $7.4 million.

OFF-BALANCE SHEET ARRANGEMENTS

We own general and limited partner interests in unconsolidated real estate partnerships, which interests were acquired through acquisitions, direct purchases and separate offers to other limited partners. Our total ownership interests in these unconsolidated real estate partnerships range from 1% to 55%. However, based on the provisions of the related partnership agreements, which grant varying degrees of control, we are not deemed to have control of these partnerships sufficient to require or permit consolidation for accounting purposes. There are no lines of credit, side agreements, financial guarantees, or any other derivative financial instruments related to or between us and our unconsolidated real estate partnerships. Accordingly, our maximum risk of loss related to these unconsolidated real estate partnerships is limited to the aggregate carrying amount of our investment in the unconsolidated real estate partnerships and any outstanding notes receivable as reported in our consolidated financial statements. See Note 5 to the consolidated financial statements in this Annual Report for additional information on our unconsolidated real estate partnerships.

CONTRACTUAL OBLIGATIONS

This table summarizes information contained elsewhere in this Annual Report regarding contractual obligations and commitments (amounts in thousands):

	2003	2004 and 2005	2006 and 2007	2008 and thereafter	Total
Scheduled long-term debt maturities	$ 313,514	$ 536,355	$ 906,461	$ 4,071,386	$ 5,827,716
Secured credit facilities	—	115,000	—	—	115,000
Leases	5,549	9,311	7,583	—	22,443
Development fee payments[1]	10,000	20,000	2,500	—	32,500
Total	**$329,063**	**$680,666**	**$916,544**	**$4,071,386**	**$5,997,059**

[1]The development fee payments above were established in connection with the Casden Merger and our commitment as it relates to the Casden Development Company, LLC. We agreed to pay $2.5 million per quarter for five years up to an aggregate amount of $50.0 million to Casden Development Company, LLC as a retainer on account for redevelopment services. Additionally, we have committed to invest up to $50 million for a 20% limited liability company interest in Casden Properties, LLC, a newly formed company controlled by third parties. As of December 31, 2002, we had invested $11.7 million (see Note 4 to the consolidated financial statements in this Annual Report for additional information).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposure relates to changes in interest rates. We are not subject to any foreign currency exchange rate risk or commodity price risk, or any other material market rate or price risks. We use predominantly long-term, fixed-rate and self-amortizing non-recourse mortgage debt in order to avoid the refunding and repricing risks of short-term borrowings. We use short-term debt financing and working capital primarily to fund short-term uses and acquisitions and generally expect to refinance such borrowings with cash from operating activities, property sales proceeds or long-term debt financings.

We had $1,411.2 million of variable rate debt outstanding at December 31, 2002, which represented 22.6% of our total outstanding debt. Of the total variable debt, the major components were floating rate tax-exempt bond financing ($786.2 million), floating rate secured notes ($219.0 million), the Casden Loan ($115.0 million), and the credit facility ($291.0 million). Based on this level of debt, an increase in interest rates of 1% would result in our income and cash flows being reduced by $14.1 million on an annual basis. Historically, changes in tax-exempt interest rates have been at a ratio less than 1:1 with changes in taxable interest rates. Variable rate tax-exempt bond financing is benchmarked against the Bond Market Association Municipal Swap Index (the "BMA Index"). Since 1981, the BMA Index has averaged 54.2% of the 10-year Treasury Yield. If this relationship continues and based on our level of tax-exempt debt, an increase of 1% in taxable interest rates would result in our income and cash flows being reduced by $10.5 million on an annual basis. At December 31, 2002, the Company had $4,822.5 million of fixed-rate debt outstanding. As of December 31, 2001, based on our level of variable debt of $925.1 million, an increase in interest rates of 1% would have resulted in our income and cash flows being reduced by $9.3 million on an annual basis. The year ended December 31, 2002 had an increased potential reduction of $4.8 million as compared to the year ended December 31, 2001 due to our increased variable debt balance in 2002, as a result of our acquisitions and newly consolidated properties.

As of December 31, 2002, the scheduled principal amortization and maturity payments for our consolidated secured notes payable and consolidated secured tax-exempt bonds were as follows (dollars in thousands):

	Amortization	Maturities	Total	Percentage
2003	$ 134,575	$ 178,939	$ 313,514	5.4%
2004	145,628	69,562	215,190	3.7%
2005	153,664	167,501	321,165	5.5%
2006	157,455	384,860	542,315	9.3%
2007	164,289	199,857	364,146	6.2%
Thereafter			4,071,386	69.9%
			$ 5,827,716	100.0%

The estimated aggregate fair value of our cash and cash equivalents, receivables, payables and short-term secured debt as of December 31, 2002 approximate their carrying value due to their relatively short-term nature. Management further believes that the fair value of our variable rate secured tax-exempt bond debt and variable rate secured long-term debt approximate their carrying values. The fair value for our fixed-rate debt agreements were estimated based on the quoted market rate for the same or similar issues. The carrying amount of our fixed-rate debt at December 31, 2002 was $4.8 billion compared to the computed fair value of $5.5 billion (see Note 3 to the consolidated financial statements in this Annual Report).

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements in certain circumstances. In addition to historical information, this Annual Report contains forward-looking statements that discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. When used in this Annual Report, the words "may," "will," "expect," "intend," "plan," "believe," "anticipate," "estimate," "continue" or other similar words or expressions are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this Annual Report. Actual results may differ materially from those described and will be affected by a variety of risks and factors including, without limitation: national and local economic conditions; the level of interest rates; terms and interpretations of governmental regulations that affect us; the competitive environment in which we operate; financing risks, including the risk that our cash flows from operations may be insufficient to meet required payments of principal and interest; real estate risks, including variations of real estate values, the general economic climate in local markets and competition for tenants in such markets; acquisition and development risks, including failure of such acquisitions to perform in accordance with projections; litigation, including the costs of settlements, adverse judgments and litigation costs; and possible environmental liabilities, including costs that may be incurred in remediation of contamination of properties presently or previously owned by us. In addition, our current and continuing qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code and depends on our ability to meet the various requirements imposed by the Internal Revenue Code, through actual operating results, distribution levels and diversity of stock ownership. Readers should carefully review our financial statements and the notes thereto in this Annual Report.

Common Share Market Price and Dividends Paid

The Company's Class A Common Stock is listed on the New York Stock Exchange and trades principally in that market.

On February 18, 2003, there were 4,451 stockholders of record of the Company's Class A Common Stock. The quarterly high and low sales prices and the dividends paid per share for each quarter in 2002 and 2001 are shown below:

	2002			2001		
	High	Low	Dividends Paid	High	Low	Dividends Paid
1st Quarter	$48.65	$42.88	$0.82	$49.81	$40.31	$0.78
2nd Quarter	51.46	46.17	0.82	48.25	42.25	0.78
3rd Quarter	49.44	38.61	0.82	49.19	43.63	0.78
4th Quarter	38.85	34.51	0.82	46.56	41.44	0.78

For the interim period ending February 18, 2003, the high and low sales prices were $39.19 and $34.64, respectively, and a cash dividend of $0.82 per common share was paid.

Selected Financial Data

The following selected financial data is based on our audited historical financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein or in previous filings with the Securities and Exchange Commission.

	For the Year Ended December 31,				
(Dollar amounts in thousands, except per share data)	2002	2001[1]	2000[1]	1999[1]	1998[1]
OPERATING DATA:					
Rental and other property revenues	$ 1,405,684	$ 1,224,667	$ 998,552	$ 510,737	$ 359,169
Property operating expenses	(561,412)	(465,721)	(413,077)	(204,195)	(140,187)
Income from property operations	844,272	758,946	585,475	306,542	218,982
Income (loss) from investment management business	18,262	27,591	15,795	9,183	(4,871)
General and administrative expenses	(20,344)	(18,530)	(18,123)	(15,248)	(13,568)
Depreciation of rental property	(288,589)	(327,070)	(287,809)	(126,891)	(81,491)
Interest expense	(339,737)	(297,507)	(260,133)	(135,901)	(86,795)
Interest and other income	73,694	68,417	65,963	55,288	29,324
Operating earnings	253,972	144,520	103,402	82,593	62,104
Gain (loss) on dispositions of real estate	(27,902)	17,394	26,335	(1,785)	4,674
Distributions to minority partners in excess of income	(26,979)	(46,359)	(24,375)	—	—
Income from continuing operations	175,183	103,113	94,823	74,623	61,596
Income (loss) from discontinued operations, net	(6,137)	4,239	4,355	2,904	2,878
Net income	169,046	107,352	99,178	77,527	64,474
Net income attributable to preferred stockholders	93,558	90,331	63,183	53,453	26,533
Net income attributable to common stockholders	75,488	17,021	35,995	24,074	37,941
OTHER INFORMATION:					
Total consolidated properties (end of period)	728	557	566	373	242
Total consolidated apartment units (end of period)	187,506	157,256	153,872	106,148	63,086
Total unconsolidated properties (end of period)	511	569	683	751	902
Total unconsolidated apartment units (end of period)	73,924	91,512	111,748	133,113	170,243
Units under management (end of period)[2]	56,722	31,520	60,669	124,201	146,034
Earnings per common share – basic:					
Income from continuing operations (net of preferred dividends)	$ 0.95	$ 0.17	$ 0.47	$ 0.34	$ 0.78
Net income attributable to common stockholders	$ 0.88	$ 0.23	$ 0.53	$ 0.39	$ 0.84
Earnings per common share – diluted:					
Income from continuing operations (net of preferred dividends)	$ 0.94	$ 0.17	$ 0.46	$ 0.33	$ 0.74
Net income attributable to common stockholders	$ 0.87	$ 0.23	$ 0.52	$ 0.38	$ 0.80
Dividends paid per common share	$ 3.28	$ 3.12	$ 2.80	$ 2.50	$ 2.25
BALANCE SHEET INFORMATION:					
Real estate, net of accumulated depreciation	$ 8,924,099	$ 6,587,119	$ 5,887,013	$ 4,022,918	$ 2,537,605
Total assets	10,316,601	8,300,672	7,699,874	5,684,951	4,248,800
Total indebtedness	6,233,727	4,585,913	4,198,045	2,540,149	1,643,729
Mandatorily redeemable convertible preferred securities	15,169	20,637	32,330	149,500	149,500
Stockholders' equity	3,163,387	2,710,615	2,501,657	2,259,396	1,902,564

[1] Certain reclassifications have been made to 2001, 2000, 1999 and 1998 amounts to conform to the 2002 presentation. These reclassifications primarily represent presentation changes related to discontinued operations resulting from the adoption of Statement of Financial Accounting Standard No. 144 in 2002. Also, effective January 1, 2001, we began consolidating our previously unconsolidated subsidiaries. Prior to this date, we had significant influence over, but did not control, certain subsidiaries. Accordingly, such investments were accounted for under the equity method, and as a result, the periods prior to 2001 are not comparable.

[2] In 2002, includes approximately 33,000 units that were acquired as part of the Casden Merger, and were asset managed by us only, and not also property managed.

Board of Directors

Terry Considine
Chairman
Aimco Chief Executive Officer

Peter K. Kompaniez
Vice Chairman
Aimco President

James N. Bailey [1] [2] [3]
Chairman, Nominating and Corporate Governance Committee
Senior Managing Director
Cambridge Associates, LLC
Treasurer, Director and Co-founder
The Plymouth Rock Company

Richard S. Ellwood [1] [2] [3]
Chairman, Audit Committee
President
R.S. Ellwood & Co., Inc.

J. Landis Martin [1] [2] [3]
Chairman, Compensation and Human Resources Committee
Chairman and Chief Executive Officer
Titanium Metals Corp.
President and CEO and Director
NL Industries, Inc.

Thomas L. Rhodes [1] [2] [3]
Director
President, National Review

(1) Member of the Audit Committee
(2) Member of the Compensation and Human Resources Committee
(3) Member of the Nominating and Corporate Governance Committee

Executive Officers

Harry G. Alcock
Executive Vice President
Chief Investment Officer

Miles Cortez
Executive Vice President
General Counsel and Secretary

Joseph DeTuno
Executive Vice President
Redevelopment

Patti K. Fielding
Executive Vice President
Property Debt

Patrick J. Foye
Executive Vice President
Partnerships

Lance J. Graber
Executive Vice President
Aimco Capital Transactions

Paul J. McAuliffe
Executive Vice President
Chief Financial Officer

Ronald D. Monson
Executive Vice President
Conventional Property Operations

James G. Purvis
Executive Vice President
Human Resources

David R. Robertson
Executive Vice President,
President and Chief Executive Officer
Aimco Capital

Senior Vice Presidents

Jeffrey W. Adler
Senior Vice President
Marketing and Risk Management

Mari Akers
Senior Vice President
Human Resources

Patrizia A. Bailey
Senior Vice President
Aimco Capital Transactions

Dora E. Chi
Senior Vice President
Tenders

David Douglas
Senior Vice President
Redevelopment

David Gazek
Senior Vice President
Redevelopment

Patricia K. Heath
Senior Vice President
Treasurer

Brad T. Hodack
Senior Vice President
Redevelopment

Michael J. Hornbrook
Senior Vice President
Aimco Capital Transactions

Martha J. Long
Senior Vice President
Continuous Improvement

Gary A. Marks
Senior Vice President
Redevelopment

Charles McKinney
Senior Vice President
Aimco Capital –
Asset Management

Leeann Morein
Senior Vice President

Thomas C. Novosel
Senior Vice President
Chief Accounting Officer

Gary Polodna
Senior Vice President
Redevelopment

Patti Shwayder
Senior Vice President
Government Relations

Patrick F. Slavin
Senior Vice President
Sales and Dispositions

James M. Wallace
Senior Vice President Tax

R. Scott Wesson
Senior Vice President
Chief Information Officer

Advisory Board

Roy H. Lambert, Sr.
Vero Beach, Florida

Richard Morton
Miami, Florida

Emeritus

Charles R. Considine

John D. Smith

Property Operations

DIVISIONAL VICE PRESIDENTS

Gregory P. Garmon
Pacific

James H. Mathes
Southeast

C. Wade Roemke
Midwest

Carl J. Ruff Sr.
Texas

Stephen C. Peters
West

Charles B. Turner
Senior Vice President
Aimco Capital –
Property Operations

David J. Zweig
Northeast

REGIONAL VICE PRESIDENTS

Jimmy K. Arnold

Kenneth B. Bible, Jr.

Russell W. Fleming

Michael Glass

Melanie French

Jeffrey Kimes

Dan J. Kistel

William M. Kozey

Warren J. Sander

James D. Shearer

Charles T. Vanover

Michele M. Wilson

O. Cooper Winston, Jr.

Debbie Workman

Corporate Information

CORPORATE OFFICE
Stanford Place 3
4582 South Ulster Street Parkway
Suite 1100
Denver, Colorado 80237
Telephone 303.757.8101
Toll Free 888.789.8600

WEBSITE
http://www.aimco.com

STOCK LISTING
New York Stock Exchange
Symbols: AIV; AIVPrC; AIVPrD; AIVPrG; AIVPrH; AIVPrP; AIVPrQ; AIVPrR

COMMON & PREFERRED STOCK INVESTOR RELATIONS
Toll Free 888.789.8600
Telephone 303.691.4350
E-mail investor@aimco.com

Jennifer Martin
Vice President
Investor Relations
Telephone 303.691.4440
Fax 303.300.3269

LIMITED PARTNER INVESTOR RELATIONS
P.O. Box 2347
Greenville, South Carolina
29602
Telephone 864.239.1029
Fax 864.239.5812

STOCK TRANSFER AGENT AND REGISTRAR
EquiServe
P.O. Box 43010
Providence, Rhode Island
02940-3010

INDEPENDENT AUDITORS
Ernst & Young LLP
Denver, Colorado

LEGAL COUNSEL
Skadden, Arps, Slate,
Meagher & Flom LLP

AIMCO

Apartment Investment and Management Company

Stanford Place 3, 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237
Telephone 303.757.8101 Toll Free 888.789.8600 http://www.aimco.com